
05003363

04 From day to day



IMPAC

managing the spectrum of cancer care

2004 Annual Report

From diagnosis to long-term follow-up

THE SPECTRUM OF CANCER CARE

'Cancer' is not one disease but a collection of more than 100 related diseases that may be treated with a combination of surgery, one or more of the hundreds of chemotherapy regimens, and advanced radiation therapy techniques. The complex process of ordering, scheduling, and delivering 'multi-modality' treatments, and the subsequent monitoring of cancer patients over years exceed the capabilities available in most general healthcare information systems.



pathology
clinical laboratory
medical oncology

Pathology

Anatomic pathology system that mirrors the workflow in a busy pathology department and streamlines the communication of diagnostic data and results to the oncology care team.

Clinical Laboratory

Clinical laboratory information system that connects to virtually any instrument making lab results critical to the cancer therapy process immediately available in the oncology EMR.

Medical Oncology

Computerized Physician Order Entry – Oncology CPOE – that handles the complexities of chemotherapy ordering and connects to the laboratory and drug dispensing equipment critical to the medical oncology process.




cancer registry
radiation oncology
practice management
medical imaging

Radiation Oncology

Image-guided treatment management system that connects radiation therapy planning, imaging, and delivery equipment to a comprehensive oncology chart — regardless of manufacturer.

Medical Imaging

Image management that stores and manages diagnostic, planning, reference, and setup images as part of the therapy process and provides a complete picture of patient care.

Cancer Registry

Cancer registry system that not only meets regulatory reporting requirements, but provides ready access to the data required to effectively review, analyze, and ultimately improve clinical outcomes.

Practice Management

Core business functionality — scheduling, authorizations, charge intelligence, and accounts receivable management — that is optimized for oncology and fundamentally integrated with a specialized oncology EMR.



The diagnosis and treatment of cancer requires the careful coordination of many different healthcare specialists through a long and complex process of detection, diagnosis, treatment, and follow-up. Only a comprehensive oncology IT solution can transcend the limitations imposed by separate systems working independently of one another and thereby clear the way for a faster, more efficient and secure, overall data and process management solution.

From paper to pixels

COMPREHENSIVE ONCOLOGY IT SOLUTION



anatomic pathology
clinical laboratory
medical oncology
radiation oncology
medical imaging
cancer registry
practice management


AIMEE CLARK, M.D.

IMPAC's spectrum of cancer care products help cancer programs save time and money by reducing costs, increasing productivity, and providing seamless connectivity to the systems and devices that are integral to cancer care.

Pathology-EMR-Registry integration streamlines the recording of diagnosis and staging information, increasing data accuracy and consistency as well as expediting case finding and outcomes reporting.

Electronic charting solutions provide immediate and simultaneous access to critical patient data, eliminating time wasted looking for the chart.

Built-in charge intelligence provides a systematic means of capturing drug and procedure charges as an integral part of workflow, reducing the chance of transcription errors, coding inconsistencies, redundant entries, or lost charges.

Integrated billing and accounts receivable functionality expedites reimbursement by providing electronic claims submission and remittance.

Remote accessibility extends care to outlying areas while maintaining a central IT solution to monitor, control, record, and disseminate information across a variety of settings and locations.

HL7 connectivity allows IMPAC's solutions to easily co-exist in any HIT environment, enabling the ready exchange of patient data with the hospital while the cancer program benefits from an IT solution optimized for oncology.

DICOM connectivity supports the incorporation of medical images into the oncology EMR, eliminating the need to rely on costly film or maintain multiple systems.

Open systems architecture reduces hardware expenditures by eliminating forced dependency on any single equipment vendor and supports the future integration of emerging 'best-of-breed' technologies regardless of manufacturer.

Service excellence helps maximize the return on investment by ensuring that systems are correctly installed, precisely configured, thoroughly trained, and effectively supported.



From detection to cure

ONCOLOGY DATA ANALYSIS & DISCOVERY


Pathology & Imaging
Aggregation & Analysis
Oncology EMR
Cancer Registry

IMPAC provides cancer specialists with the advanced tools required to accurately and efficiently identify, treat, and monitor cancer patients, and the oncology community with the data required to improve clinical practices and research potential cures.

The valuable information compiled by IMPAC's data management solutions help cancer programs plan for expansion, substantiate performance, and ultimately refine clinical practices to continuously improve patient outcomes and forward population-based cancer research.

A fully integrated oncology IT system provides cancer programs with the power to make decisions based on information brought to light by a comprehensive solution capable of compiling valuable data as part of routine care and making it immediately accessible for analysis and discovery.

A year in review

Fiscal 2004 mixed adversity and challenge with execution and promise.

We began 2004 with the acquisition of two businesses that added key components to our overall oncology IT solution. But just as we began the process of integrating the new product lines, we had to navigate through a restatement, weather speculation regarding new legislation that would affect medical oncology reimbursements, and confront heightened competition and new technology introductions in the domestic radiation oncology market.

Execution & Promise

We faced each challenge head-on, re-asserting our competitive strengths and forging new strategies to address evolving market realities. We are arguably a tougher and better company than we were at the beginning of 2004, and our organization has delivered very respectable results for fiscal 2004, continuing on our growth trajectory.

Net sales for fiscal 2004 rose 22.6%, to $69.2 million, compared with $56.4 million in the fiscal 2003. Overall bookings were up 16% year over year due to contributions from our international, lab, and decision support activities. Backlog grew to an all-time high, increasing 25.6% over 2003, and ending at $83.4 million compared to $66.4 million from the prior year's ending value. And, operating cash-flow increased to $14.1 million, with cash, cash equivalents and available-for-sale securities at the end of fiscal 2004 of $58.3 million.

The company's positive performance —even when confronted with substantial obstacles—is attributable to the integrity, creativity, tenacity, skill, and stamina of our employees, and to our ability to effectively market and sell, and efficiently deploy and service our diversified but oncology-focused product line.

The Spectrum of Cancer Care

With the acquisition of PowerPath®, a leading anatomical pathology management system, we expanded our oncology IT solution to include the cancer diagnosis process, the initial phase in the spectrum of cancer care. As cancer treatments become more genetically based, we believe cancer diagnosis will be increasingly critical to the targeted treatment process and diagnostic data increasingly essential to a fulsome understanding of cancer.

The acquisition of MRS™, a leading cancer registry system, expanded our presence in cancer registry. We now have the largest installed base of cancer registry systems in the US and have begun to expand internationally.

Today, no other company covers the spectrum of cancer care IT as well as IMPAC. Our solutions not only help improve productivity, they also enable the efficient collection, aggregation, and analysis of outcomes data for individual programs and broad patient populations, providing the community with a more complete and richer understanding of cancer care.

Evolving Markets

Growth in the domestic medical oncology segment was restrained in '04 by uncertainty regarding reimbursement. Today medical oncology appears poised for a breakout, now that the reimbursement issues are clear and centers are recognizing the efficiencies our oncology IT solutions can deliver. With paybacks of less than one year in some cases, the economics are compelling. And as medical oncology centers consolidate to streamline operations and add imaging services to increase revenue potential, our image-enabled oncology EMR becomes an increasingly desirable and even necessary part of patient care.

The technology transformations that have arisen in the domestic radiation oncology market have resulted in a metamorphosis from machine-centric treatment delivery to image-guided treatment management.

In this emerging environment characterized by many new planning, imaging, and treatment delivery alternatives, IMPAC has been at the forefront of coordinating an industry-wide movement to adopt a standards-based approach to interfacing radiotherapy devices. This effort now has the support of numerous companies and professional groups and will likely provide the customer with more choice and more clarity regarding their equipment options and hence simplify radiotherapy IT purchases.

We have also increased our world-wide distribution by adding another channel partner. IMPAC oncology IT solutions are now offered by two out of the three leading linear accelerator manufacturers. And we continue to build momentum internationally, especially in the EU where the playing field is considerably more balanced on the device side, and where centers are larger, comprehensive, and more likely to use devices from multiple vendors. The need for a vendor-independent radiation oncology IT solution that also supports medical oncology makes IMPAC an ideal solution. With the strength of our product offering and recent installations in Germany, England, Ireland, The Netherlands, Sweden, Spain, Portugal, Slovenia, and Turkey, we believe the international market will be a key growth driver for both radiation oncology and medical oncology in the coming years.

New IQ Platform

To better address the evolving spectrum of cancer care, we introduced our new IQ product platform that will ultimately support our entire oncology IT solution. The first product of the IQ series introduced was MOSAIQ™, an oncology-focused, image-enabled EMR that will support the needs of our oncology customers into the next decade. MOSAIQ is built upon a new underlying architecture, incorporates a new user experience, and includes advanced functionality to support adaptive radiotherapy, oncology PACS, and advanced chemotherapy treatment.

The second member of the IQ series introduced was ANALYTIQ™, IMPAC's new data visualization and analysis tool targeted at clinical and financial outcomes reporting. This dynamic visualization tool provides a capstone to IMPAC's new product suite, the only product suite in oncology to cover the entire spectrum of cancer care from diagnosis, through treatment, and long-term surveillance.

Looking Ahead

For almost 15 years we have been on a constant quest to enhance the lives and outcomes of cancer patients by providing healthcare professionals with the tools they need to deliver the highest quality patient care. With the coming onslaught of the baby-boomers and the increasing complexity of cancer treatments, our products are more critical now than ever to facilitate the safe and efficient delivery of care and to advance the body of knowledge on cancer. With exciting new products, aggressive strategies, and a dynamic and disciplined organization, we believe we are well positioned to maintain our role as the innovator and market leader in oncology IT.

We thank all of you for your support and would especially like to recognize our employees for their hard work and dedication in a challenging year. We are hopeful for an improved environment in the coming year and look forward to keeping you updated on our progress.

Sincerely,



Joseph K. Jachinowski
Chairman & CEO



Financial Highlights

Annual Net Sales
($MM) 29% 4 YEAR CAGR



Annual Net Income
($MM) 24% 4-YEAR CAGR



Annual Net Sales
Despite quarterly fluctuations in net sales, IMPAC has historically demonstrated consistent year over year growth in net sales. Over the past four years, the compound annual growth rate (CAGR) for net sales as been 29%.

Annual Net Income
IMPAC's net income prior to preferred stock accretion charges has been positive and has grown at a 24% CAGR over the past four years. The impact of Statement of Position 97-2, ("SOP 97-2") causes variability in net income performance as revenue is deferred without a corresponding deferral for indirectly related expenses. In FY2004, we completed a significant acquisition that impacted net income performance.

Operating Cash Flow
($MM) 37% 4-YEAR CAGR



Annual Ending Backlog
($MM) 41% 4-YEAR CAGR



Operating Cash Flow
IMPAC's operating cash flow is a growing and consistent metric of the business. Cash flows are not affected by the application of SOP 97-2 and provide a basis to assess the economic performance of the current business activities. The cash flow has grown at a 37% CAGR over the past four years.

Annual Ending Backlog
To book an order, IMPAC adheres to strict criteria requiring a signed license agreement, purchase order, and deposit check. Our largest backlog growth typically happens in the last half of the year and has been growing at a 41% CAGR over the past four years.

	Years Ended September 30,				
In thousands, except per share data and percentages	**2000**	**2001**	**2002**	**2003**	**2004**
Net sales	$ 24,947	$ 30,674	$ 39,784	$ 56,408	$ 69,161
Gross profit	17,539	21,081	27,413	38,429	43,437
Operating income	2,890	1,256	2,833	8,783	5,358
Net income	1,662	1,236	2,277	6,112	3,956
Accretion of redeemable convertible preferred stock[1]	(508)	(1,431)	(8,550)	(2,229)	–
Net income (loss) available to common stockholders	$ 1,154	$ (195)	$ (6,273)	$ 3,883	$ 3,956
Net income (loss) per common share, diluted	$ 0.18	$ (0.03)	$ (1.04)	$ 0.40	$ 0.39
Weighted average shares used in computing net income (loss) per common share, diluted	6,387	6,017	6,042	9,741	10,269
Pro forma net income per common share, diluted[2]	$ 0.17	$ 0.13	$ 0.24	$ 0.61	$ 0.39
Weighted average shares used in computing pro forma net income per common share, diluted	9,500	9,570	9,624	10,003	10,269
Other financial data:					
Depreciation expense	$ 653	$ 1,142	$ 1,313	$ 1,702	$ 2,028
Amortization of intangible assets	793	361	562	345	1,864
Write-off of purchased in-process research and development	308	511	116	–	557
Interest expense	–	41	28	35	4
Effective tax rate	38.6%	30.1%	29.3%	34.4%	32.5%

	As of September 30,				
In thousands	**2000**	**2001**	**2002**	**2003**	**2004**
Cash, cash equivalents and available-for-sale securities	$ 12,382	$ 17,926	$ 26,973	$ 67,750	$ 58,294
Working capital	4,030	3,353	5,906	42,162	25,668
Total assets	27,824	35,669	51,721	98,406	117,760
Redeemable convertible preferred stock	4,508	5,939	14,489	–	–
Total stockholders' equity	7,282	7,145	1,050	51,570	58,162

(1) After September 27, 2002, the holders of a majority of our redeemable convertible preferred stock could have required us to redeem the preferred shares by paying in cash an amount equal to the greater of $3.23 per share or the fair market value plus all declared or accumulated but unpaid dividends within thirty days. No dividends were ever declared for our redeemable convertible preferred stock. These shares automatically converted to common stock upon the closing of our initial public offering in November 2002. We accreted charges that reflected the increase in market value of the redeemable convertible preferred stock as an adjustment to retained earnings and, as a result, reduced the amount of net income (loss) available to common stockholders. Several factors influenced our determination of the value of the redeemable convertible preferred stock. These factors included our prior plans for an initial public offering, the performance of our business, changes in our business model and significant product introductions, current market conditions and the performance of the stock price of our comparable companies. After the initial public offering, no further accretion has been or will be required. The redemption value of the redeemable convertible preferred stock was $16.7 million at the time of our initial public offering. This amount was reclassified on our balance sheet from redeemable convertible preferred stock to common stock and additional paid-in capital upon the closing of the initial public offering.

(2) Prior to our initial public offering in November 2002, we were required to increase the carrying value of our Series A redeemable convertible preferred stock by periodic non-cash accretion charges that reflected the increase in the preferred stock's deemed fair market value. This had the effect of reducing the amount of net income available to common stockholders. Upon the closing of the IPO, the preferred stock automatically converted into common stock; eliminating the need for these non-cash accretion charges going forward. The decision to present the pro forma results is based on management's belief that they represent a better basis for analysis than GAAP results since the potential liability associated with the redeemable convertible preferred stock no longer exists. By removing these non-cash charges, we are conforming the financial statements presentation to our post-IPO GAAP financial results. This improves comparability on a pro forma basis. A reconciliation of the numerator and denominator used in calculating pro forma diluted net income per share is as follows:

	Years Ended September 30,				
In thousands	**2000**	**2001**	**2002**	**2003**	**2004**
Net income (loss) available to common stockholders	$ 1,154	$ (195)	$ (6,273)	$ 3,883	$ 3,956
Add: Accretion of redeemable convertible preferred stock	508	1,431	8,550	2,229	–
Pro forma net income	$ 1,662	$ 1,236	$ 2,277	$ 6,112	$ 3,956
Weighted average shares outstanding, diluted	6,387	6,017	6,042	9,741	10,269
Adjustment to reflect the IPO shares as if they had been outstanding the entire period	1,875	1,875	1,875	262	–
Adjustment to reflect the preferred stock conversion as if it had happened at the beginning of the period	1,238	1,238	1,238	–	–
Dilutive effect of outstanding options	–	440	469	–	–
Weighted average shares used in computing pro forma diluted net income per common share	9,500	9,570	9,624	10,003	10,269

04

Board of Directors

Joseph K. Jachinowski
Chairman of the Board, Pres dent
& Chief Executive Officer

James P. Hoey
Chief Operating Officer

David A. Auerbach
Executive Vice President

Gregory M. Avis
Founding Managing Partner,
Summit Partners

Robert J. Becker
Founder and Former Chairman,
First Health Group Corp

Christopher M. Rose, M.D., F.A.C.R.
Principal,
Valley Radiotherapy Associates
Medical Group, Inc.

Gregory T. Schiffman
Senior Vice President and Chief
Financial Officer, Affymetrix, Inc.

Corporate Officers

Joseph K. Jachinowski
Chairman of the Board, President
& Chief Executive Officer

Kendra A. Borrego
Chief Financial Officer

James P. Hoey
Chief Operating Officer

David A. Auerbach
Executive Vice President

Headquarters
IMPAC Medical Systems, Inc.
100 West Evelyn Avenue
Mountain View, CA 94041
T 650.623.8800
www.impac.com

Transfer Agent
EquiServe Trust Company, NA
P.O. Box 219045
Kansas City, MO 64121-9045
Shareholder Inquiries:
T 816.843.4299
www.equiserve.com

Stock Listing
IMPAC common stock is traded
on the Nasdaq National Market
(NASDAQ) under the ticker
symbol IMPC.

**Independent Registered
Public Accounting Firm**
Burr, Pilger & Mayer LLP
Palo Alto, CA

Investor Relations
IMPAC Medical Systems, Inc.
100 West Evelyn Avenue
Mountain View, CA 94041
T 650.623.8800
ir@impac.com

Annual Meeting
Shareholders are cordially invited
to attend the Annual Meeting,
which will be held at 8:00 a.m. PST,
Friday, February 25, 2005:

Orrick, Herrington & Sutcliffe LLP
Rio Grande Board Room, Bldg. 1000
1000 Marsh Road
Menlo Park, CA 94025-1021

Tel: (650) 614-7400
www.orrick.com/offices/silicon_valley/

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2005
WASH. D.C.
185
SECTION

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2004

Commission File Number 000-50082

IMPAC MEDICAL SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-3109238**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

100 West Evelyn Avenue, Mountain View, California 94041
(Address of principal executive offices) (Zip Code)

Telephone Number: (650) 623-8800

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒. No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

At March 31, 2004, the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant was approximately $148.6 million.

At December 10, 2004, the number of shares outstanding of the registrant's Common Stock was 9,934,499.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒. No ☐.

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement for the Company's 2005 Annual Meeting of Stockholders—Part III of this Form 10-K.

INDEX TO ANNUAL REPORT ON FORM 10-K
For the fiscal year ended September 30, 2004

FORWARD-LOOKING STATEMENTS

This Form 10-K includes "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this Form 10-K, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this Form 10-K. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this Form 10-K are set forth in this Form 10-K, including the factors described in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors." If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Presently known risk factors include, but are not limited to, the following factors:

- our ability to expand outside the radiation oncology market or expand into international markets;
- our inability to recognize revenue from multiple element software contracts where certain elements have been delivered, installed and accepted but other elements remain undelivered;
- lost sales or lower sales prices due to competitive pressures;
- ability to integrate our products successfully with related products and systems in the medical services industry;
- reliance on distributors and manufacturers of oncology equipment to market our products;
- changes in Medicare reimbursement policies;
- the integration and performance of acquired businesses; and,
- outstanding securities litigation.

MARKET, RANKING AND OTHER DATA

This Form 10-K contains various estimates related to the information technology ("IT") and healthcare markets. These estimates have been included in studies published by market research and other firms or our estimates are based on management's knowledge and experience in the markets in which we operate. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets, and customer research, but these are forecasts only and are thus subject to inherent uncertainty. Our estimates have been based on information provided by customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this Form 10-K. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. As a result, you should be aware that market, ranking and other similar data included in this Form 10-K, and estimates and beliefs based on that data, may not be reliable.

PART I

Item 1. Business

We provide healthcare information technology that streamlines both clinical and business operations to help improve the process of delivering patient care. With open integration to multiple healthcare data and imaging systems, our products provide a comprehensive oncology information technology, or IT, solution that includes pathology reporting, image-enabled electronic charting, practice management, clinical laboratory information systems, and cancer registry in an integrated platform to manage the information-related complexities of cancer care, from detection and diagnosis through treatment and follow-up. Cancer programs require specialized IT to process, document and report pathological findings, to determine and administer complex treatments, to integrate advanced medical devices, to provide data aggregation and to meet reporting requirements. Pathology practices require specialized IT to process tissue samples, generate reports, and document and disseminate results. In addition to satisfying these needs, our systems also improve the diagnosis and delivery of cancer care by enhancing patient safety, enabling advanced therapies, streamlining process management and facilitating communications.

We market and sell our systems to university teaching hospitals, community and government hospitals, freestanding cancer centers, private practices, reference laboratories and corporate and government organizations. Our IT solutions include point of care systems, cancer registry systems and anatomical pathology systems . In North America, our systems are installed in over 1,300 oncology centers, over 1,100 cancer registry operations and over 350 pathology laboratories. Based on our internal competitive analysis of the oncology IT market, we believe we have completed significantly more oncology and registry installations than our closest competitors. Our customers include 43 of the top 50 U.S. cancer hospitals as ranked by U.S. News & World Report in May 2004. These sites use one or more of our products. Outside of North America, our systems are installed in over 500 facilities located in over 55 countries. The modular design of our point of care products provides cancer centers the flexibility to fulfill their initial IT needs and easily expand their systems over time. Our scaleable pathology product design allows it to be deployed in small or large pathology laboratories. We install our systems in facilities that range from small departments with less than five users to national delivery networks with hundreds of users.

We were incorporated in California in January 1990 and shipped our first product in 1991. To date our growth has been primarily organic, supplemented by several acquisitions. In October 1997, we acquired our cancer registry product from ELM Services, Inc. In April 2000, we acquired MC^2 Scientific Systems, Inc., which added a virtual simulator product and standard medical imaging interface products to our product line. In June 2000, we signed a merger agreement with Varian Medical Systems, Inc., but the merger transaction was never consummated due to objections from the U.S. Department of Justice, Antitrust Division. In April 2002, we acquired Intellidata, Inc., a clinical laboratory information systems provider, which added laboratory information management capabilities to our product line. In November 2002, we reincorporated as a Delaware corporation. In December 2003, we acquired the assets of Tamtron, Inc., a pathology information systems provider, which added capability specifically designed to enable anatomic pathology laboratories to integrate and streamline their business processes. In addition, we acquired the assets of Medical Registry Services, Inc., a cancer registry systems provider, in the same transaction which expanded our customer base in that market.

Industry Overview

Oncology IT Market

There are approximately 7,400 facilities in the United States that provide pathology services and cancer treatment services, including hospitals, freestanding cancer centers, physician offices and reference laboratories. We believe there are also more than 4,000 accessible cancer treatment facilities outside the United States. These facilities provide surgery, chemotherapy and/or radiation therapy. Vendors in this market include companies whose primary business is oncology IT solutions, vendors who offer capital equipment with oncology IT solutions, vendors that offer LIS solutions and healthcare IT providers that offer general solutions to all healthcare segments.

Specialized Treatment of Cancer

Cancer is the second leading cause of death in the United States after heart disease, and, as of 2001, there were approximately 9.8 million cancer survivors in the United States, either cured of the disease or living with it while undergoing long-term treatment.

Cancer is a general term for over 100 diseases characterized by uncontrolled growth and spread of abnormal cells. Cancer may attack anywhere in the body, varies significantly in structure and behavior, and can be detected at any stage in its progression. The diagnosis and treatment of cancer requires the careful coordination of many different healthcare specialists through a long and complex process. Cancer may be detected in many ways, such as a physical exam, a routine mammogram or a standard blood test. Once cancer is detected, physicians determine the type and extent of the disease by radiological imaging studies and various diagnostic tests, such as the pathological examination of a tumor biopsy. Upon diagnosis of the patient, an oncologist, a physician specializing in the study and treatment of cancer, assumes responsibility for the patient's cancer treatment as well as many of the responsibilities of the primary care physician. The oncologist prescribes the best course of treatment based on the location, type and extent of the disease, and oversees the patient's therapy, often lasting several months or years. Upon completion of therapy, the patient's progress is tracked for five or more years to evaluate the effectiveness of the treatment.

Pathologists interpret tissue biopsies to determine the presence or absence of disease. Over half of the specimens examined by pathologists are to rule in or out the presence of cancerous cells. Pathologists work in laboratories situated in hospitals or in free standing reference laboratories. In the United States, approximately 3,000 hospitals and reference laboratories provide anatomical pathology services. Oncologists are generally segmented into three disciplines: surgical oncologists specialize in the surgical removal of cancerous tumors; medical oncologists treat cancer patients with chemotherapy; and radiation oncologists treat cancer patients with radiation. Oncologists treat patients in a variety of settings, including university teaching hospitals, community and government hospitals, freestanding cancer centers and physician offices. In the United States, approximately 3,400 hospitals and 4,000 other practice locations provide cancer treatment services. These facilities offer specialized services and are equipped either to mix and administer highly toxic chemotherapy drugs or to deliver large radiation doses using sophisticated medical devices, and in many cases both.

Need for Specialized Information Technology in Cancer Care

Many healthcare IT systems provide basic administrative and clinical functions, but do not satisfy the specialized requirements of cancer care. Cancer care is an information intensive discipline that requires sophisticated and specialized information systems to manage the complex detection, diagnosis, treatment and follow-up processes. Cancer treatment is becoming increasingly complex due to the rapid introduction of new chemotherapy drugs and the evolution of sophisticated radiation therapy planning and delivery technologies. Cancer care requires specialized information technology solutions that address the following factors:

- *Treatment Complexity.* The complex processes of accurately recording and documenting pathological findings for cancerous tissue, of ordering, scheduling, and delivering treatments, and of long-term surveillance of cancer patients exceeds the capabilities generally available in general healthcare IT systems. Cancer can be treated in several ways, including surgery, chemotherapy or radiation therapy, and commonly is treated with a combination of these methods. There are hundreds of chemotherapy regimens, consisting of multiple drugs administered together or separately through a variety of delivery methods and in a variety of patterns. There are also numerous ways to deliver radiation, each requiring imaging, computer-aided planning and delivery devices. These complex treatment options are often administered in multiple settings and range in duration from a single day for surgery to months for radiation and possibly years for chemotherapy.
- *Device Connectivity.* To treat patients, cancer centers use multiple medical devices, often from different manufacturers, interfaced with a specialized IT system. Radiation oncology relies on medical devices that allow the oncologist to plan and deliver radiation treatments accurately and effectively. For example, Intensity Modulated Radiotherapy, or IMRT, is a treatment method that is gaining widespread

acceptance. IMRT requires digital image studies and complex algorithms to manipulate thousands of discrete pieces of information to deliver accurately the prescribed dose of radiation to a tumor volume while minimizing damage to surrounding tissue. It is inefficient and potentially unsafe to plan, set up, verify, deliver and record IMRT treatments without a specialized IT solution. Similarly, medical oncology relies on specialized IT systems to link medical devices, such as blood analyzers, to report critical lab information before the administration of chemotherapy.

- *Patient Safety.* Chemotherapy and radiation therapy offer potentially life saving treatments for cancer patients, but they can be lethal if improperly administered. Among other requirements, cumulative doses of radiation and some chemotherapy agents must be carefully calculated and tracked over the patient's lifetime to prevent treatment-related side effects or death. In 1999, the Institute of Medicine, or IOM, published a report detailing the high rate of avoidable errors in patient care. One of the catalysts for the IOM report was the accidental overdose and death of a cancer patient receiving chemotherapy. The IOM report identified medication and pharmacy errors as significant causes of death and injury and called for the expanded use of information technology to improve patient safety. Similarly, the Leapfrog Group, a consortium of large employers whose members reportedly spend $55 billion annually on healthcare, has encouraged healthcare providers to invest in information technology to prevent avoidable medical errors, enhance patient safety and improve the quality of clinical processes.
- *Reporting and Long-Term Follow-up.* Federal, state and a number of foreign regulators require healthcare providers to track incidences of cancer and long-term treatment outcomes, and report detailed data to central cancer registries on a periodic basis, allowing long-term cancer treatment results to be quantified. Healthcare providers increasingly use information management software to comply with these tracking and reporting requirements.
- *HIPAA.* The Health Insurance Portability and Accountability Act, or HIPAA, requires the implementation of new federal regulations to establish standards for information sharing, security and patient confidentiality in healthcare organizations. We believe HIPAA will require advanced information technology to enable cancer care providers to comply with these emerging requirements.
- *Provider Organizations.* Cancer care provider organizations are becoming increasingly complex and decentralized. Organizations are adding geographically disparate locations to support larger numbers of physicians and multiple specialties. These changes require scalable solutions with the ability to remotely monitor, control, record and disseminate information generated at each care facility to maintain and enhance clinician productivity and quality.
- *Clinical Trials.* Cancer therapy is also characterized by many clinical trials conducted to validate the efficacy and safety of new cancer treatments. Clinical trials require that specific procedures be performed in a structured sequence and timeline, that precise dosage instructions be followed and that quantified patient indications be assessed, documented and reported.
- *Choice and Information.* Increasingly, consumers are involved in choosing their healthcare providers and their treatment options. In particular, with life-threatening diseases such as cancer, patients and their families are highly motivated to seek out and understand as many treatment alternatives as possible. Patients also want to communicate more effectively with their providers, including the possibility of self-monitoring and reporting, which may ultimately enhance the overall quality of patient care.

Pathology IT Market

There are approximately 3,000 anatomic pathology laboratories in the United States, including hospital-based and reference laboratories. Vendors in this market include companies whose primary business is laboratory information systems and healthcare IT providers that offer general solutions to all healthcare segments.

Pathology and Cancer

We estimate that over half of tissue samples analyzed by anatomical pathologists are to determine the presence or absence of cancer. A positive finding requires that detailed information about the cancerous tissue be determined and recorded using specialized, formal, descriptive language, and reported. Oncologists use this along with other diagnostic information to determine the most appropriate treatment.

The IMPAC Solution

We develop specialized IT solutions that improve the pathological analysis process and the delivery of cancer care by streamlining the documentation and dissemination of detailed tumor information, enhancing patient safety, enabling advanced therapies, streamlining process management and improving communications. Our IT systems are currently installed in over 1,800 oncology centers worldwide, which is significantly more than our closest competitors. Our IT systems typically range from $75,000 to more than $500,000 depending on the number of site locations, users and features. Key elements of our solutions include:

- *Oncology IT Systems.* We provide oncology IT systems with the data and process sophistication required to address the complexities of cancer care. Sophisticated order management is a critical component of our systems because cancer specialists write complex chemotherapy and radiation therapy orders. Daily patient treatments are verified against orders and other planning and monitoring parameters to enhance overall patient safety. Our disease-specific assessments and structured-noting templates enable cancer specialists to share detailed assessments and transcriptions with referring physicians and other members of the patient's cancer care team. Digital images, essential to cancer diagnosis and treatment, also are managed as an integral part of our systems.
- *Device Integration.* Our systems connect directly to medical devices used in cancer care. The quantity of detailed data required by the oncology team is impractical to enter manually into an electronic medical record. To be an effective solution, an oncology IT system must support the electronic transfer of information from a variety of medical devices with different interfaces. We are a leader in oncology device integration, connecting radiation therapy planning, imaging and treatment devices, to streamline complex treatment methods, such as IMRT. Our systems connect to laboratory devices and drug dispensing systems to expedite the chemotherapy process. Our systems' ability to integrate many devices allows cancer centers to make medical device and IT purchasing decisions without being bound to a particular equipment manufacturer.
- *Administrative Integration.* Our oncology IT systems include a fully integrated practice management system that automates time-intensive administrative tasks, such as authorization, scheduling and billing, and is a data repository that substantiates both clinical and business actions. We provide the comprehensive tools required to run a practice efficiently and ensure that patients receive appropriate care. Our systems also integrate with all major enterprise level healthcare IT systems.
- *Data Aggregation and Reporting.* We provide a full line of data aggregation and reporting tools that provide customers with the ability to manage data for large population bases. These products help cancer centers meet federal, state and foreign regulatory requirements for reporting on cancer cases, and enable government entities, corporate healthcare organizations, large physician practices and pharmaceutical researchers to generate or access the data required to effectively review, analyze and improve clinical outcomes.
- *Anatomical Pathology IT Systems.* We provide anatomical pathology IT systems with the data and process sophistication required to address the complexities of analyzing, documenting, and disseminating detailed clinical findings. We will continue to develop software that allows information recorded in our pathology IT solution to be electronically transferred to our point of care product where it is used to help determine appropriate treatment, and to our cancer registry systems where it is used for analysis and required for state reporting.
- *Adaptable Design.* We design our systems to satisfy the evolving and increasingly complex needs of multi-specialty oncology care, which has treatment characteristics similar to other chronic diseases. Our systems also support the oncologist's role as the patient's primary care physician during cancer treatment. We believe, therefore, our systems are adaptable to other chronic disease specialties requiring long-term episodic care as well as the needs of a general provider practice.

Our Strategy

Our objective is to enhance our leadership position in oncology IT systems, become the leading provider of healthcare IT solutions for cancer care generally, and expand into new markets that involve other aspects of cancer care, from diagnosis through long term follow-up. Key elements of our strategy include:

- *Expand Our Oncology IT Solution.* We will continue to enhance and expand our product offerings to meet the evolving demands and complexity of oncology. We are a leading provider of oncology IT systems due to the breadth and depth of our product functionality, our experience in developing patient safety related products, the large number of medical device interfaces we support for a variety of different vendors' equipment, the enterprise system integration capabilities our systems provide, and the flexibility we have in configuring and deploying our solutions.

- *Expand Sales to Our Existing Customers.* We believe there is a significant opportunity to sell additional products to our existing customers as most of these facilities have only a subset of our available products. For example, the recent emergence of Image Guided Radiotherapy, or IGRT, as a treatment approach is a significant opportunity for us as our customers add this new capability, which requires additional IT support. Adoption of IGRT may also increase demand for our imaging products because medical imaging is critical to the IGRT process. We also intend to expand our existing marketing relationships and establish new marketing relationships with manufacturers of devices and systems to provide complementary solutions to our customers. We also believe we may be able to sell our pathology information systems and our cancer registry systems into our existing sites that have these needs but currently do not use our products.

- *Expand Our Customer Base within Oncology.* We intend to expand our existing market position within oncology by selling to the portion of the market that has yet to make an investment in a specialized oncology IT solution especially in the domestic medical oncology and international markets. We believe our leading products, experience in device connectivity, large number of customers, strength of sales and distribution capabilities and customer service will help us attract new customers.

- *Expand Our Worldwide Sales.* We intend to continue to expand internationally, particularly in Western Europe and the Asia Pacific. In fiscal 2004, less than 10% of our net sales were outside the United States, most of which were sold through our distribution relationship with Siemens Medical Systems. In January 2002, we initiated a direct marketing and sales effort in Europe with the opening of our first international sales and support office in the United Kingdom. In January 2004, we initiated a direct marketing and sales effort in the Asia Pacific with the opening of a sales office in Australia. We believe our systems are particularly applicable to international cancer centers, which typically provide centralized, comprehensive cancer care.

- *Expand into New Markets.* We continue to build on the medical expertise and technical complexity required of our IT systems in the detection, diagnosis, treatment and follow-up of cancer. Accordingly, we have recently expanded our products to other areas, such as anatomic pathology information systems in which detailed tumor information is determined and disseminated.

Our Products

Our oncology IT systems integrate business functions, such as scheduling and billing, with an electronic medical record, or EMR, specialized for oncology. The result is a comprehensive integrated solution that improves overall communication, efficiency and quality of care. Our modular design allows cancer centers to acquire a system to meet their initial needs and easily expand it over time. Installation sizes range from small departments with less than five users to national delivery networks with hundreds of users. Our systems are available in both single and multi-department configurations, and are designed to exchange data and images with hospital information and imaging systems to easily co-exist in a hospital environment. Our software applications can be installed on the customer's conventional or wireless networks, or accessed through the Internet using our remote application hosting service.

IMPAC ONCOLOGY IT SOLUTION


Scheduling
Authorization
Billing & A/R
Assessments
Transcription
Pathology
Lab Work
Patient Administration
Outcomes Reporting
Diagnosis & Treatment
Device Integration
Lab Management
Image Management
ELECTRONIC MEDICAL RECORD
Cancer Registry
Comparative Reporting
Chemo Infusion
IMRT Treatment
Quality Assurance
Treatment Planning
DICOM Connectivity

Electronic Medical Record

Our EMR is a computerized patient record with specialized features for chemotherapy and radiation therapy, thereby providing clinicians with a complete picture of cancer care. Major functions include:

- an order entry and management system customized to process complex chemotherapy and radiation therapy regimens, as well as routine orders for laboratory tests, diagnostic images and other procedures;
- a structured noting system that reduces the need for transcription services by helping physicians document patient encounters using pre-defined, disease-based templates, which enhances the completeness and accuracy of documents and reduces the risk of improperly documenting care and thus incorrect billing;
- a quantified nursing assessment tool based on pre-defined templates to facilitate the input of general and treatment-specific assessment criteria; and
- a documentation management system that streamlines review, edit, approval and electronic distribution of patient records.

Device Connectivity

Our systems connect directly to the devices that are integral to the oncology treatment process, including all devices required to deliver complex radiation therapy treatments such as IMRT. Our systems connect to virtual simulation systems, radiation therapy planning systems, linear accelerators and imaging devices, thereby streamlining radiation therapy planning, setup, verification, delivery and ongoing quality assurance. Our systems are also capable of downloading lab results from a variety of devices and efficiently managing drug administration and billing through our interface with a leading chemotherapy drug dispensing system.

Medical Imaging

Our medical imaging products provide clinicians with the integrated ability to manage both the data and the images that are critical to the diagnosis, planning and delivery of high quality cancer care. Major functions include:

- an image management system that imports medical images generated by a variety of imaging methods, such as computed tomography scans, or CT scans, magnetic resonance images, digitally reconstructed radiographs, computerized radiographs, simulation images and portal images, using the protocol established by the Committee on Digital Image Communications, or DICOM, or proprietary interfaces when required by the device;

- an electronic work-list that allows the physician to review and annotate medical images at their desktop as an integral part of their planning, charting and administrative activities, as well as communicate imaging requirements and treatment changes directly to the therapy staff prior to treatment delivery.

Practice Management

We provide a full-featured practice management system that is integrated with our clinical system, enabling cancer care centers to improve communication, streamline workflow, improve data reporting and minimize process inefficiencies. Major functions include:

- a comprehensive admission, discharge and transfer management capability that includes the capture of demographic, insurance, referral and primary-care provider information, and automates visit management by collecting and recording information in compliance with third-party billing regulations and managed care contractual requirements;
- a patient scheduling and resource management capability that allows personnel to schedule patient and resource appointments for single or multi-department organizations based on patient preferences and resource availability;
- a charge management capability that facilitates authorizing and collecting of charges at the point-of-care through a variety of mechanisms, including computerized charge slips, event-driven and schedule-driven charge capture and bar-coding. Our system supports the export of charge information to our billing system and to external billing systems and services in the format established by Health Level Seven, or HL7;
- a medical billing and accounts receivables system for freestanding cancer centers and physician practices. The system supports on-demand invoicing and batch claims processing on any user-required cycle as well as electronic claims submission using the format developed by the American National Standards Institute, or ANSI, which is now required by Medicare and HIPAA; and
- a report generation and editing capability allowing users to customize the comprehensive set of clinical and administrative reports provided with the system as well as generate supplemental reports.

Anatomical Pathology

Our anatomic pathology system provides pathologists with a software application that helps them manage the process of receiving, organizing, examining, recording, and disseminating the results of their work to individuals or organizations concerned with the care of the patient. Pathologists' examinations are often concerned with determining the presence or absence of cancer. When present, pathologists follow formalized nomenclature to describe the disease in detail, which is subsequently used by oncologists to determine the most appropriate course of treatment.

Data Aggregation and Reporting

Federal, state and other foreign regulators require hospital-based cancer programs to collect and report cancer incidents. In addition, in the United States, accreditation as a "Comprehensive Cancer Center" requires that centers also contribute data to studies conducted by the American College of Surgeons, or ACoS, in the format established by the North American Association of Central Cancer Registries. Our registry products support the collection and reporting of cancer cases in accordance with all national and ACoS requirements. Our registry products also provide the ability to create and access clinical data repositories for cancer research. For example, our National Oncology Database consists of more than 2.2 million cancer cases occurring throughout the United States from 1985 to the present and is updated monthly.

Electronic Data and Image Interchange

Our oncology IT system provides cancer centers with a solution that meets their specific requirements, and supports the exchange of information and images with hospital and payor IT systems through established communications standards. Major functions include:

- an HL7-compliant interface that supports the electronic exchange of patient data, such as admission, discharge and transfer information, laboratory results, charges and transcriptions, between our systems and other healthcare information systems;
- a DICOM-compliant interface that supports the exchange of images between our image-enabled products and hospital picture archiving and communication systems as well as a wide variety of image devices; and
- an ANSI-compliant interface that supports the electronic submission of insurance claims to Medicare and other third-party payors.
- an ANSI-compliant interface that supports the electronic remittance of insurance payment information from Medicare.

Our Services

We also offer a range of services as part of our healthcare IT system. These services consist of the following:

- *Implementation, Training, Support and Upgrades.* Our client services group performs system installation and training and provides remote support and upgrades to customers who are under warranty or a support contract. Service and support activities are supplemented by comprehensive education programs, including introductory training courses for new customers and advanced seminars for existing customers to allow them to take full advantage of our product capabilities and facilitate successful product implementation.
- *Transition Management Services.* We offer customers assistance in the migration of their current system and data to new hardware and software systems with the goal of minimizing disruption of patient care.
- *Network Services.* We offer a comprehensive package of services to assess changes in network utilization and function, forecast any necessary upgrades to accommodate growth, and design any changes necessary to provide the customer with optimal performance and functionality. These services are offered in various forms, ranging from on-site assistance on a time-and-expense basis to complete turn-key project deliveries with guaranteed fixed price rates.
- *Remote Hosting Services.* We can also assume the complete processing of customers' applications from our data center using our own equipment and personnel. This service frees an organization from the need to maintain the environment, equipment and technical staff required for systems processing, and offers support for an organization's fault-management, configuration-management and utilization-management processes. Our data center is housed in an AT&T hosting facility that is equipped with redundant state-of-the-art security, power, environmental and communications systems.

Research and Development

We believe that our future success will depend on our ability to continue supporting new and emerging cancer diagnosis and treatment methods. Our engineering organization applies a mature software design control process to develop software with the high level of quality required of a medical device manufacturer, and the timeliness required of a commercial software vendor. Our software design control process was implemented to meet rigorous federal and international quality standards. We spent $7.8 million on research and development in fiscal 2002, $9.9 million in fiscal 2003 and $12.0 million in fiscal 2004.

Customers

We sell our products to university teaching hospitals, community and government hospitals, freestanding cancer centers, private practices, reference laboratories and corporate and government organizations. Through our direct sales efforts and the efforts of our distribution partners, we directly or indirectly support products in over 2,600 facilities in over 55 countries. Increasingly, we have seen our installed base and prospects move from single center entities to multi-site entities.

On April 25, 2001, we entered into a five-year agreement with Siemens Medical Systems, Inc., our largest customer and one of the world's largest manufacturers of radiotherapy systems, granting Siemens a non-exclusive worldwide right to sublicense and distribute our software products to their customers. The agreement allows Siemens to package our software products with their cancer treatment equipment, and to market our products throughout the world under their LANTIS trademark and trade name. Under the terms of the agreement, we provide post-contract support to Siemens; Siemens provides post-contract support directly to the end users. The agreement continues our distribution relationship with Siemens that we first established in 1992, and may be terminated before the end of its five-year term only upon a breach of the agreement by either Siemens or us or if either of us seeks bankruptcy court protection or makes an assignment for the benefit of creditors.

Siemens accounted for 8.9% of our net sales in fiscal 2004, 8.0% of our net sales in fiscal 2003 and 13.5% of our net sales in fiscal 2002. The fluctuation in Siemens' sales as a percentage of net sales is attributable to a variable growth rate in their sales compared with the growth rate of our direct sales. Revenues from the sale of our products and services outside the United States accounted for $4.5 million, or 6.5%, of our net sales in fiscal 2004; $2.5 million, or 4.5%, of our net sales in fiscal 2003 and $3.6 million, or 9.0%, of our net sales in fiscal 2002.

On May 31, 2002, we executed a five-year agreement to be the exclusive provider of radiation oncology IT systems and to provide administrative and clinical systems to US Oncology's 85 comprehensive cancer centers. US Oncology is the largest provider of oncology services in the United States. The systems are either deployed as local area networks or hosted by our ASP data center depending on the needs of the specific comprehensive cancer center. Under the ASP model, we also supply and support the complete computer and local and wide-area networking and, in partnership with AT&T, address all of US Oncology's wide-area telecommunications requirements. The agreement may be terminated before the end of its five-year term only upon a breach of the agreement by either US Oncology or us. Our systems are currently installed in approximately 60 US Oncology comprehensive cancer centers.

On October 6, 2004, we entered into a Sales Consulting Agreement with Elekta AB. The initial term of the agreement is two years, with a one year automatic renewal annually thereafter unless terminated in advance in writing by either party. Under the terms of the agreement, Elekta AB has the right to offer our oncology information system products and services in select markets around the world. Elekta AB is based in Stockholm, Sweden and is one of the world's leading suppliers of advanced and innovative radiation oncology and neurosurgery solutions.

Sales and Marketing

We market and sell our products and services worldwide through a direct sales force as well as through several distributors. Management of our North American sales force is divided into three groups. Our point of care group is responsible for radiation oncology and comprehensive cancer sales and is organized into 10 regions, each with a district manager reporting either to a regional manager or directly to the Director of North American Sales. Our physician office practice group is responsible for medical oncology sales and is organized into five regions, each with a district manager reporting to the manager of physician office practice sales. Our Decision Support group is responsible for hospital, and central cancer registry sales, and national accounts, and is comprised of three sales staff reporting to the National Accounts Manager. Our pathology sales group is responsible for pathology sales and is organized into two groups; one responsible for sales to new customers reporting to a sales manager, and one responsible for add-on sales to existing customers reporting to a director of account management, who reports to the Director of Pathology Sales. The Director of North American Sales, the Director of Pathology Sales, the manager of Physician Office Practice Sales and the National Accounts Manager report to our Vice President of Sales for North America. Sales outside of North America are managed by our Senior Vice President of Worldwide Sales. In addition to our direct sales efforts, we have a distributor relationship with Siemens Medical Systems, which markets and sells our products on a non-exclusive basis, primarily in Western Europe and North America, and a sales consulting relationship with Elekta AB, which markets and sells our products in specified territories throughout the world. We also have a non-exclusive distributor relationship in Japan for the marketing and sales of our products.

We market our products to individuals who either make or influence the decision to purchase pathology and oncology IT solution, including pathologists, oncologists, nurses, physicists, therapists, IT staff, registrars and oncology administrators. As healthcare personnel, our customers are required to remain active in the associations that administer their professional certification, attending their meetings, subscribing to their publications and maintaining membership in their national and regional organizations. Therefore, we deliver our message to our potential customers by exhibiting and presenting at trade shows and meetings, by advertising and placing articles in trade publications and by direct mailings to association members. Our marketing plan also includes users' meetings, symposiums, advisory groups, customer profiles and user publications to promote our customers' expanded use of our systems.

Competition

We compete primarily in the market for IT systems for cancer care. In addition, we have recently begun to market into other functions that support cancer care, such as anatomical pathology laboratory information systems. We believe the principal factors affecting the market for our products and services include product functionality, integration, configuration options, open standards, customer service, company reputation, equipment and software bundling and price. The market for our products and services is intensely competitive and characterized by rapidly changing technology, evolving user needs and frequent product introductions. Our principal oncology IT competitor is Varian Medical Systems. We also compete against other oncology IT vendors that provide capital equipment or other oncology-related services, including Nucletron. In addition, we compete with other companies whose business is primarily comprised of oncology IT, including Sigma Micro and IntelliDose/Intrinsiq Data Corporation. Potential future threats include enterprise level healthcare software companies, such as Cerner Corporation and Eclipsys Corporation, and practice management system companies such as WebMD and NextGen. In addition, although we have cooperative strategic arrangements with Siemens Medical Systems, Elekta AB and other companies for the sale of some of our products, these companies also compete with us on the sale of other products. Other competitors include segment specific providers of practice management, specialized electronic medical record, decision support and imaging systems.

Several of our competitors are better established, benefit from greater name recognition, and have significantly more financial, technical and marketing resources than we do. Despite the greater name recognition and resources of certain competitors, to date we have been able to compete successfully based on the quality of our products and our focus on the oncology IT market. We also anticipate that competition will further increase in the healthcare information technology sector as a result of continued consolidation in both the information technology and healthcare industries.

Government Regulations

Four of our specific products, including two device connectivity products and two imaging products, are statutorily defined as "medical devices" and, therefore, are subject to regulation and oversight by the U.S. Food and Drug Administration, or FDA, the California Department of Health Services Food and Drug Branch, or FDB, and similar foreign regulatory authorities.

FDA Premarket Clearance and Approval Requirements

Premarket Approval. Before we can introduce a new product categorized as a medical device into the U.S. market, we must obtain FDA clearance or approval through either premarket notification under Section 510(k) or premarket approval under Section 515 of the Federal Food, Drug, and Cosmetic Act, unless the product is otherwise exempt from these requirements. The FDA classifies medical devices into three risk-based levels and applies increasing levels of regulation. Devices deemed to pose relatively less risk are placed in either Class I or II, requiring the manufacturer to submit a premarket notification requesting permission for commercial distribution. The FDA may require results of clinical trials in support of a 510(k) submission and generally requires clinical trial results for a premarket approval application. The FDA has classified our four medical device products as Class II devices, all of which have been granted 510(k) clearance by the FDA.

Resubmission for Substantial Changes. After a device receives 510(k) clearance, any modification made to the device requires a determination as to whether the modification significantly affects its safety or effectiveness. If the modification could significantly affect the device's safety and effectiveness, then the modification requires a new 510(k) clearance or, in some instances, could require a premarket approval for the modification. The FDA requires each manufacturer to make this determination, but the FDA can review any manufacturer's decision and the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket approval. The FDA also can require the manufacturer to cease marketing the modified device or recall the modified device, or both, until 510(k) clearance or premarket approval is obtained. We have made minor modifications to our products and, using the guidelines established by the FDA, have determined that two of the modifications did require us to file new 510(k) submissions. We made new 510(k) submissions which were cleared by the FDA. If the FDA disagrees with our other determinations not to submit, we may not be able to sell one or more of our products until the FDA has cleared new 510(k) submissions for these modifications. We continuously evaluate our products for any required resubmission.

Pervasive and Continuing Food and Drug Administration Regulation. Numerous FDA regulatory requirements apply to our products categorized as medical devices. These requirements include:

- quality system regulations which require manufacturers to create, implement and follow numerous elaborate design, development, testing, process control, documentation and other quality assurance procedures;
- medical device reporting regulations, which require that manufacturers report some types of adverse and other events involving their products; and
- a general prohibition against promoting products for unapproved uses.

Class II devices may also be subject to special controls applied to them, such as performance standards, post-market surveillance, patient registries and FDA guidelines that may not apply to Class I devices. Our products are currently subject to FDA guidelines for 510(k) cleared devices and are not subject to any other form of special controls, such as a requirement to conduct a screening in a laboratory within a medical facility. We believe we are in compliance with the applicable FDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the FDA changes its existing regulations or adopts new requirements.

We are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that we have failed to adequately comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as withdrawal of regulatory clearances, recalls or seizures, fines or criminal prosecution.

The FDA also has the authority to require repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations. To date, our FDA inspections have not resulted in any required action or penalty.

Other Federal and State Regulations

We are also required to obtain a manufacturing license from the FDB before we begin manufacturing our products, and are subject to FDB audits to ensure that we are compliant with all FDA regulations.

As a participant in the healthcare industry, we are subject to extensive and frequently changing regulations under many other laws administered by governmental entities at the federal, state and local levels. Our healthcare service provider customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

There is substantial state and federal regulation of the confidentiality of patient medical records and the circumstances under which such records may be disclosed to or processed by us as a consequence of our contacts with various health providers, such as HIPAA. Although compliance with these laws and regulations is presently the principal responsibility of the hospital, physician or other healthcare provider, regulations governing patient confidentiality rights are rapidly evolving. Additional legislation governing the dissemination of medical record information also has been proposed and may be adopted at the state level. The administrative simplification provisions of HIPAA set standards for electronic transactions, code sets, data security, unique identification numbers, and privacy of individually identifiable health information, which could materially impact our business. We have made changes to our products and business operations to support our customers' compliance with HIPAA privacy, security and electronic transactions regulatory requirements. During the past several years, the healthcare industry also has been subject to increasing levels of governmental regulation of, among other things, reimbursement rates and certain capital expenditures. We are unable to predict what, if any, changes will occur as a result of such regulation.

Foreign Regulations

European Union Regulation. The primary regulatory environment in Europe is that of the European Union, which consists of a number of member countries encompassing most of the major countries in Europe. The European Union has adopted numerous directives and standards regulating the design, manufacturing, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear a CE Marking to indicate that the device conforms to the essential requirements of the applicable directive, and accordingly, can be commercially distributed throughout the European Union. We hold certificates ISO 13485:2003, and an EC Certificate of Full Quality Assurance, which demonstrates satisfaction of the European Union standards for medical product manufacturers. These certificates are a prerequisite to applying the CE Marking to our products. The CE Marking is required on all medical products sold and used in the European Union. It is also recognized by many countries outside the European Union, such as Australia. The CE Marking indicates that a product was designed, released, produced, sold and serviced using a system that complies with the EU Council Directive 93/42/ECC for medical devices. Our four medical devices are currently eligible to bear the CE Marking. We also hold an ISO 9001:2000 quality system certificate.

Canadian Regulation. The Canadian Health Department has granted us licenses to distribute our four medical devices throughout Canada.

Other Foreign Regulations. Our products may also be regulated by other foreign governmental agencies. Some countries grant reciprocity for our U.S. and European clearances. We plan to seek approval to sell our products in additional countries.

Intellectual Property and Proprietary Technology

Our success depends on our proprietary information and technology. We rely on a combination of copyright, trademark and trade secret laws, license agreements, nondisclosure and non-compete agreements and technical measures to establish and protect our rights in our proprietary technology. Our software license agreements grant our customers a nonexclusive, nontransferable, limited license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. We retain all title and rights of ownership in our software products. In addition, we enter into agreements with our employees, third-party consultants and contractors that prohibit the disclosure or use of our confidential information and require the assignment to us of any new ideas, developments, discoveries or inventions related to our business. We also require other third parties to enter into nondisclosure agreements that limit use of, access to and distribution of our proprietary information.

These protections, however, may not be adequate to prevent misappropriation of our proprietary rights. In addition, U.S. law provides only limited protection of proprietary rights and the laws of some foreign countries may offer less protection than the laws of the United States. Unauthorized third parties may copy aspects of our products, reverse engineer our products or otherwise obtain and use information that we regard as proprietary. Subject to certain contractual limitations, a few of our customers can access source-code versions of our software. Although our agreements with such customers attempt to prevent misuse of the source code, the possession of our source code by third parties increases the ease and likelihood of potential misappropriation of such software. There can be no assurance that others will not independently develop technologies similar or superior to our technology or design around our proprietary rights.

We also rely on a variety of technologies that are licensed from third parties to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future. The loss of or inability to maintain any of these licenses could delay the introduction of software enhancements and other features until equivalent technology can be licensed or developed. Any such delay could materially adversely affect our ability to attract and retain customers.

We do not believe our software products or our other proprietary rights infringe on the property rights of third parties. However, we cannot guarantee that third parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not result in costly litigation or require us to enter into royalty arrangements.

Employees

As of September 30, 2004, we had a total of 430 full-time employees, 141 of whom were engaged in research and development, 231 of whom were engaged in sales, marketing and customer support and 58 of whom were engaged in administration and finance. Two of our employees are subject to a collective bargaining agreements. We believe that our relations with our employees are good.

EXECUTIVE OFFICERS

The following table sets forth the name, age and position of our executive officers as of December 10, 2004:

Name	Age	Position
Joseph K. Jachinowski	49	President, Chief Executive Officer and Chairman of the Board of Directors
James P. Hoey	46	Executive Vice President, Chief Operating Officer and Director
David A. Auerbach	45	Executive Vice President, Treasurer, Secretary and Director
Kendra A. Borrego	35	Chief Financial Officer

Joseph K. Jachinowski co-founded IMPAC in January 1990 and has served as President, Chief Executive Officer and Chairman of the Board since that time. Prior to co-founding IMPAC, Mr. Jachinowski held multiple management positions at Varian Medical Systems, Inc. from 1983 to 1990. Mr. Jachinowski holds an M.S. degree in Electrical Engineering from Washington State University and a B.S. degree in Electrical Engineering from Ohio University.

James P. Hoey co-founded IMPAC in January 1990 and has served as Executive Vice President and a director since that time. Mr. Hoey has also served as Chief Operations Officer since August 1999. Prior to co-founding IMPAC, Mr. Hoey served as Manager of Radiation Product Marketing for Varian Medical Systems, Inc. from 1988 to 1990. Mr. Hoey holds an M.B.A. degree from Santa Clara University and a B.A. degree in Biomedical Engineering and in Business Administrative Sciences from Yale University.

David A. Auerbach co-founded IMPAC in January 1990 and has served as Executive Vice President, Treasurer, Secretary and a director since that time. From January 1990 to February 2000, Mr. Auerbach also served as IMPAC's Chief Financial Officer. Mr. Auerbach has also served as President of IMPAC Global Systems, Inc., a wholly-owned subsidiary of IMPAC, since October 2001 and as President of IMPAC Medical Systems Limited, a wholly-owned subsidiary of IMPAC, since January 2002. Mr. Auerbach also served as President of CareCore, Inc., a healthcare information technology company, from July 1999 to March 2001. Prior to co-founding IMPAC, Mr. Auerbach served as Manager of Research and Development for Project Management for Varian Medical Systems, Inc. from 1987 to 1990. Mr. Auerbach holds an M.S. degree in Mechanical Engineering from Stanford University and a B.S. degree in Mechanical/Biomedical Engineering from Carnegie Mellon University.

Kendra A. Borrego joined IMPAC in August 1992 and has served as Chief Financial Officer since March 2000. Ms. Borrego served as IMPAC's Director of Finance from August 1999 to February 2000 and as Controller from August 1992 to July 1999. Ms. Borrego holds an M.B.A. degree from San Jose State University and a B.S. degree in Business from the University of Nevada.

Additional Information

Our Web site is http://www.impac.com. We make available free of charge, on or through our Web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission (SEC). Information contained on our Web site is not part of this report.

Item 2. Properties

Our principal executive offices occupy approximately 58,000 square feet in Mountain View, California under a lease that expires in 2007. We also lease additional office facilities aggregating approximately 62,000 square feet in California, Nevada, Massachusetts, Virginia, New Jersey, and the United Kingdom. We intend to expand our sales, marketing and technology operations and, therefore, may require additional facilities in the future, which we believe can be obtained on commercially reasonable terms when needed.

Item 3. Legal Proceedings

Purported Shareholder Class Action Lawsuits

On September 8, 2004, an alleged shareholder of the Company filed a putative securities class action lawsuit in the United States District Court for the Northern District of California. See *Operating Engineers Construction Industry and Miscellaneous Pension Fund (Local 66 — Pittsburgh), on Behalf of Itself and All Others Similarly Situated v. IMPAC Medical Systems, Inc., Joseph K. Jachinowski and Kendra A. Borrego.* The defendants in this case include the Company and two of its top executive officers. The lawsuit relates to the Company's March 1, 2004, announcement of its intent to restate its financial statements for fiscal years 2000 through 2003, and the Company's subsequent restatement of those financial statements. The lawsuit alleges, among other things, that during the period from November 20, 2002 to May 13, 2004 (the "class period"), the Company falsely reported its results for fiscal years 2000 to 2003 through improper revenue recognition, and thereby artificially inflated the price of the Company's stock. The plaintiff purports to have brought this lawsuit as a class action on behalf of all persons who purchased the Company's securities on the open market during the class period.

On September 14, 2004, two individuals filed a second purported securities class action lawsuit in the United States District Court for the Northern District of California that is substantively identical to the one filed on September 8, 2004. See *Alan Lerner and Marvin Rogers, on Behalf of Themselves and All Others Similarly Situated v. IMPAC Medical Systems, Inc., Joseph K. Jachinowski and Kendra A. Borrego.* The second lawsuit alleges the same claims against the same defendants on behalf of the same purported class of shareholders (those who purchased the Company's securities on the open market during the period from November 20, 2002 to May 13, 2004) as the earlier-filed lawsuit.

On September 21, 2004, another individual filed a third putative securities class action lawsuit in the United States District Court for the Northern District of California. See *John Maras, Individually and On Behalf of All Others Similarly Situated v. IMPAC Medical Systems, Inc., Joseph Jachinowski, Kendra Borrego, David Auerbach, and James Hoey.* This lawsuit alleges the same claims under the federal securities laws as the two earlier-filed lawsuits, and names as defendants, in addition to the Company and the two executives named in the two earlier-filed lawsuits, two other executive officers of the Company. This lawsuit alleges the same class period as the two earlier-filed actions (*i.e.*, November 20, 2002 to May 13, 2004), and likewise alleges that during the class period the Company overstated its financial results for fiscal years 2000 to 2003 through improper revenue recognition, allegedly resulting in artificial inflation of the price of the Company's stock during the class period. This action further alleges that each of the four individual defendants sold shares of the Company's stock during the class period while in possession of material nonpublic information.

Each of these three related cases has been assigned to a single judge, and the Company anticipates that these three cases will be consolidated into a single action. On November 8, 2004, an alleged shareholder filed a motion to consolidate the three cases and to be appointed as lead plaintiff for the putative class. No date has been set for a hearing on this motion, and other shareholders seeking appointment as lead plaintiff may file similar motions. These lawsuits are still in the pleading stage, and the Court has entered orders providing that the time for the Company and the individual defendants to move to dismiss, answer, or otherwise respond to the complaints is extended through and including forty-five days after the later of (i) the appointment of lead plaintiff(s) or (ii) the filing of an consolidated amended complaint.

The Company and its officers have engaged outside counsel to defend these cases vigorously on their behalf. The Company, however, cannot be sure that it will prevail in these matters. While the results of such litigation matters cannot be predicted with certainty, the Company's failure to successfully defend against these lawsuits could result in a material adverse effect on its business, financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been traded on the Nasdaq National Market under the symbol IMPC since our initial public offering on November 20, 2002. The following table sets forth, for the periods indicated, the highest and lowest closing sale prices for our common stock, as reported by the Nasdaq National Market.

	High	Low
Fiscal 2003		
First Quarter (beginning November 20, 2002)	$18.85	$17.43
Second Quarter	22.28	16.15
Third Quarter	23.35	16.99
Fourth Quarter	25.29	17.76
Fiscal 2004		
First Quarter	$27.10	$17.83
Second Quarter	27.88	21.83
Third Quarter	26.81	11.64
Fourth Quarter	15.14	11.73

The closing sale price for our common stock on December 10, 2004 was $17.21.

As of September 30, 2004, there were approximately 48 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

We have not paid any cash dividends on our common stock in the past. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We did not purchase any of our equity securities during the fiscal year ended September 30, 2004.

Item 6. Selected Financial Data

The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Year Ended September 30,				
	2000	2001	2002	2003	2004
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales:					
Software license and other, net	$17,224	$20,188	$25,252	$35,819	$39,696
Maintenance and services	7,723	10,486	14,532	20,589	29,465
Total net sales	24,947	30,674	39,784	56,408	69,161
Cost of sales:					
Software license and other, net	4,665	6,088	7,641	10,341	14,646
Maintenance and services	2,679	3,376	4,543	7,349	9,862
Amortization of purchased technology	64	129	187	226	1,216
Total cost of sales	7,408	9,593	12,371	17,916	25,724
Gross profit	17,539	21,081	27,413	38,492	43,437
Operating expenses:					
Research and development	4,495	6,276	7,841	9,898	11,963
Sales and marketing	6,228	9,096	12,231	14,344	17,826
General and administrative	2,311	3,710	4,017	5,348	7,085
Write-off of purchased in-process research and development	308	511	116	—	557
Merger related costs	578	—	—	—	—
Amortization of goodwill and other intangible assets	729	232	375	119	648
Total operating expenses	14,649	19,825	24,580	29,709	38,079
Operating income	2,890	1,256	2,833	8,783	5,358
Interest expense	—	(41)	(28)	(35)	(4)
Interest and other income	508	553	417	572	510
Write-down of notes receivable	(691)	—	—	—	—
Income before provision for income taxes	2,707	1,768	3,222	9,320	5,864
Provision for income taxes	(1,045)	(532)	(945)	(3,208)	(1,908)
Net income	1,662	1,236	2,277	6,112	3,956
Accretion of redeemable convertible preferred stock(1)	(508)	(1,431)	(8,550)	(2,229)	—
Net income (loss) available to common stockholders	$ 1,154	$ (195)	$ (6,273)	$ 3,883	$ 3,956
Net income (loss) per common share:					
Basic	$ 0.20	$ (0.03)	$ (1.04)	$ 0.43	$ 0.40
Diluted	$ 0.18	$ (0.03)	$ (1.04)	$ 0.40	$ 0.39
Weighted-average shares used in computing net income (loss) per common share:					
Basic	5,907	6,017	6,042	9,010	9,863
Diluted	6,387	6,017	6,042	9,741	10,269

	As of September 30,				
	2000	2001	2002	2003	2004
	(in thousands)				
Consolidated Balance Sheets Data:					
Cash, cash equivalents and available-for-sale securities	$12,382	$17,926	$26,973	$67,750	$ 58,294
Working capital	4,030	3,353	5,906	42,162	25,668
Total assets	27,824	35,669	51,721	98,406	117,760
Capital lease obligations, less current portion	236	179	114	41	—
Redeemable convertible preferred stock	4,508	5,939	14,489	—	—
Total stockholders' equity	7,282	7,145	1,050	51,570	58,162

(1) After September 27, 2002, the holders of a majority of our redeemable convertible preferred stock could have required us to redeem the preferred shares by paying in cash an amount equal to the greater of $3.23 per share or the fair market value plus all declared or accumulated but unpaid dividends within thirty days. No dividends were ever declared for our redeemable convertible preferred stock. These shares automatically converted to common stock upon the closing of our initial public offering. We accreted charges that reflected the increase in market value of the redeemable convertible preferred stock as an adjustment to retained earnings and, as a result, reduced the amount of net income (loss) available to common stockholders. Several factors influenced our determination of the value of the redeemable convertible preferred stock. These factors included our prior plans for an initial public offering, the performance of our business, changes in our business model and significant product introductions, current market conditions and the performance of the stock price of our comparable companies. After the initial public offering, no further accretion has been or will be required. The redemption value of the redeemable convertible preferred stock was $16.7 million at the time of our initial public offering. This amount was reclassified on our balance sheet from redeemable convertible preferred stock to common stock and additional paid-in capital upon the closing of the initial public offering.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the related notes appearing in Item 8 of this Form 10-K. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth below under "Risk Factors" and elsewhere in this Form 10-K.

Overview

We provide information technology systems for cancer care. Our systems provide electronic medical record, imaging, laboratory information management, decision support, scheduling and billing applications in an integrated platform to manage the complexities of cancer care, from detection and diagnosis through treatment and follow-up. We were founded in 1990, and our growth has been primarily organic, supplemented by several product and small company acquisitions.

Recent Market Factors Affecting Business

Although our revenues in fiscal 2004 increased over fiscal 2003, the growth rate in our core oncology point-of-care business, which constitutes the majority of our non-recurring revenue, slowed. We initially noted a softening of backlog in the first quarter of fiscal 2004, which, at the time, was within historical norms. However, bookings in our core business remained soft throughout 2004. We believe several factors contributed to this softness.

First, on the radiation oncology front, all three linear accelerator manufacturers have introduced "next generation" devices which have new operator front-ends and require new integration strategies. This has created uncertainty in the marketplace as customers are not fully aware of the connectivity options and the device manufacturers have used it as a means to confuse the marketplace and bundle their proprietary solutions. Second, we are also facing increasing pressure from competitors who have bundled deals where the software component is being offered at significant discounts as we have seen price shifting from the software to the hardware components putting us at a pricing disadvantage. Third, the second quarter of fiscal 2004 also witnessed a consolidation of oncology software players with two independent medical oncology IT players being acquired by cancer related companies. Fourth, Medicare reimbursement policies also continue to damper oncology IT spending. Decreased reimbursements in the radiation oncology segment and anticipated reductions in the medical oncology segment led to delays in purchasing as facilities re-examine their budgets and return on investment expectations. Fifth, over the last several quarters our accounting restatements had an effect on bookings as some of our competitors used the event to sell against us. Finally, if our new installation backlog continues to contract, we will have less installation scheduling flexibility, which will expose our revenue stream to quarterly fluctuations if customers are not willing to take installation due to, for example, construction or equipment delays.

Net Sales and Revenue Recognition

We sell our products directly throughout the world and primarily in North America, Europe and the Asia Pacific countries. In addition, we use non-exclusive distributors to augment our direct sales efforts. Sales through distributors represented 13.5% of our total net sales in fiscal fiscal 2002, 8.0% in fiscal 2003 and 8.9% in fiscal 2004 all of which were sold through Siemens Medical Systems, Inc. Revenues from the sale of our products and services outside the United States accounted for $3.6 million, or 9.0%, of our net sales in fiscal 2002, $2.5 million, or 4.5%, of our net sales in fiscal 2003 and $4.5 million, or 6.5%, of our net sales in fiscal 2004. The variability in distributor sales as a percentage of net sales is attributable to a fluctuating growth rate in our direct sales as well as our distributors' sales. We have signed agreements with other distributors, which have not yet generated sales.

We license our point-of-care, laboratory information management and registry software products. Our point-of-care and laboratory information management products are comprised of modules that process administrative, clinical, imaging and therapy delivery information. Our registry products aggregate data on patient outcomes for regulatory and corporate reporting purposes. Currently, a majority of our point-of-care and laboratory information software is licensed on a perpetual basis, and a majority of our registry sales is licensed on a term basis.

Our focus with regard to software licensing and maintenance and support service is to provide flexibility in the structure and pricing of our product offerings to meet the unique functional and financial needs of our customers. For those customers who license on a perpetual basis, we promote annual maintenance and support service agreements as an incremental investment designed to preserve the value of the customer's initial investment. For those customers who license on a term basis, annual maintenance and support contributes greatly to the value of the annual license, and the two cannot be segregated from each other. For those customers using our application service provider option, independent of the licensing method, these annual fees allow the customer to outsource, in a cost effective manner, support and connectivity functions that are normally handled by internal resources.

The decision to implement, replace, expand or substantially modify an information system is a significant commitment for healthcare organizations. In addition, our systems typically require significant capital expenditures by the customer. Consequently, we experience long sales and implementation cycles. The sales cycle for our systems ranges from six to twenty-four months or more from initial contact to contract execution. Our implementation cycle generally ranges from three to nine months from contract execution to completion of implementation. In addition to the core system, approximately one-third of our customers purchase additional product modules along with the core system that they intend to implement over a period of time beyond the typical implementation cycle of three to nine months.

We have experienced significant variations in revenues and operating results from quarter to quarter. Our quarterly operating results may continue to fluctuate due to a number of factors, including: the timing, size and complexity of our product sales and implementations; our inability to recognize revenue from multiple element software contracts where certain elements have been delivered, installed and accepted but other elements remain undelivered; construction delays at client centers which impact our ability to install products; the timing of installation of third party medical devices, including accelerators, simulation machines and imaging devices, at client sites, which must be installed before we can implement our systems; overall demand for healthcare information technology; and other factors discussed below under "Risk Factors Affecting Financial Performance."

We record orders for products licensed on a perpetual basis upon the receipt of a signed purchase and license agreement, purchase order, and a substantial deposit. We record orders for products licensed on a term basis upon receipt of a signed purchase and license agreement, purchase order and a deposit typically equal to the first year's fees. All contract deposits are held as a liability on our consolidated balance sheet as outlined in the terms and conditions set forth in the purchase and license agreement. Maintenance and support is recorded as deferred revenue upon the invoice date and held as a current liability on our consolidated balance sheet. Under the terms of the original purchase and license agreement, maintenance and support automatically renews on an annual basis unless the customer provides a written cancellation. We recognize revenue from these sales ratably over the underlying maintenance period.

For direct software sales licensed on a perpetual basis, we include one year of maintenance and support as part of the purchase price. Standard annual fees for maintenance and support after the first year equal 12% of the then current list price unless the customer negotiates other terms or service levels.

Our sales arrangements with customers frequently cover multiple products and services. Our revenue is subject to Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") as further discussed in Note 2 to our consolidated financial statements. In approximately two-thirds of our arrangements, our customers request delivery and installation of our software products in one phase and we generally can recognize revenue when the software products have been installed and accepted by our customers. In the balance of our arrangements, our customers request that delivery and installation of our software products be delivered in multiple phases. Such multiple phased installations may be requested, for example, when the customer has not installed medical devices with which our software will interact. In those instances, revenue for the entire arrangement generally cannot be recognized until the last software product is installed and accepted. In a few instances, the customer may never request delivery of all the software products included in the arrangement. In those instances, revenue from the arrangement is recognized at the time we make the judgment based on sufficient competent evidence that it is remote that the customer will request delivery of the remaining undelivered software products, i.e., when they have been constructively canceled.

We recognize revenue once software products have been installed, accepted and are in clinical use at the customer site. When a customer accepts only a subset of the products outlined in a multiple-element purchase and license agreement and we have not established vendor specific objective evidence, or VSOE, of the fair value of the undelivered elements, we invoice the customer for the accepted products and record the transaction as deferred software license revenue. We recognize the deferred revenue when all elements in a multiple-element arrangement have been accepted, VSOE of the fair value is established for the remaining undelivered elements, or the undelivered elements for which VSOE of the fair value does not exist have been formally or constructively canceled, whichever occurs first. We recognize revenues on sales arrangements with undelivered products that have been formally or constructively canceled at the date when we have sufficient competent evidence of that cancellation.

The first year of maintenance and support for our software products is included in the purchase price. Upon revenue recognition, we defer 12% of the list price, which is the renewal rate, and recognize that portion over the remaining term of the included maintenance and support period. For example, if revenue recognition occurs four months subsequent to product acceptance, we would recognize one-third of the 12% maintenance and support deferral as revenue and recognize the remaining two-thirds of the deferral over the following eight months. In situations where the first phase of software products are installed more than one year before our ability to recognize the related revenue, it is not necessary to defer 12% of the list price and recognize that portion over the included maintenance and support period as the first year maintenance and support obligation is no longer applicable. In these cases, however, 12% of the list price is classified as maintenance and services revenue at the time of revenue recognition.

For direct software sales licensed on a term basis, the initial term lasts from three to five years with annual renewals after the initial term. The customer pays a deposit typically equal to the initial annual fee upon signing the license agreement, and we invoice the customer for subsequent annual fees 60 days before the anniversary date of the signed agreement. We recognize revenue for the annual fees under these term license agreements ratably over the applicable twelve-month period. The purchase price includes annual maintenance and support.

We recognize revenue from third-party products and related configuration and installation services sold with our licensed software upon acceptance by the customer. We recognize revenue from third-party products sold separately from our licensed software upon delivery. Third-party products represented 2.8% of our total net sales in fiscal 2004.

We recognize distributor related revenues upon the receipt of a completed purchase order and the related customer information needed to generate software registration keys, which allows the distributor to deploy the software to the end user and satisfy our regulatory information tracking requirements. We provide maintenance and support to our distributor. The cost of the first year's support is included in the fee. Renewal support is purchased for 5% of the transfer price for software licenses sold to their customers. We defer the distributor's first year post-contract support, based on the renewal rate, and recognize that portion of the revenue ratably over the support period. We invoice renewal maintenance and support annually to our distributor at the beginning of each fiscal year and recognize the revenue ratably over the applicable twelve-month period.

In December 2003, we added a pathology information management system to our suite of product offerings with the acquisition of certain assets of Tamtron Corporation from IMPATH Inc. Pathology information management systems involve significant implementation and customization efforts essential to the functionality of the related products. Accordingly, we recognize the license and professional consulting services generated through the sale of pathology management information systems using the percentage-of-completion method using labor hours incurred as prescribed by Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Product-Type Contracts." The progress toward completion is measured based on labor hours incurred as compared to total estimated hours to complete. We account for a change in estimate in the period the change was identified. Provisions for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated.

Costs and Expenses

A large part of our company cost structure is driven by the number of employees and all related benefit and facility costs. As a result, a significant amount of strategic and fiscal planning is focused on this area, so we can develop internal resources at a controlled and sustainable rate. Since revenue recognition happens subsequent to all implementation and training activities, we incur the costs of labor, travel and some third party product expenses in advance.

Cost of sales consists primarily of:

- labor costs relating to the implementation, installation, training and application support of our point-of-care, laboratory, and registry software;
- travel expenses incurred in the installation and training of our point-of-care and laboratory software;
- direct expenses related to the purchase, shipment, installation and configuration of third-party hardware and software sold with our point-of-care and laboratory software;
- continuing engineering expenses related to the maintenance of existing released software;
- overhead attributed to our client services personnel; and
- amortization of purchased technology.

System installations require several phases of implementation in the process of accepting product delivery and have led to our development of a highly specialized client service organization. All new orders require multiple site visits from our personnel to properly install, configure and train customer personnel. In transactions where we are required to defer the recognition of software license revenue, the associated incremental direct travel expenses are recorded as a prepaid expense until the associated revenue is recognized. Several point-of-care products are used with various third-party hardware and software products that are also sold and configured during the implementation process. After the initial implementation process, our application support staff provides phone support and any applicable system updates. A substantial percentage of engineering costs are allocated to client services due to continuing engineering efforts related to the support and enhancement of our products. Historically, cost of sales has increased at approximately the same rate as net sales. However, as newly developed products and acquired product lines are released to the customers, additional investments in client service staff could cause gross margins to fluctuate.

Research and development expenses include costs associated with the design, development and testing of our products. These costs consist primarily of:

- salaries and related development personnel expenses;
- software license and support fees associated with development tools;
- travel expenses incurred to test products in the customer environment; and
- overhead attributed to our development and test engineering personnel.

We currently expense all research and development costs as incurred. Our research and development efforts are periodically subject to significant non-recurring costs that can cause fluctuations in our quarterly research and development expense trends. We expect that research and development expenses will increase in absolute dollars for the foreseeable future as we continue to invest in product development.

Sales and marketing expenses primarily consist of:

- salaries, commissions and related travel expenses for personnel engaged in sales and the contracts administration process;
- salaries and related product marketing, marketing communications, media services and business development personnel expenses;

- expenses related to marketing programs, public relations, trade shows, advertising and related communications; and
- overhead attributed to our sales and marketing personnel.

We have consistently expanded our sales force, made significant investments in marketing communications and increased trade show activities to enhance market awareness of our products. We expect that sales and marketing expenses will increase in absolute dollars for the foreseeable future as we continue to expand our sales and marketing capabilities. In transactions where we are required to defer the recognition of software license revenue, the associated incremental direct commission expense is recorded as a prepaid expense until the associated revenue is recognized.

General and administrative expenses primarily consist of:

- salaries and related administrative, finance, human resources, regulatory, information services and executive personnel expenses;
- other significant expenses relate to facilities, recruiting, external accounting and legal and regulatory fees;
- general corporate expenses; and
- overhead attributed to our general and administrative personnel.

A significant portion of facility, infrastructure and maintenance costs are allocated as overhead to other functions based on distribution of headcount. Our general and administrative expenses increased after our initial public offering, and we expect these expenses will remain higher in absolute dollars in the foreseeable future.

Depreciation and Amortization

Our property and equipment is recorded at our cost minus accumulated depreciation and amortization. We depreciate the costs of our tangible capital assets on a straight-line basis over the estimated economic life of the asset, which is generally three to seven years. Acquisition related intangible assets have historically been amortized based upon the estimated economic life, which is generally two to five years. Leasehold improvements and equipment purchased through a capital lease are amortized over the life of the related asset or the lease term, if shorter. If we sell or retire an asset, the cost and accumulated depreciation is removed from the balance sheet and the appropriate gain or loss is recorded. We expense repair and maintenance costs as incurred.

Acquisitions

In April 2002, we purchased all the outstanding stock of Intellidata, Inc., or Intellidata, for $1.3 million in cash and acquisition costs of $129,000. The Intellidata acquisition added a laboratory information management capability to our product line, which is complementary to our oncology electronic medical record. We recorded the transaction using the purchase method of accounting in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" ("SFAS No. 141"). As a result of this transaction, we recorded an expense associated with the purchase of in-process research and development of $116,000, net tangible liabilities of $166,000 and goodwill and intangible assets of $1.4 million.

In December 2003, we completed the acquisition of certain assets and certain liabilities of Tamtron Corporation, or Tamtron, and Medical Registry Services, Inc., or MRS, the PowerPath® pathology information management and cancer registry information system businesses of IMPATH Inc. for total cash consideration of $22.0 million and approximately $516,000 of acquisition costs. We believe that our existing registry product offering along with the assets of MRS positions us as a leader in the market for data aggregation of cancer care information. We also believe that the addition of assets from Tamtron in the area of pathology information systems creates a more relevant and comprehensive product offering to its customers. The combination of both acquisitions allows us to better achieve our goal to provide a total solution that manages the complexity of cancer care throughout the spectrum of detection, diagnosis, treatment and follow-up. We recorded the transaction using the purchase method of accounting in accordance with SFAS No. 141. As a result of this transaction, we recorded an expense associated with the purchase of in-process research and development of $557,000, net tangible assets of $2.9 million, net tangible liabilities of $3.8 million, goodwill of $14.3 million and other intangible assets of $8.6 million.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill has not been amortized. Instead, we perform annual impairment assessments by applying a fair-value based test. The annual goodwill impairment test was completed during the first quarter of fiscal 2004, and it was determined that there was no impairment of goodwill at that time.

Accretion of Redeemable Convertible Preferred Stock

From September 27, 2002 until our initial public offering, the holders of a majority of our then outstanding redeemable convertible preferred stock could have required us to redeem the preferred shares by paying in cash an amount equal to the greater of $3.23 per share or the fair market value plus all declared or accumulated but unpaid dividends within thirty days. These shares automatically converted to common stock upon the closing of our initial public offering in November 2002. We accreted charges that reflected the increase in market value of the redeemable convertible preferred stock as an adjustment to retained earnings and, as a result, decreased net income available to common stockholders or increased the amount of net loss attributable to common stockholders. After our initial public offering, no further accretion has been or will be required. The redemption value of the redeemable convertible preferred stock was $16.7 million at the time of our initial public offering. This amount was reclassified on our balance sheet from redeemable convertible preferred stock to common stock and additional paid-in capital upon the closing of the initial public offering.

Results of Operations

The following table sets forth certain operating data as a percentage of net sales for the periods indicated.

	Percentage of Net Sales		
	Year Ended September 30,		
	2002	2003	2004
Net sales:			
Software license and other, net	63.5%	63.5%	57.4%
Maintenance and services	36.5	36.5	42.6
Total net sales	100.0	100.0	100.0
Cost of sales:			
Software license and other, net	19.2	18.4	21.1
Maintenance and services	11.4	13.0	14.3
Amortization of purchased technology	0.5	0.4	1.8
Total cost of sales	31.1	31.8	37.2
Gross profit	68.9	68.2	62.8
Operating expenses:			
Research and development	19.8	17.6	17.3
Sales and marketing	30.7	25.4	25.8
General and administrative	10.1	9.5	10.3
Write-off of purchased in-process research and development	0.3	—	0.8
Amortization of goodwill and other intangible assets	0.9	0.2	0.9
Total operating expenses	61.8	52.7	55.1
Operating income	7.1	15.5	7.7
Interest and other income, net	1.0	1.0	0.8
Income before provision for income taxes	8.1	16.5	8.5
Provision for income taxes	(2.4)	(5.7)	(2.8)
Net income	5.7%	10.8%	5.7%

Comparison of Years Ended September 30, 2004 and 2003

Net Sales. Net sales increased 22.6% from $56.4 million in fiscal 2003 to $69.2 million in fiscal 2004 including $7.5 million related to the acquisition of Tamtron and MRS. Net software related sales increased 10.8% from $35.8 million in fiscal 2003 to $39.7 million in fiscal 2004. Registry system sales accounted for $3.3 million of the $3.9 million increase, sales of pathology lab information systems accounted for $1.8 million, sales of imaging products in oncology accounted for $784,000 partially offset by reductions in new product sales to existing customers in oncology of $1.2 million and sales of new systems in oncology of $837,000. Maintenance and services also increased 43.1% from $20.6 million in fiscal 2003 to $29.5 million in fiscal 2004. Maintenance and support contracts contributed $8.6 million of the $8.9 million increase and additional training and installation contributed $274,000. Our continued high customer retention on maintenance and support contracts, the general price increase, and expansion of our service offerings all contributed to the growth of maintenance and services as a percentage of net sales. For a discussion of deferred revenue, see Backlog below.

Cost of Sales. Total cost of sales increased 43.6% from $17.9 million in fiscal 2003 to $25.7 million in fiscal 2004. Our gross margin decreased from 68.2% in fiscal 2003 to 62.8% in fiscal 2004.

Cost of sales relating to net software sales increased 41.6% from $10.3 million in fiscal 2003 to $14.6 million in fiscal 2004. Our gross margin associated with net software sales decreased from 71.1% in fiscal 2003 to 63.1% in fiscal 2004. The increase in expenses related to $3.5 million in employee related costs, $530,000 in travel expenses, $323,000 in implementation costs and $86,000 in telecommunication expenses partially offset by $158,000 reduction in supplies and materials expense. Cost of sales relating to maintenance and services increased 34.2% from $7.3 million in fiscal 2003 to $9.9 million in fiscal 2004. Our gross margin associated with maintenance and services increased from 64.3% in fiscal 2003 to 66.5% in fiscal 2004. The increase in expenses related to $1.3 million in continuing engineering costs, $1.2 million in employee related expenses and $97,000 in telephone costs partially offset by a reduction of $59,000 in supplies and materials expense and $19,000 in travel expenses. Fiscal 2003 was an investment year for our client services organization as we added significant headcount to our application support organization to augment domestic and international expansion plans. In fiscal 2004, we saw improvements in profitability related to the core maintenance and services revenue stream which was offset by increased expenses associated with the acquired pathology maintenance and service organization. In addition, amortization expense associated with purchased technology increased from $226,000 in fiscal 2003 to $1.2 million in fiscal 2004 due to the related acquisition of Tamtron and MRS.

Research and Development. Research and development expenses increased 20.9% from $9.9 million in fiscal 2003 to $12.0 million in fiscal 2004. As a percentage of total net sales, research and development expenses decreased from 17.6% in fiscal 2003 to 17.3% in fiscal 2004. Additional engineering headcount and the associated personnel expenses were the primary factors for the increase in absolute dollars. The decrease as a percentage of total net sales in fiscal 2004 was due to increased net sales relative to research and development expenses.

Sales and Marketing. Sales and marketing expenses increased 24.3% from $14.3 million in fiscal 2003 to $17.8 million in fiscal 2004. As a percentage of total net sales, sales and marketing expenses increased from 25.4% in fiscal 2003 to 25.8% in fiscal 2004. The increase in absolute dollars was primarily due to $2.9 million in employee related expenses, $416,000 in travel expenses, $311,000 in outside services, $191,000 in advertising, $177,000 in sponsorships, $94,000 in tradeshow expense and $65,000 in supplies and materials partially offset by a $751,000 reduction in commissions. Sales and marketing remained relatively constant as a percentage of total net sales in fiscal 2004 as compared fiscal 2003. The increase in absolute dollars in fiscal 2004 was primarily due to increases in international and the acquired sales forces offset by lower commission expense due to slower software license sales.

General and Administrative. General and administrative expenses increased 32.5% from $5.3 million in fiscal 2003 to $7.1 million in fiscal 2004. As a percentage of total net sales, general and administrative expenses increased from 9.5% in fiscal 2003 to 10.3% in fiscal 2004. The increase in absolute dollars was primarily due to increases in professional fees of $923,000, a significant portion of which related to our two financial restatements in 2004, regulatory expenses of $569,000, maintenance expense of $144,000, travel expense of $54,000, contributions of $20,000 and other various operating expense of $25,000. The increase as a percentage of total net sales in fiscal 2004 was due in large part to the additional fees incurred for the two restatements in fiscal 2004.

In-Process Research and Development. During fiscal 2004, we recorded a write-off of in-process research and development in the amount of $557,000 due to an analysis allocating the purchase price paid for certain intellectual property in that period. Tamtron and MRS were in the process of adding new functionality to its line of pathology information system and registry information system products and we believed there was sufficient risk in completing the technology to qualify the in-process research and development write-off. During fiscal 2003, we did not have any transactions that required an in-process research and development write-off.

Amortization of Goodwill and Other Intangible Assets. Amortization expenses increased from $119,000 in fiscal 2003 to $648,000 in fiscal 2004. The primary cause of the increase in amortization expense in fiscal 2004 was related to the Tamtron and MRS acquisitions in December 2003. We still amortize certain intangible assets acquired from Intellidata in April 2002 as it relates to customer base and a covenant-not-to-compete. No goodwill amortization is included in amortization expense related to either transaction during fiscal 2004 or fiscal 2003.

Operating Income. Operating income decreased 39.0% from $8.8 million in fiscal 2003 to $5.4 million in fiscal 2004. Operating income decreased due to lower net sales relative to the rate of increase in operating expenses in fiscal year 2004, acquisition related in-process write-offs and amortization of intangibles and restatement related professional fees.

Interest and Other Income, Net. Interest and other income, net decreased 5.8% from $537,000 in fiscal 2003 to $506,000 in fiscal 2004. The decrease is related to lower cash balances due to our acquisition in December 2003 offset by increases in cash flow generated from operations in fiscal 2004.

Income Taxes. Our effective tax rate decreased from 34.4% in fiscal 2003 to 32.5% in fiscal 2004. The decrease in the effective tax rate is due to decreased profitability partially offset by the benefits received from research and development tax credits.

Comparison of Years Ended September 30, 2003 and 2002

Net Sales. Net sales increased 41.8% from $39.8 million in fiscal 2002 to $56.4 million in fiscal 2003. Net software related sales increased 41.8% to $35.8 million in fiscal 2003 from $25.3 million in fiscal 2002. New system sales in oncology accounted for $5.0 million of the $10.6 million increase, sales of imaging systems accounted for $3.1 million, sales of additional new products in oncology accounted for $2.3 million, with the remaining increase attributed to new sales in registry, urology and laboratory software. Maintenance and services also increased 41.7% from $14.5 million in fiscal 2002 to $20.6 million in fiscal 2003. Maintenance and support contracts contributed $5.7 million of the $6.1 million increase and additional training and installation contributed $358,000. Our continued high customer retention on maintenance and support contracts, the general price increase, and expansion of our service offerings all contributed to the growth of maintenance and services as a percentage of net sales. For a discussion of Deferred Revenue, see Backlog below.

Cost of Sales. Total cost of sales increased 44.8% from $12.4 million in fiscal 2002 to $17.9 million in fiscal 2003. Our gross margin decreased from 68.9% in fiscal 2002 to 68.2% in fiscal 2003. Cost of sales relating to net software sales increased 35.3% from $7.6 million in fiscal 2002 to $10.3 million in fiscal 2003. Our gross margin associated with net software sales increased from 69.7% in fiscal 2002 to 71.1% in fiscal 2003. The increase in expenses related to $1.5 million in employee related costs, $805,000 in supplies and materials and $383,000 in implementation costs. Cost of sales relating to maintenance and services increased 61.8% from $4.5 million in fiscal 2002 to $7.3 million in fiscal 2003. Our gross margin associated with maintenance and services decreased from 68.7% in fiscal 2002 to 64.3% in fiscal 2003. The increase in expenses related to $1.4 million in employee related expenses, $635,000 in continuing engineering costs, $608,000 in telephone costs, $138,000 in travel expenses and $64,000 in supplies and materials. Fiscal 2003 was an investment year for our client services organization, and we added significant headcount to our application support organization domestically. We also established an installation and support infrastructure in Europe as part of our international expansion plans. Finally, we have begun implementing customers under our US Oncology contract who use our application service provider option out of our data center. During fiscal 2003, we deferred $206,000 in direct incremental travel expenses associated with software installation and training trips compared to $255,000 in fiscal 2002. We expect to recognize the deferred travel expenses once the associated product revenues are recognized. In addition, amortization expense associated with purchased technology increased 20.9% from $187,000 in fiscal 2002 to $226,000 in fiscal 2003.

Research and Development. Research and development expenses increased 26.2% from $7.8 million in fiscal 2002 to $9.9 million in fiscal 2003. As a percentage of total net sales, research and development expenses decreased from 19.8% in fiscal 2002 to 17.6% in fiscal 2003. Additional engineering headcount and the associated personnel expenses were the primary factors for the increase in absolute dollars. The decrease as a percentage of total net sales in fiscal 2003 was due to increased net sales relative to research and development expenses.

Sales and Marketing. Sales and marketing expenses increased 17.3% from $12.2 million in fiscal 2002 to $14.3 million in fiscal 2003. As a percentage of total net sales, sales and marketing expenses decreased from 30.7% in fiscal 2002 to 25.4% in fiscal 2003. The increase in absolute dollars was primarily due to $979,000 in employee related expenses, $720,000 in commissions, $541,000 in travel expenses and $84,000 in advertising partially offset by a $104,000 reduction in outside services, $61,000 reduction in supplies and a $44,000 reduction in sponsorships. The decrease as a percentage of total net sales in fiscal 2003 was due to increased net sales relative to marketing and sales expenses. During fiscal 2003, we deferred $94,000 in direct incremental commission expenses compared to $308,000 in fiscal 2002. We expect to recognize the deferred commission expenses once the associated product revenues are recognized.

General and Administrative. General and administrative expenses increased 33.1% from $4.0 million in fiscal 2002 to $5.3 million in fiscal 2003. As a percentage of total net sales, general and administrative expenses decreased to 9.5% in fiscal 2002 from 10.1% in fiscal 2003. The increase in absolute dollars was primarily due to increases in business insurance of $391,000, employee related expenses of $908,000, professional fees of $172,000, rent of $533,000, outside services of $387,000, maintenance costs of $96,000, depreciation expense of $199,000, travel costs of $48,000 and bad debt expense of $41,000. The increase in expenses was partially offset by a reduction in charitable contributions of $45,000 and telephone expense of $119,000.

In-Process Research and Development. During fiscal 2003, we did not have any transactions that required an in-process research and development write-off. During fiscal 2002, we recorded a write-off of in-process research and development in the amount of $116,000 due to an analysis allocating the purchase price paid for certain intellectual property in that period. Intellidata was in the process of adding new functionality to its line of laboratory information system products and we believed there was sufficient risk in completing the technology to qualify the in-process research and development $116,000 write-off.

Amortization of Goodwill and Other Intangible Assets. Amortization expenses decreased 68.3% from $375,000 in fiscal 2002 to $119,000 in fiscal 2003. Our adoption of SFAS No. 142, as of October 1, 2002 was the primary cause of the decline in amortization expense. In accordance with SFAS No. 142, we have ceased amortizing goodwill and instead we perform an assessment for impairment at least annually by applying a fair-value-based test. We have also reclassified the unamortized balance of acquired workforce to goodwill. Accordingly, no goodwill or acquired workforce amortization was recognized fiscal 2003. Remaining amortization relating to developed core technology acquired from MC^2 was completed in March 2003. We still amortize certain intangible assets acquired from Intellidata in April 2002 as it relates to developed/core technology, customer base and a covenant-not-to-compete. No goodwill amortization is included in amortization expense related to either transaction during fiscal 2003.

Operating Income. Operating income increased 210.0% from $2.8 million in fiscal 2002 to $8.8 million in fiscal 2003. Operating income increased significantly due to the higher rate of increase in net sales relative to the rate of increase in operating expenses. In fiscal 2003, we continued to expand our sales force and increase our client service staff, which resulted in increased sales in the 2003 period. In addition, we did not complete any acquisitions and amortization expense decreased due to the adoption of SFAS No. 142 during fiscal 2003.

Interest and Other Income, Net. Interest and other income, net increased 38.0% from $389,000 in fiscal 2002 to $537,000 in fiscal 2003. The increase is related to higher cash balances due to our initial public offering in November 2002, a second public offering in May 2003, and increase in cash flow generated from operations in fiscal 2003.

Income Taxes. Our effective tax rate increased from 29.3% in fiscal 2002 to 34.4% in fiscal 2003. The increase in the effective tax rate is due to increased profitability and a reduction in the benefits received from research and development tax credits.

Selected Quarterly Results of Operations

The following table sets forth unaudited financial data for each of our last eight quarters ended September 30, 2004. We believe all material adjustments necessary to present fairly the results of operations of the Company have been made. Operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended							
	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004
	(in thousands except per share data)							
Consolidated Statement of Operations Data:								
Net sales	$10,952	$12,270	$17,119	$16,060	$15,432	$15,523	$19,335	$18,871
Cost of sales	3,775	4,070	4,847	5,223	5,263	6,364	6,840	7,257
Gross profit	7,177	8,200	12,272	10,837	10,169	9,159	12,495	11,614
Operating expenses	6,401	7,117	7,906	8,285	8,219	9,047	10,182	10,631
Operating income	776	1,083	4,366	2,552	1,950	112	2,313	983
Net income	559	801	2,959	1,787	1,404	144	1,614	794
Accretion of redeemable convertible preferred stock	(2,229)	—	—	—	—	—	—	—
Net income (loss) available to common stockholders	$(1,670)	$ 801	$ 2,959	$ 1,787	$ 1,404	$ 144	$ 1,614	$ 794
Net income (loss) per common share:								
Basic	$ (0.22)	$ 0.09	$ 0.31	$ 0.18	$ 0.14	$ 0.01	$ 0.16	$ 0.08
Diluted	$ (0.22)	$ 0.08	$ 0.29	$ 0.18	$ 0.14	$ 0.01	$ 0.16	$ 0.08
Weighted-average shares used in computing net income (loss) per common share:								
Basic	7,469	9,340	9,526	9,717	9,758	9,863	9,903	9,927
Diluted	7,469	9,913	10,050	10,208	10,240	10,315	10,275	10,197

Our operating results have fluctuated from quarter to quarter due to a variety of reasons. We discuss below some of the larger changes in various line items in the table above.

Net Sales. During the first two fiscal quarters, our software license sales tend to decrease due to seasonality matters relating to our customers' budgetary cycles. Our first fiscal quarter includes two major holiday seasons and a major industry trade show that affect nearly four weeks of the quarter, resulting in less time for us to perform the implementation necessary to recognize software revenues. The last two fiscal quarters typically generate higher net sales. The application of software revenue recognition related to multi-element arrangements may cause quarterly net sales to fluctuate outside of any historical seasonal patterns.

Cost of Sales. A significant portion of cost of sales is fixed since our delivery and installation process is dependent on headcount. As much of the labor and indirect expense associated with software installations related to systems for which revenue has been deferred are not matched with the revenue recognition of software included in those systems, cost of sales does not display a clear and predictable seasonal pattern. In the quarters ended March 31, 2004 and beyond, amortization of purchased technology increased due to the acquisitions Tamtron and MRS, which resulted in a lower gross income margin for the remaining quarters of fiscal 2004.

Operating Expenses. Operating expenses tend to be higher as a percentage of total net sales in the first quarter ending December 31 of each fiscal year due to the seasonal impact affecting recognition of revenue for our software sales in the same quarter. In addition, the most significant trade show that we attend occurs within the quarter ending December 31, which increases our sales and marketing expenses. In the quarter ended December 31, 2003, we wrote off $557,000 of purchased in-process research and development, which also resulted in a net income margin for the quarter lower than normal.

Net Income. As much of the labor and indirect expense associated with software installations related to systems for which revenue has been deferred are not matched with the revenue recognition of software included in those systems, net income does not display a clear and predictable seasonal pattern. Our fourth quarter net income can be lower due to higher travel expenses relating to the sales and implementation process and the determination of company-wide year-end bonuses.

Accretion of Redeemable Convertible Preferred Stock. Prior to our initial public offering, the carrying value of the redeemable convertible preferred stock was increased by periodic accretions each reporting period, using the effective interest method, so that the carrying amount would equal the redemption value at the redemption date. These increases were effected through charges against retained earnings. Several factors have influenced our determination of the value of the redeemable convertible preferred stock. These factors included our plans for an initial public offering, the performance of our business, changes in our business model and significant product introductions, current market conditions and the performance of the stock price of our comparable companies. The quarter ended December 31, 2002 was the last period in which the accretion charges were required to be recorded due to our initial public offering in November 2002.

We believe that quarterly revenues and operating results are likely to vary significantly in the future and that quarter to quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Inflation

The results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation, we believe that the effects of inflation on its operations have been immaterial.

Backlog

Our backlog is comprised of customer deposits, deferred software license revenue, other deferred revenue and unearned revenue. Customer deposits represent required deposits paid by our customers when they place orders. These deposits are held as a liability until revenue is recognized. Deferred software license revenue represents the revenues on installed, accepted and invoiced products that we cannot yet recognize because the products installed were only a subset of the products outlined in a multiple element arrangement for which we do not have VSOE of the fair value on all of the undelivered elements. If VSOE of the fair value of all undelivered elements exists but VSOE of the fair value does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If VSOE of the fair value does not exist for all undelivered elements, revenue is deferred until VSOE of the fair value exists for all undelivered elements, the elements for which VSOE of the fair value does not exist have been delivered or the elements for which VSOE of the fair value does not exist (a) have been deleted from the contract or (b) there is competent evidence that allows for the reasonable judgment that it is remote that the customer will request delivery. Other deferred revenue represents maintenance and support services and term licenses which are generally recognized ratably over the support period and license term, respectively. Unearned revenue represents the value of products ordered but not installed or accepted in excess of the contract deposit. Orders are recognized only once we have received a signed purchase and license agreement, an authorized purchase order and a deposit check. Therefore, amounts in our sales pipeline that have not met all three order recognition criteria are not included in our backlog.

The components of backlog as of September 30, 2004 and 2003 are as follows (amounts in thousands):

	September 30,	
	2004	2003
Customer deposits	$10,957	$11,096
Deferred software license revenue	17,234	13,802
Other deferred revenue	23,863	13,750
Unearned revenue	31,326	27,745
Total backlog	$83,380	$66,393

Total backlog increased 25.6% from $66.4 at September 30, 2003 to $83.4 million at September 30, 2004. We expect to recognize approximately $79.3 million of our backlog during fiscal 2005 with the remaining portion to be completed in subsequent periods. During 2004, bookings in our domestic core oncology point-of-care business were flat, but improved in the fourth quarter. We do not have enough data to determine whether this improvement is a trend in order backlog. We cannot assure you that contracts included in backlog will generate the specified revenues or that these revenues will be fully recognized within the specified time periods.

Deferred revenue increased $13.5 million to $41.1 million at September 30, 2004 from $27.6 million at September 30, 2003. Of the increase in absolute dollars, deferred oncology software license revenue and the related deferred maintenance and support contributed $7.2 million of the increase. The remaining $6.3 million increase relates to other deferred revenue for $2.4 million in pathology license revenue, $2.4 million of registry license revenue and $1.5 million in pathology post-contract maintenance and support.

Seasonality

Historically we have experienced a seasonal pattern in our revenues, with our first two quarters typically having the lowest revenues followed by increasing revenue growth in the subsequent quarters of our fiscal year. Although our seasonality is less pronounced subsequent to the revenue restatements, we believe the seasonality of our revenue continues to be influenced by the year end of many of our customers' budgetary cycles. As much of the labor and indirect expense associated with software systems for which revenue has been deferred are not matched with the subsequent revenue recognition, net income does not display a clear and predictable seasonal pattern.

In addition, the implementation of a significant contract previously included in backlog, or a contract intended to be installed in a phased manner over a longer than average time period, could generate a large increase in revenue and net income for any given quarter or fiscal year, which may prove unusual when compared to changes in revenue and net income in other periods. Furthermore, we typically experience long sales cycles for new customers, which may extend over several quarters before a sale is consummated and a customer implementation occurs. As a result, we believe that quarterly results of operations will continue to fluctuate and that quarterly results may not be indicative of future periods. The timing of revenues is influenced by a number of factors, including the timing of individual orders, customer implementations and seasonal customer buying patterns.

Liquidity and Capital Resources

We have financed our operations since inception primarily through cash from operating activities and a $4.0 million private placement of equity in 1996. In November 2002, we completed our initial public offering and raised net proceeds of $24.3 million and in May 2003, we completed a secondary public offering and raised net proceeds of $3.2 million. Cash, cash equivalents and available-for-sale securities were $27.0 million at September 30, 2002, $67.8 million at September 30, 2003 and $58.3 million at September 30, 2004.

Net cash provided by operating activities was $12.1 million in fiscal 2002, $13.6 million in fiscal 2003 and $14.1 million in fiscal 2004. For fiscal 2002, 2003 and 2004 cash provided by operating activities was primarily attributable to net income after adjustment for non-cash charges relating to depreciation, amortization and the provision for doubtful accounts. Increases in customer deposits, accrued liabilities and deferred revenue, partially offset by increases in prepaid expenses and other current assets, also contributed to cash provided by operating activities in fiscal 2002 and fiscal 2003. Increases in deferred revenue, tax benefits from employee stock options, income tax payable and decreases in unbilled accounts receivable partially offset by increases in accounts receivable, prepaid expenses and decreases in accounts payable and accrued liabilities also contributed to cash provided by operating activities in fiscal 2004. We incurred non-cash charges related to write-offs of in-process research and development of $116,000 in fiscal 2002 and $557,000 in fiscal 2004.

During the past three years, we have aimed to improve the productivity of our accounts receivable. In determining average days sales outstanding and accounts receivable turnover, we use our gross annual invoicing and gross accounts receivable balances in each calculation as we believe this provides a more conservative and relevant measurement basis due to the significance of our deferred revenue. Our accounts receivable turnover decreased from 6.0 in fiscal 2002, to 5.5 for fiscal 2003 and to 4.5 in fiscal 2004. Our days sales outstanding increased from 59 at September 30, 2002, to 66 at September 30, 2003 and to 80 at September 30, 2004. We believe that the overall increase in sales for fiscal 2004 and the additional receivables acquired from Tamtron and MRS as compared to fiscal 2003 has impacted the calculation of accounts receivable turnover and days sales outstanding ratios. We continue our efforts to improve collections by increasing appropriate staffing levels, formalizing escalation procedures and improving internal communications. Revenue is only recognized when all of the criteria for revenue recognition have been met, which is upon acceptance and invoicing of the final balance of the fee unless the invoice has payment terms extending longer than 60 days. Any invoice that has payment terms longer than 60 days is considered to have extended payment terms and is not recognized as a receivable or revenue until it is due and payable.

Net cash used in investing activities was $1.2 million in fiscal 2002, $8.2 million in fiscal 2003 and $19.1 million in fiscal 2004. In fiscal 2002, cash used in investing activities was attributed to payments of $1.4 million and $500,000 relating to the acquisitions of Intellidata and MC², respectively, and payments of $1.2 million to acquire property and equipment, partially offset by net proceeds from sales and maturities of available-for-sale securities of $1.9 million. In fiscal 2003, cash used in investing activities was primarily due to $2.1 million in property and equipment expenditures for office expansions and to support the application service provider agreement with US Oncology and net purchases of available-for-sale securities of $6.2 million due to increased cash investment activity after our initial and secondary public offerings. In fiscal 2004, cash used in investing activities was primarily due to $2.5 million in property and equipment expenditures and $22.5 million for the acquisition of Tamtron and MRS partially offset by net maturities of available-for-sale securities of $5.9 million.

Net cash provided by financing activities was $115,000 in fiscal 2002, $29.2 million in fiscal 2003 and $1.6 million in fiscal 2004. Cash provided by financing activities in fiscal 2002 resulted from proceeds received from the issuance of common stock of $193,000, partially offset by lease payments of $57,000 and by the repurchase of common stock of $21,000. In November 2002, we completed our initial public offering and raised net proceeds of approximately $24.3 million and in May 2003, we completed a secondary public offering and raised net proceeds of approximately $3.2 million. Option exercise activity increased after the initial public offering, and we raised an additional $2.5 million through employee stock option exercises, including stock issued under the Employee Stock Purchase Plan, during fiscal 2003. Cash provided by operating activities for fiscal 2003 was partially offset by capital lease payments of $67,000. In fiscal 2004, cash provided by financing activities was primarily attributable to proceeds from the issuance of common shares of $1.8 million partially offset by capital lease payments of $195,000.

The following table describes our commitments to settle contractual obligations in cash not recorded on the balance sheet as of September 30, 2004 (in thousands). The telecommunications contracts with AT&T include wireless, frame-relay, voice/data and internet transport services.

Fiscal Year	Property Leases	Operating Leases	Telecommunications Contracts	Other Obligations	Total Future Obligations
Less than one year	$3,065	$50	$1,299	$200	$ 4,614
One to three years	3,811	44	2,130	100	6,085
	$6,876	$94	$3,429	$300	$10,699

We expect to increase capital expenditures consistent with our anticipated growth in infrastructure and personnel. We also may increase our capital expenditures as we expand our product lines or invest in new markets. We believe that the net proceeds from the common stock to be sold in the offering, together with available funds and cash generated from operations will be sufficient to meet our operating requirements, assuming no change in the operations of our business, for at least the next 18 months.

Foreign Currency Risks. To date, we have had minimal sales outside of the United States and, therefore, have only minimal exposure to foreign currency exchange risks. Purchases made from foreign vendors are primarily made in U.S. dollars and, therefore, we have only minimal exposure to foreign currency exchange risk. We do not hedge against foreign currency risks and believe that foreign currency exchange risk is immaterial.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN No. 46"), Consolidation of Variable Interest Entities, in January 2003, and a revised interpretation of FIN No. 46 ("FIN No. 46-R") in December 2003. FIN No. 46 requires certain variable interest entities ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN No. 46 were effective immediately for all arrangements entered into after January 31, 2003. We have not invested in any entities that we believe are VIEs for which we are the primary beneficiary. We are required to adopt the provisions of FIN No. 46-R on October 1, 2004 for arrangements entered into prior to February 1, 2003 and apply it to future arrangements. We do not expect the adoption of FIN No. 46-R to have an impact on our consolidated financial position, results of operations or cash flows.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and investments accounted for under the cost method or the equity method. The recognition and measurement guidance is applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15,

2004. In September 2004, the EITF delayed the requirement to record impairment losses under EITF 03-01 until new guidance is issued. The adoption of this consensus on the recognition and measurement guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2004, the FASB issued a proposed Statement, Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB 25 and would require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of earnings. The proposed Statement would require that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption, plus unvested awards at the date of adoption, be expensed over the applicable vesting period. The recommended effective date of the proposed Statement for public companies is for all quarters beginning after June 15, 2005. We are currently evaluating option valuation methodologies and assumptions in light of the evolving accounting standards related to employee stock options. Current estimates of option values using the Black-Scholes method may not be indicative of results from valuation methodologies ultimately adopted in the final rules.

Critical Accounting Policies

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by us.

Revenue Recognition

Statement of Position No. 97-2 generally requires that revenue earned on software arrangements involving multiple elements be allocated to each element based on vendor-specific objective evidence of fair value. For hardware transactions where no software is involved, we apply the provisions of Staff Accounting Bulletin 104 "Revenue Recognition." As discussed below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amounts and timing of our revenue for any period if our management made different judgments or utilized different estimates.

We recognize revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been accepted, the fee is fixed or determinable, and collection of the resulting receivable is probable. Acceptance generally occurs when the product has been installed, training has occurred and the product is in clinical use at the customer site. For distributor related transactions, acceptance occurs with delivery of software registration keys to the distributor's order fulfillment department. At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed or determinable and whether or not collection is probable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

The fee for multiple element arrangements is allocated to each element of the arrangement, such as maintenance and support services, based on the relative fair values of the elements. We determine the fair value of each element in multiple element arrangements based on vendor-specific objective evidence, or VSOE, for each element, which is based on the price charged when the same element is sold separately. If VSOE of the fair value of all undelivered elements exists but VSOE of the fair value does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If VSOE of the fair value does not exist for all undelivered elements, revenue is deferred until VSOE of fair value exists for all undelivered elements, the elements for which VSOE of fair value does not exist have been delivered or the elements for which VSOE of fair value does not exist (a) have been deleted from the contract or (b) there is competent evidence that allows for the reasonable judgment that it is remote that the customer will request delivery.

Fair values for the ongoing maintenance, which includes updates and support, are based upon a percentage of the current list price of the software. Fair value of services, such as training or consulting, are based upon separate sales by us of these services to other customers. We generally recognize revenue for maintenance services ratably over the contract term. Our training and consulting services are billed based on hourly rates, and we generally recognize revenue as these services are performed. The use of different estimates or assumptions could produce different results.

Allowance for Doubtful Accounts

Our estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, we evaluate specific accounts where we have information that the customer may have an inability to meet its financial obligations. In these cases, we use our judgment, based on the best available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on a percentage applied to license revenue. This percentage is based on historical collection and write-off experience. If circumstances change such as higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to the company, our estimates of the recoverability of amounts due us could be reduced by a material amount.

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If there is a material change in the enacted tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Goodwill, Intangible and Other Long-Lived Assets

In June 2001, FASB issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires the purchase method of accounting for all business combinations after June 30, 2001 and that certain acquired intangible assets in a business combination be recognized as assets separate from goodwill. We have applied SFAS No. 141 in our allocation of the purchase price of the Intellidata and Tamtron and MRS acquisitions. Accordingly, we have identified and allocated a value to goodwill and other intangibles based on our judgment. SFAS No. 142 requires that goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. We adopted SFAS No. 142 as of October 1, 2002. We evaluate goodwill for impairment on an annual basis in the first quarter of our fiscal year and on an interim basis if events or changes in circumstances between annual impairment tests indicate that the asset might be impaired. We will also evaluate other intangible assets for impairment when impairment indicators are identified. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates include forecasted revenues, which are inherently difficult to predict. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. Historically, intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Property, equipment, intangible and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue.

Risk Factors Affecting Financial Performance

This Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors both in and out of our control, including the risks faced by us described below and elsewhere in this Form 10-K.

You should carefully consider the risks described below. In addition, the risks described below are not the only ones facing us. We have only described the risks we consider to be the most material. However, there may be additional risks that are viewed by us as not material or are not presently known to us.

If any of the events described below were to occur, our business, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected. When we say below that something could or will have a material adverse effect on us, we mean that it could or will have one or more of these effects. In any such case, the price of our common stock could decline, and you could lose all or part of your investment in our company.

Risks Relating to Our Business

Our operating results may fluctuate significantly and may cause our stock price to decline.

We have experienced significant variations in revenues and operating results from quarter to quarter. Our quarterly operating results may continue to fluctuate due to a number of factors, including:

- the timing, size and complexity of our product sales and implementations, in each case exacerbated by the lengthy sales and implementation cycles and unpredictable buying patterns of our customers;
- our inability to recognize revenue from multiple element software contracts where certain elements have been delivered, installed and accepted but other elements remain undelivered;
- overall demand for healthcare information technology, particularly in the oncology market;
- the impact of Medicare reimbursement policies on oncology IT spending;
- seasonality of our quarterly operating results, which may be impacted by the degree to which our customers have allocated and spent their yearly budgets and slower systems implementation during the holiday seasons;
- market acceptance of services, products and product enhancements by us and our competitors;
- product and price competition;
- changes in our operating expenses;
- the timing and size of future acquisitions;
- personnel changes; and
- the financial condition of our current and potential customers.

Because a significant percentage of our expenses will be relatively fixed, changes in the timing of sales and implementations could cause significant variations in operating results from quarter to quarter. We believe that period to period comparisons of our historical results of operations are not necessarily meaningful. You should not rely on these comparisons as indicators of our future performance.

Due to the length of our sales cycle, we are required to spend substantial time and expense before we are able to recognize revenue.

The sales cycle for our systems ranges from nine to twenty four months or more from initial contact to contract execution, and we may require an additional three to nine months to complete implementation. During this period, we will expend substantial time, effort and financial resources preparing contract proposals, negotiating the contract and implementing our systems. As a result, we may not realize any revenues from some customers after expending considerable resources. Even if we do realize revenues from a project, delays in implementation may keep us from recognizing these revenues during the same period in which sales and implementation expenses were incurred. This could cause our operating results to fluctuate from quarter to quarter.

The majority of our sales have been into the radiation oncology market. If we are unable to expand outside the radiation oncology market or expand into international markets, our ability to grow will be limited.

Sales of our products into the radiation oncology market in the United States, including maintenance and services, represented approximately 67.0% of our net sales in the fiscal year ended September 30, 2004. Many of the largest radiation oncology facilities and practices in the United States have previously purchased our systems. In 2004, we have experienced softness in bookings in our core oncology point-of-care business. To sustain our growth, we must expand our radiation oncology sales outside the United States and increase our sales outside of the radiation oncology market. We have expanded our product offerings domestically to address medical oncology, hospital and central cancer registry data aggregation and reporting, and recently, laboratory information systems and pathology. However, we may not be successful selling our products in international radiation oncology markets, or marketing our products in new markets.

If we are unable to integrate our products successfully with existing information systems and oncology treatment devices, or we are restricted from access to new device interfaces, customers may choose not to use our products and services.

For healthcare facilities to fully benefit from our products, our systems must integrate with the customer's existing information systems and medical devices. This may require substantial cooperation, investment and coordination on the part of our customers. There is little uniformity in the systems and devices currently used by our customers, which complicates the integration process. If these systems are not successfully integrated, our customers could choose not to use, or to reduce their use of, our systems, which would harm our business.

Our ability to design systems that integrate applications, devices and information systems has been a key to our success in the radiation oncology market. Our competitors include manufacturers of radiation oncology equipment. The three major linear accelerator manufacturers have introduced "next generation" devices in 2004, which will have new operator front-ends and require new integration strategies. We have been in the process of developing our next generation of connectivity options and expect them to be ready for clinical use in early calendar 2005. If these manufacturers were to deny us access to new device interfaces, we would lose one of our key competitive advantages and our sales would be adversely impacted. In addition, we don't know whether our new products will be accepted in the marketplace or whether they will generate revenues and margins comparable to our current products.

Our ability to recognize income is dependent upon the terms of our customer agreements and any change in these terms could delay our ability to recognize revenue, which could reduce our operating income.

Our ability to recognize income is heavily influenced by the terms of our customer contracts. Many of our contracts involve multiple software elements, which may be installed over several years. Under Statement of Position 97-2, "Software Revenue Recognition", we may be unable to recognize revenue under these multiple element software contracts even when certain elements have been delivered, installed, accepted and paid for by our customer if other elements under the contract remain undelivered. In addition, changes in our contracting process due to customer demand could impact our ability to recognize revenue. For example, a customer may request that a contract for a new radiation oncology IT system also include a software module that connects with a third party hardware device still under development. In this situation, we may not be able to recognize the revenue relating to the oncology IT system once it has been installed and paid for by the customer until the third party hardware is later delivered. Similarly, if a contract requires that we provide the customer with our new MOSAIQ software when it is released, we may be required to defer recognition of revenue related to products previously delivered. As a result, our revenues may not reflect the underlying performance of business. This inability to recognize revenue under certain contracts may also cause our operating income to fluctuate significantly from quarter to quarter, which could impact our stock price.

We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do, and companies who bundle their software with hardware sales at little or no additional cost, which makes it harder for us to sell our systems.

We operate in a market that is intensely competitive. Our principal oncology competitor is Varian Medical Systems, Inc. We also face competition from providers of enterprise level healthcare information systems, practice management systems, general decision support and database systems and other segment-specific software applications. In addition, although we have cooperative strategic arrangements with Siemens Medical Systems, Inc., Elekta AB and other companies for the sale of some of our products, these companies also compete with us on the sale of some of our products. A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources than we do.

Our most significant competitors also manufacture radiation oncology devices and other equipment used by healthcare providers who may be our potential customers. These particular competitors pose a competitive risk for us because they market their software with their hardware products as a bundled solution at little or no additional cost, which could enhance their ability to meet a potential customer's needs. In recent quarters, this bundling practice has been intensified, placing us at a pricing disadvantage. As a result, to make a sale, we must convince potential customers that our products are sufficiently superior to the software offered by the medical device manufacturer to justify the additional costs of purchasing our products. In addition, our most significant radiation oncology competitor recently acquired a medical oncology software company, which may make it a more effective competitor. We also expect that competition will continue to increase, particularly if enterprise level healthcare software providers, such as Cerner Corporation and Eclipsys Corporation, choose to focus on the oncology market. As a result of increased competition, we may need to reduce the price of our products and services, and we may experience reduced gross margins or loss of market share, any one of which could significantly reduce our future revenues and operating results.

A decline in spending for healthcare information technology and services may result in less demand for our products and services, which could adversely affect our financial results.

The purchase of our products and services involves a significant financial commitment by our customers. The cost of our systems typically ranges from $75,000 to more than $500,000. At the same time, the healthcare industry faces significant financial pressures that could adversely affect overall spending on healthcare information technology and services. For example, the Balanced Budget Act of 1997 significantly reduced Medicare reimbursements to hospitals, leaving them less money to invest in infrastructure. To date in 2004, we estimate that reimbursements in the radiation oncology segment have decreased by approximately 10%. In 2005, some models suggest a net increase in reimbursement for radiation oncology services based on figures release from the Center for Medicare and Medicaid Services, or CMS. Drug reimbursement in the medical oncology segment is expected to decrease in 2005. CMS has estimated that reimbursement for medical oncologists may decrease 6% this year depending on utilization. Moreover, a general economic decline or further reductions in Medicare reimbursements to hospitals and private practices could cause providers to reduce or eliminate information technology-related spending. If spending for healthcare information technology and services declines or increases slower than we anticipate, demand for our products and services could decline, adversely affecting the prices we may charge.

Changing customer requirements could decrease the demand for our products, which could harm our business and adversely affect our revenues.

The market for our products and services is characterized by rapidly changing technologies, evolving industry standards and new product introductions and enhancements that may render existing products obsolete or less competitive. For example, the three major linear accelerator manufacturers have introduced "next generation" devices in 2004, which have new operator front-ends and require new integration strategies. As a result, our position in the healthcare information technology market could erode rapidly due to these changes in the features, functions or pricing of competing products. Our future success will depend in part on our ability to enhance our existing products and services and to develop and introduce new products and services to meet changing customer requirements. We have been in the process of developing our next generation of connectivity options and expect them to be ready for clinical use in early calendar 2005. We don't know; however, whether our new products will be accepted in the marketplace or whether they will generate revenues and margins comparable to our current products.

The process of developing products and services such as those we offer is complex and in the future is expected to become increasingly more complex and expensive as new technologies and new methods of treating cancer are introduced. If we are unable to enhance our existing products or develop new products to meet changing customer requirements, including the introduction of new cancer treatment methods with which our products are not currently compatible, demand for our products could suffer.

We face certain litigation risks that could harm our business.

In September 2004, we had several lawsuits filed against us asserting securities class actions. The results of complex legal proceedings, such as these, are difficult to predict. Moreover, some of the complaints filed against us do not specify the amount of damages that the plaintiffs seek, and we therefore are unable to estimate the possible range of damages that might be incurred should these lawsuits be resolved against us. While we are unable to estimate the potential damages arising from such lawsuits, certain of them assert types of claims that, if resolved against us, could give rise to substantial damages. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on our financial position, liquidity or results of operations. Even if these lawsuits are not resolved against us, the uncertainty and expense associated with unresolved lawsuits could seriously harm our business, financial condition and reputation. Litigation can be costly, time consuming and disruptive to normal business operations. The costs of defending these lawsuits could be quite significant, and certain costs, such as those below a deductible amount, are not covered by our insurance policies. The defense of these lawsuits could also result in continued diversion of our management's time and attention away from business operations, which could harm our business.

We may be subject to regulatory scrutiny and may sustain a loss of public confidence, if we are unable to satisfy regulatory requirements relating to internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal controls over financial reporting and have our auditor attest to such evaluation. This evaluation will be required in our Form 10-K for the fiscal year ended September 30, 2005. During the next year, we will be performing the system and process evaluation and testing (and any necessary remediation) required in an effort to comply with the management certification and auditor attestation requirements. As a result, we expect to incur additional expenses and diversion of management's time. While we currently anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities Exchange Commission or The Nasdaq Stock Market. Any such action could adversely affect our financial results and could cause our stock price to fall.

Changes in stock option accounting rules may adversely impact our reported operating results prepared in accordance with accounting principles generally accepted in the United States of America, our stock price and our competitiveness in the employee marketplace.

Technology companies like ours have a history of using broad based employee stock option programs to hire, incentivize and retain our workforce in a competitive marketplace. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") allows companies the choice of either using a fair value method of accounting for options, which would result in expense recognition for all options granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), with a pro forma disclosure of the impact on net income (loss) of using the fair value option expense recognition method. We have elected to apply APB 25, and, accordingly, we generally do not recognize any expense with respect to employee stock options as long as such options are granted at exercise prices equal to the fair value of our common stock on the date of grant.

In March 2004, the FASB issued a proposed Statement, "Share-Based Payment, an amendment of FASB Statements No. 123 and 95", which generally would require share-based payments to employees be accounted for using a fair-value-based method and recognized as expenses in our statements of operations. The effective date for the proposed standard is for quarterly periods beginning after June 15, 2005. This proposed statement is expected to be finalized, and would have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of our stock options rather than disclosing the impact on our consolidated result of operations within our footnotes. This will result in lower reported earnings per share which could negatively impact our future stock price. In addition, should the proposal be finalized, this could impact our ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

We depend on our relationships with distributors and oncology equipment manufacturers to market our products, and if these relationships are discontinued, or we are unable to develop new relationships, our revenues could decline.

To successfully market and sell our products both in the United States and in foreign markets, we have developed relationships with distributors and leading oncology equipment manufacturers, including Siemens Medical Systems, Inc and, more recently, Elekta AB. Sales to Siemens represented 8.9% of our net sales in fiscal 2004, 8.0% in fiscal 2003 and 13.5% in fiscal 2002. We rely on these collaborative relationships to augment our direct sales efforts and maintain market access to potential customers, particularly in Europe and Asia, and our business strategy includes entering into additional third-party relationships in the future. Some of these manufacturers and distributors also produce or distribute products that directly compete with our core products.

We may not be able to maintain or develop these relationships with distributors and oncology equipment manufacturers, and these relationships may not continue to be successful. If any of these relationships is terminated, not renewed or otherwise unsuccessful, or if we are unable to develop additional relationships, our sales could decline, and our ability to continue to grow our business could be adversely affected. This is particularly the case for our international sales, where we rely on our distributors' expertise regarding foreign regulatory matters and their access to actual and potential customers. In many cases, these parties have extensive relationships with our existing and potential customers and influence the decisions of these customers. In addition, if these relationships fail, we will have to devote additional resources to market our products than we would otherwise, and our efforts may not be as effective as those of the distributors and manufacturers with whom we have relationships. We are currently investing, and plan to continue to invest, significant resources to develop these relationships. Our operating results could be adversely affected if these efforts with distributors and manufacturers do not generate revenues necessary to offset these investments.

Recent changes to Medicare reimbursement policies could negatively affect oncologists, which could adversely affect their IT spending decisions and our growth prospects.

Sales of our IT systems to medical oncologists, who treat cancer through the infusion of chemotherapy agents, represent a small but growing portion of our current revenue and an opportunity for future growth. The Centers for Medicare and Medicaid Services, or CMS, which regulates payment rates for drugs and services reimbursed under Medicare Part B, including chemotherapy drugs and services, has indicated that it will reduce the charges reimbursed for chemotherapy agents in 2005. While there is not necessarily a direct correlation between provider revenue and IT spending, a significant decease in the Part B reimbursement could negatively influence an oncologist's willingness to invest in new systems. If these Medicare reforms result in reduced IT spending by oncologists, our growth opportunities could be adversely impacted.

We are subject to extensive federal, state and international regulations, which could cause us to incur significant costs.

Four of our medical device products, including two device connectivity products and two imaging products, are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, under the Federal Food, Drug and Cosmetic Act, or FDC Act, and by the Food and Drug Branch of the California Department of Health Services, or FDB, which is the California state agency that oversees compliance with FDA regulations. The FDA's regulations govern product design and development, product testing, product labeling, product storage, premarket clearance or approval, advertising and promotion, and sales and distribution. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

Numerous regulatory requirements apply to our medical device products, including the FDA's Quality System Regulations, which require that our manufacturing operations follow design, testing, process control, documentation and other quality assurance procedures during the manufacturing process. We are also subject to FDA regulations regarding labeling, adverse event reporting, and the FDA's prohibition against promoting products for unapproved or "off-label" uses.

We face the risk that a future inspection by the FDA or FDB could find that we are not in full regulatory compliance. Our failure to comply with any applicable FDA regulation could lead to warning letters, non-approvals, suspensions of existing approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. If we fail to take adequate corrective action in response to any FDA observation of noncompliance, we could face enforcement actions, including a shutdown of our manufacturing operations and a recall of our products, which would cause our product sales, operating results and business reputation to suffer.

To market and sell our products in countries outside the United States, we must obtain and maintain regulatory approvals and comply with the regulations of those countries. These regulations and the time required for regulatory review vary from country to country. Obtaining and maintaining foreign regulatory approvals is expensive and time consuming. We plan to apply for regulatory approvals in particular countries, but we may not receive the approvals in a timely way or at all in any foreign country in which we plan to market our products, and if we fail to receive such approvals, our ability to generate revenue will be harmed.

Our products could be subject to recalls even after receiving FDA approval or clearance. A recall would harm our reputation and adversely affect our operating results.

The FDA, FDB and similar governmental authorities in other countries in which we market and sell our products have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated recall, or a voluntary recall by us, could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. A recall could divert management's attention, cause us to incur significant expenses, harm our reputation with customers and negatively affect our future sales.

Regulation of additional products of ours not currently subject to regulation as medical devices by the FDA could increase our costs, delay the introduction of new products and adversely affect our revenue growth.

The FDA has increasingly regulated computer products and computer-assisted products as medical devices under the FDC Act. If the FDA chooses to regulate any more of our products as medical devices, we would likely be required to take the following actions:

- seek FDA clearance by demonstrating that our product is substantially equivalent to a device already legally marketed, or obtain FDA approval by establishing the safety and effectiveness of our product;
- comply with rigorous regulations governing pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and
- comply with the FDC Act's general controls, including establishment registration, device listing, compliance with good manufacturing practices and reporting of specified device malfunctions and other adverse device events.

We may not be able to convince the FDA to grant approval to a request for market clearance. If any of our products fails to comply with FDA requirements, we could face FDA refusal to grant pre-market clearance or approval of products, withdrawal of existing FDA clearances and approvals, fines, injunctions or civil penalties, recalls or product corrections, production suspensions and criminal prosecution. FDA regulation of additional products could increase our operating costs, delay or prevent the marketing of new or existing products and adversely affect our revenue growth.

New and potential federal regulations relating to patient confidentiality could require us to redesign our products.

State, federal and foreign laws regulate the privacy and security of individually identifiable health information. Although compliance with these laws and regulations is presently the principal responsibility of the hospital, physician or other healthcare provider, we must ensure that our products and business operations support these requirements by providing adequate privacy and security protection to associated patient health information. Regulations governing electronic health data transmission, privacy and security are evolving rapidly and are often unclear and difficult to apply.

Of particular importance is the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Under HIPAA, the Secretary of Health and Human Services, or HHS, has adopted national data interchange standards for some types of electronic transactions and the data elements used in those transactions; adopted security standards to protect the confidentiality, integrity and availability of patient health information; and adopted privacy standards to prevent inappropriate access, use and disclosure of patient health information. In December 2000, HHS published the final privacy regulations, which took effect in April 2003. These regulations restrict the use and disclosure of individually identifiable health information without the prior informed consent of the patient. In February 2003, HHS published the final security regulations, which will take effect in April 2005. These regulations mandate that healthcare facilities implement operational, physical and technical security measures to reasonably prevent accidental, negligent or intentional inappropriate access or disclosure of patient health information. We have made changes to our products and business operations to support these regulatory requirements. We feel that our currently available products and operations fully support our customers' requirements to comply with the above regulations. However, HHS enforcement efforts may find that our operations and product offerings are insufficient to support our customers' regulatory requirements. A customer's failure to meet any applicable HIPAA regulation could lead to fines, injunctions or criminal prosecution of the customer, which would cause our product sales and business reputation to suffer. Initial enforcement efforts and regulatory changes could also force us to redesign our products or further change our operations. We may incur significant product development costs to modify or redesign our products to address evolving data security and privacy requirements.

We cannot predict the potential impact of any rules that have not yet been proposed or any forthcoming changes to the newly enacted rules. In addition, other foreign, federal and/or state privacy and security legislation may be enacted at any time.

If our products fail to provide accurate and timely information to our customers in their treatment of patients, our customers may be able to assert claims against us that could result in substantial costs to us, harm our reputation in the industry and cause demand for our products to decline.

We provide products that assist clinical decision-making and relate to patient medical histories and treatment plans. If these products fail to provide accurate and timely information, customers may be able to assert liability claims against us. Any potential liability claims, regardless of their outcome, could result in substantial costs to us, divert management's attention from operations and decrease market acceptance of our products. We attempt to limit by contract our liability for damages arising from negligence, errors or mistakes. Despite this precaution, the limitations of liability set forth in our contracts may not be enforceable or may not otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions. However, this coverage may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims against us. In addition, the insurer might refuse coverage as to any future claim.

Highly complex software products such as ours often contain undetected errors or failures when first introduced or as updates and new versions are released. It is particularly challenging for us to test our products because it is difficult to simulate the wide variety of computing environments in which our customers may deploy them. Despite extensive testing, from time to time we have discovered defects or errors in our products. Defects, errors or difficulties could cause delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or decrease market acceptance or customer satisfaction with our products. In addition, despite testing by us and by current and potential customers, errors may be found after commencement of commercial shipments, which may result in loss of or delay in market acceptance of our products.

We completed a major acquisition in December 2003. If we undertake additional acquisitions, they may be disruptive to our business and could have an adverse effect on our future operations and cause the market price of our common stock to decline.

An element of our business strategy has been expansion through acquisitions. Since 1997, we have completed seven acquisitions of businesses or product lines, including the acquisition of certain assets and certain liabilities of Tamtron Corporation and Medical Registry Services, Inc., the pathology information management and cancer registry information system businesses of IMPATH Inc., for total cash consideration, including acquisition costs, of $22.5 million. As a result of these acquisitions, we face the following risks:

- integrating the existing management, sales force, engineers and other personnel into one existing culture and business;
- developing and implementing an integrated business strategy from what had been previously independent companies; and
- developing compatible or complementary products and technologies from previously independent operations.

If we pursue any future acquisitions, we will also face additional risks, including the following:

- the diversion of our management's attention and the expense of identifying and pursuing suitable acquisition candidates, whether or not consummated;
- the anticipated benefits from any acquisition may not be achieved;
- the integration of acquired businesses requires substantial attention from management;

- the diversion of the attention of management and any difficulties encountered in the transition process could hurt our business;
- in future acquisitions, we could issue additional shares of our capital stock, incur additional indebtedness or pay consideration in excess of book value, which could have a dilutive effect on future net income, if any, per share; and
- the potential negative effect on our financial statements from the increase in goodwill and other intangibles, the write-off of research and development costs and the high cost and expenses of completing acquisitions.

Interruptions in our power supply or telecommunications capabilities or the occurrence of an earthquake or other natural disaster could disrupt our operations and cause us to lose revenues or incur additional expenses.

Our primary facilities are located in California near known earthquake fault zones and are vulnerable to significant damage from earthquakes. We are also vulnerable to damage from other types of disasters, including tornadoes, fires, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be seriously impaired or destroyed. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

We currently do not have backup generators to be used as alternative sources of power in the event of a loss of power to our facilities. During any power outage, we would be temporarily unable to continue operations at our facilities. This would have adverse consequences for our customers who depend on us for system support and outsourcing services. Any such interruption in operations at our facilities could damage our reputation and harm our ability to obtain and retain customers, which could result in lost revenue and increased operating costs.

We have customers for whom we store and maintain critical patient and administrative data on computer servers in our application service provider, or ASP, data center. Those customers access this data remotely through telecommunications lines. If our back-up power generators fail during any power outage or if our telecommunications lines are severed or impaired for any reason, those customers would be unable to access their critical data causing an interruption in their operations. In such event our remote access customers and their patients could seek to hold us responsible for any losses. We may also potentially lose those customers and our reputation could be harmed.

If we fail to attract, motivate and retain highly qualified technical, marketing, sales and management personnel, our ability to operate our business could be impaired.

Our success depends, in significant part, upon the continued services of our key technical, marketing, sales and management personnel and on our ability to continue to attract, motivate and retain highly qualified employees. Competition for these employees is intense. In addition, the process of recruiting personnel with the combination of skills and attributes required to operate our business can be difficult, time-consuming and expensive. The success of our business depends to a considerable degree on our senior management team. The loss of any member of that team, particularly Joseph Jachinowski, James Hoey or David Auerbach, our founders, could hurt our business.

We depend on licenses from third parties for rights to the technology used in several of our products. If we are unable to continue these relationships and maintain our rights to this technology, our business could suffer.

We depend upon licenses for some of the technology used in our products from a number of third-party vendors, including Pervasive Software Inc., Medicomp Systems, Inc., First DataBank, Inc., Crystal Decisions, Inc. and SoftVelocity, Inc. If we were unable to continue using the technology made available to us under these licenses on commercially reasonable terms or at all, we may have to discontinue, delay or reduce product shipments until we obtain equivalent replacement technology, which could hurt our business. In addition, if our vendors choose to discontinue support of the licensed technology in the future, we may not be able to modify or adapt our own products.

If we fail to protect our intellectual property, our business could be harmed.

We are dependent upon our proprietary information and technology. Our means of protecting our proprietary rights may not be adequate to prevent misappropriation. The laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States. Also, despite the steps we have taken to protect our proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products, reverse engineer our products or otherwise obtain and use information that we regard as proprietary. In some limited instances, customers can access source-code versions of our software, subject to contractual limitations on the permitted use of the source code. Although our license agreements with these customers attempt to prevent misuse of the source code, the possession of our source code by third parties increases the ease and likelihood of potential misappropriation of such software. Furthermore, others could independently develop technologies similar or superior to our technology or design around our proprietary rights. In addition, infringement or invalidity claims or claims for indemnification resulting from infringement claims could be asserted or prosecuted against us. Regardless of the validity of any claims, defending against these claims could result in significant costs and diversion of our resources. The assertion of infringement claims could also result in injunctions preventing us from distributing products. If any claims or actions are asserted against us, we might be required to obtain a license to the disputed intellectual property rights, which might not be available on reasonable terms or at all.

Our international sales, marketing and service activities expose us to uncertainties that could limit our growth and adversely affect our operating results.

In addition to our domestic operations, we currently conduct sales, marketing and service activities in other countries in North America, Europe and the Asia Pacific. Our international operations pose risks that include:

- potential adverse tax consequences;
- foreign currency fluctuations;
- potentially higher operating expenses, resulting from the establishment of international offices, the hiring of additional personnel and the localization and marketing of products for particular countries;
- the impact of smaller healthcare budgets in some international markets, which could result in greater pricing pressure and reduced gross margins;
- uncertainties relating to product feature requirements in foreign markets;
- order deposits at lower levels than historically achieved with U.S. orders;
- unproven performance of new distributors;
- greater difficulty in collecting accounts receivable;
- the difficulty of building and managing an organization with geographically dispersed operations;
- burdens and uncertainties related to foreign laws; and
- lengthy sales cycles typical in overseas markets.

If we are unable to meet and overcome these challenges, our international operations may not be successful, which would limit the growth of our business.

Risks Related to Our Common Stock

Our common stock has been publicly traded since only November 2002, and the price of our common stock has fluctuated substantially.

Our common stock has been traded on a public market for approximately twenty-four months. Since our initial public offering in November 2002, the closing sales price of our common stock has ranged from a low of $11.64 to a high of $27.88. A number of factors will continue to influence the market price for the common stock following this offering, including:

- volume and timing of orders for our products;
- quarterly variations in our or our competitors' results of operations;
- changes in the availability of third-party reimbursement in the United States or other countries;
- the announcement and introduction of new products or product enhancements by us or our competitors;
- our ability to develop, obtain regulatory clearance for, and market new and enhanced products;
- changes in governmental regulations or in the status of our regulatory approvals or applications;
- product liability claims or other litigation;
- changes in earnings estimates or recommendations by securities analysts; and
- general market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors.

If the trading market for our stock does not continue to develop, securities analysts may not initiate or maintain research coverage of our company and our shares, and this could further depress the market for our shares.

Our executive officers and directors own a significant percentage of our stock, and as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

As of December 10, 2004, our executive officers and directors, and persons and entities affiliated with directors, beneficially own approximately 33.3% of our common stock. These stockholders, acting together, will have the ability to significantly influence all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. A significant concentration of share ownership can adversely affect the trading price for our common stock because investors often discount the value of stock in companies that have controlling stockholders. Furthermore, the concentration of ownership in our company could delay, defer or prevent a merger or consolidation, takeover or other business combination that could be favorable to you.

Anti-takeover provisions in our charter documents and Delaware law could prevent a potential acquirer from buying our stock.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company, including provisions that:

- authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;
- prohibit stockholder actions by written consent; and
- provide for a classified board of directors.

In addition, we are governed by the provisions of Section 203 of Delaware General Corporation Law. These provisions may prohibit stockholders owning 15% or more of our outstanding voting stock from merging or combining with us. These and other provisions in our certificate of incorporation and bylaws, and under Delaware law, could discourage potential acquisition proposals, delay or prevent a change in control or management or reduce the price that investors might be willing to pay for shares of our common stock in the future.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The following discusses our exposure to market risk related to changes in interest rates and foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

We have been exposed to interest rate risk as it applies to our limited use of debt instruments and interest earned on holdings of long and short-term marketable securities. Interest rates that may affect these items in the future will depend on market conditions and may differ from the rates we have experienced in the past. A 10% change in interest rates would not be material to our results of operations. We reduce the sensitivity of our results of operations to these risks by maintaining an investment portfolio, which is primarily comprised of highly rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes.

We have operated mainly in the United States and greater than 95% of our sales were made in U.S. dollars in each of the last three fiscal years. Accordingly, we have not had any material exposure to foreign currency rate fluctuations. Currently, all of our international distributors denominate all transactions in U.S. dollars. However, as we sell to customers in the United Kingdom and Europe through our UK subsidiary a majority of those sales may be denominated in euros or pounds sterling. The functional currency of our UK subsidiary is pounds sterling. Thus, exchange rate fluctuations between the euro and pounds sterling will be recognized in the statements of operations as these foreign denominated sales are remeasured by our UK subsidiary. As exchange rate fluctuations occur between pounds sterling and the U.S. dollar, these fluctuations will be recorded as cumulative translation adjustments within stockholders' equity as a component of accumulated other comprehensive income (loss) as our UK subsidiary is translated into U.S. dollars for consolidation purposes.

Item 8. Consolidated Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
IMPAC Medical Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of IMPAC Medical Systems, Inc. and its subsidiaries (the "Company") as of September 30, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in Item 15(a)(2). The consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IMPAC Medical Systems, Inc. and its subsidiaries as of September 30, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BURR, PILGER & MAYER LLP

Palo Alto, California
December 6, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
IMPAC Medical Systems, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of IMPAC Medical Systems, Inc. and its subsidiaries (the "Company") at September 30, 2003, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 3 to the accompanying consolidated financial statements, effective October 1, 2002 the Company changed its method for accounting for goodwill and intangible assets.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
October 13, 2004

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30, 2003	September 30, 2004
Assets		
Current assets:		
Cash and cash equivalents	$57,979	$ 54,605
Available-for-sale securities	7,052	115
Accounts receivable, net of allowance for doubtful accounts of $355 in 2003 and $487 in 2004	12,100	16,850
Unbilled accounts receivable	—	696
Inventories	66	115
Deferred income taxes, net	6,400	7,630
Income tax refund receivable	339	—
Prepaid expenses and other current assets	4,691	4,879
Total current assets	88,627	84,890
Available-for-sale securities	2,719	3,574
Property and equipment, net	3,573	4,367
Deferred income taxes	883	1,247
Goodwill	1,227	15,509
Other intangible assets, net	918	7,692
Other assets	459	481
Total assets	$98,406	$117,760
Liabilities, Common Stock Subject to Rescission Rights and Stockholders' Equity		
Current liabilities:		
Customer deposits	$10,864	$ 10,655
Accounts payable	400	334
Accrued liabilities	5,222	4,128
Income taxes payable	2,353	3,082
Deferred revenue	27,552	41,023
Capital lease obligations, current portion	74	—
Total current liabilities	46,465	59,222
Customer deposits	232	302
Deferred revenue	—	74
Capital lease obligations, less current portion	41	—
Total liabilities	46,738	59,598
Commitments and Contingencies (Note 4)		
Common stock subject to rescission rights:		
Issued and outstanding: 6,500 shares in 2003 and none in 2004	98	—
Stockholders' equity:		
Preferred stock, par value: $0.001 per share		
Authorized: 5,000,000 shares in 2003 and 2004		
Issued and outstanding: none in 2003 and 2004	—	—
Common stock, par value: $0.001 per share		
Authorized: 60,000,000 shares in 2003 and 2004		
Issued and outstanding: 9,719,749 shares in 2003 and 9,929,988 shares in 2004	10	10
Additional paid-in capital	47,792	50,431
Accumulated other comprehensive loss	(16)	(19)
Retained earnings	3,784	7,740
Total stockholders' equity	51,570	58,162
Total liabilities, common stock subject to rescission rights and stockholders' equity	$98,406	$117,760

The accompanying notes are an integral part of these consolidated financial statements.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended September 30,		
	2002	2003	2004
Net sales:			
Software license and other, net	$25,252	$35,819	$39,696
Maintenance and services	14,532	20,589	29,465
Total net sales	39,784	56,408	69,161
Cost of sales:			
Software license and other, net	7,641	10,341	14,646
Maintenance and services	4,543	7,349	9,862
Amortization of purchased technology	187	226	1,216
Total cost of sales	12,371	17,916	25,724
Gross profit	27,413	38,492	43,437
Operating expenses:			
Research and development	7,841	9,898	11,963
Sales and marketing	12,231	14,344	17,826
General and administrative	4,017	5,348	7,085
Write-off of purchased in-process research and development	116	—	557
Amortization of goodwill and other intangible assets	375	119	648
Total operating expenses	24,580	29,709	38,079
Operating income	2,833	8,783	5,358
Interest expense	(28)	(35)	(4)
Interest and other income	417	572	510
Income before provision for income taxes	3,222	9,320	5,864
Provision for income taxes	(945)	(3,208)	(1,908)
Net income	2,277	6,112	3,956
Accretion of redeemable convertible preferred stock	(8,550)	(2,229)	—
Net income (loss) available to common stockholders	$ (6,273)	$ 3,883	$ 3,956
Net income (loss) per common share:			
Basic	$ (1.04)	$ 0.43	$ 0.40
Diluted	$ (1.04)	$ 0.40	$ 0.39
Weighted-average shares used in computing net income (loss) per common share:			
Basic	6,042	9,010	9,863
Diluted	6,042	9,741	10,269

The accompanying notes are an integral part of these consolidated financial statements.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended September 30, 2002, 2003 and 2004
(in thousands except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
Balances, October 1, 2001	6,020,433	$ 6	$ 904	$ 43	$ 6,192	$ 7,145
Issuance of common stock through exercise of options	55,431	—	194	—	—	194
Repurchase of common stock	(3,000)	—	(4)	—	(18)	(22)
Stock-based compensation	—	—	50	—	—	50
Changes in unrealized gain (loss) on available-for-sale securities	—	—	—	(44)	—	(44)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	(8,550)	(8,550)
Net income	—	—	—	—	2,277	2,277
Balances, September 30, 2002	6,072,864	6	1,144	(1)	(99)	1,050
Issuance of common stock through exercise of options and ESPP (including tax benefit of $787)	339,995	1	2,483	—	—	2,484
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	(2,229)	(2,229)
Conversion of redeemable convertible preferred stock into common stock upon initial public offering	1,238,390	1	16,717	—	—	16,718
Issuance of common stock in connection with initial public offering, net of issuance costs of $1,816	1,875,000	2	24,339	—	—	24,341
Reclassification of common stock into common stock subject to rescission rights	(6,500)	—	(98)	—	—	(98)
Issuance of common stock in connection with secondary offering, net of issuance costs of $384	200,000	—	3,207	—	—	3,207
Changes in unrealized gain (loss) on available-for-sale securities	—	—	—	30	—	30
Foreign currency translation	—	—	—	(45)	—	(45)
Net income	—	—	—	—	6,112	6,112
Balances, September 30, 2003	9,719,749	10	47,792	(16)	3,784	51,570
Issuance of common stock through exercise of options and ESPP (including tax benefit of $759), net	203,739	—	2,541	—	—	2,541
Reclassification of common stock subject to rescission rights into common stock	6,500	—	98			98
Changes in unrealized gain (loss) on available-for-sale securities	—	—	—	(44)	—	(44)
Foreign currency translation	—	—	—	41	—	41
Net income	—	—	—	—	3,956	3,956
Balances, September 30, 2004	9,929,988	$ 10	$50,431	$ (19)	$ 7,740	$58,162

The accompanying notes are an integral part of these consolidated financial statements.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended September 30,		
	2002	2003	2004
Cash flows from operating activities:			
Net income	$ 2,277	$ 6,112	$ 3,956
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	1,313	1,702	2,028
Amortization of goodwill and other intangible assets	562	345	1,864
Accretion of available-for-sale securities	—	—	118
Write-off of purchased in-process research and development	116	—	557
Provision for doubtful accounts	151	150	132
Deferred income taxes	(1,985)	(2,082)	(1,614)
Loss on disposal of property and equipment	—	83	10
Gain on sale of investment	(8)	—	—
Stock-based compensation	50	—	—
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(1,288)	(4,189)	(3,421)
Unbilled accounts receivable	—	—	330
Inventories	(51)	20	(49)
Prepaid expenses and other current assets	(2,080)	(188)	(172)
Other assets	(3)	(114)	15
Customer deposits	2,866	1,205	(140)
Accounts payable	(200)	(472)	(531)
Accrued liabilities	1,152	1,979	(629)
Income tax payable/refund receivable	1,503	750	1,068
Tax benefits from employee stock options	—	787	759
Deferred revenue	7,726	7,516	9,833
Net cash provided by operating activities	12,101	13,604	14,114
Cash flows from investing activities:			
Acquisition of property and equipment	(1,249)	(2,142)	(2,517)
Proceeds from disposal of property and equipment	—	163	—
Payments for MC2 acquisition, net of cash acquired of $2	(500)	—	—
Payments for Intellidata acquisition, net of cash acquired of $7	(1,422)	—	—
Payments for Tamtron/MRS acquisition	—	—	(22,516)
Proceeds from sale of investment	44	—	—
Purchases of available-for-sale securities	(11,463)	(84,015)	(1,076)
Proceeds from sales of available-for-sale securities	10,415	71,617	6,895
Proceeds from maturities of available-for-sale securities	2,933	6,198	100
Net cash used in investing activities	(1,242)	(8,179)	(19,114)
Cash flows from financing activities:			
Principal payments on capital leases	(57)	(67)	(195)
Proceeds from the issuance of common stock, net	193	29,245	1,782
Repurchase of common stock	(21)	—	—
Net cash provided by financing activities	115	29,178	1,587
Net increase (decrease) in cash and cash equivalents	10,974	34,603	(3,413)
Effect of exchange rates on cash	2	(56)	39
Cash and cash equivalents at beginning of year	12,456	23,432	57,979
Cash and cash equivalents at end of year	$ 23,432	$ 57,979	$ 54,605
Supplemental non-cash activities:			
Accretion to redemption value of redeemable convertible preferred stock	$ 8,550	$ 2,229	$ —
Conversion of redeemable convertible preferred stock into common stock	$ —	$ 16,718	$ —
Cash paid during the period for:			
Income taxes	$ 1,420	$ 4,564	$ 2,054
Interest	$ 28	$ 34	$ 4

The accompanying notes are an integral part of these consolidated financial statements.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Formation and Business of the Company:

IMPAC Medical Systems, Inc. and subsidiaries (the "Company"), a Delaware corporation, is a leading provider of information technology solutions for cancer care. The Company's products provide integrated clinical and administrative solutions to manage complexities of cancer care, from detection and diagnosis through treatment and follow-up. In addition, a portion of the same products are indirectly distributed through a licensing arrangement with a large equipment manufacturer. Revenues are derived from the licensing of the Company's software products, related software support agreements, training programs and sales of third party hardware and software.

Reincorporation

On October 29, 2002, the Company's Board of Directors and stockholders approved the reincorporation of the Company in the state of Delaware, which became effective on November 13, 2002. The accompanying consolidated financial statements have been retroactively restated to give effect to the reincorporation.

Public offerings

On November 20, 2002, the Company completed an initial public offering in which it sold 1,875,000 shares of common stock at $15.00 per share for net cash proceeds of approximately $24,300,000, net of underwriting discounts, commissions and other offering costs. Upon the closing of the offering, all of the Company's outstanding shares of redeemable convertible preferred stock automatically converted into 1,238,390 shares of common stock. In addition to the shares sold by the Company, an additional 312,500 shares were sold by selling stockholders on the date of the offering and 328,125 shares were sold by selling stockholders in the exercise of the underwriters over-allotment option during December 2002. The Company did not receive any proceeds from the sale of shares by the selling stockholders or the exercise of the over-allotment option.

On May 12, 2003, the Company completed a secondary offering in which it sold 200,000 shares of common stock at $19.00 per share for net cash proceeds of approximately $3,200,000, net of underwriting discounts, commissions and other offering costs. In addition to the shares sold by the Company, 2,178,223 shares were sold by selling stockholders on the date of the offering and 356,733 shares were sold by selling stockholders in the exercise of the underwriters' over-allotment option during May 2003. The Company did not receive any proceeds from the sale of shares by the selling stockholders or from the exercise of the over-allotment option.

Note 2—Summary of Significant Accounting Policies:

Basis of consolidation and foreign currency translation

The Company's consolidated financial statements for the years ended September 30, 2002, 2003 and 2004 include IMPAC Global Systems, Inc., a wholly owned subsidiary incorporated in the state of Delaware in October 2001 and IMPAC Medical Systems Limited (formally IMPAC Global Systems UK Limited), a wholly owned subsidiary incorporated in the United Kingdom in January 2002. The Company's consolidated financial statements for the year ended September 30, 2004 also includes IMPAC Medical Systems Pty Limited, a wholly owned subsidiary incorporated in Australia in January 2004. All intercompany balances and transactions have been eliminated.

The Company's international subsidiaries use the local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenue and expense accounts at average exchange rates during the period. Resulting translation adjustments are recorded directly to accumulated other comprehensive income (loss).

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities and other liabilities, approximate fair value due to their short maturities. The estimated fair value for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

Cash and cash equivalents

Cash equivalents comprise highly liquid investments purchased with original maturities of three months or less. The majority of the Company's cash and cash equivalents are invested in deposits with two major banks in the United States of America and one major bank in the United Kingdom. The Company has not experienced any losses on its deposits.

Available-for-sale securities

The Company has classified its marketable securities as "available-for-sale." Such marketable securities are recorded at fair market value with unrealized gains and losses on such securities reported as a separate component of stockholders' equity. Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification cost method.

Accounts receivable / Allowance for doubtful accounts

Accounts receivable are stated at net realizable value. The allowance for doubtful accounts is calculated based on a percentage of license revenue and considering accounts specifically identified as doubtful. Accounts receivable that the Company specifically estimates to be doubtful, based upon the age of the receivable, the results of collection efforts or other circumstances are reserved for in the allowance for doubtful accounts until they are collected or written-off. Uncollectible receivables are recorded as bad debt expense when all efforts to collect them have been exhausted and recoveries are recognized when they are received. Historically, uncollectible accounts have been insignificant and within the Company's expectations.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. As of September 30, 2003 and 2004, inventories are entirely comprised of finished goods.

Depreciation and amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Amortization of leasehold improvements and equipment held under capital leases are provided on a straight-line basis over the life of the related asset or, if shorter, the lease term. Upon sale or retirement of assets the costs and related accumulated depreciation or amortization are removed from the balance sheet, and the resulting gain or loss is reflected in operations. Repair and maintenance costs are charged to expense as incurred.

Goodwill and other intangible assets

Goodwill and other intangible assets, including customer lists and acquired workforce, are stated at cost and were amortized on a straight-line basis over their estimated useful lives of generally two to five years. Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other Intangible Assets." In accordance with SFAS No. 142, the Company has ceased amortizing goodwill and instead performs an assessment for impairment at least annually, during the first quarter of the fiscal year, by applying a fair-value-based test.

The Company has also reclassified the unamortized balance of acquired workforce to goodwill. Accordingly, no goodwill or acquired workforce amortization was recognized during the years ended September 30, 2003 and 2004. The provisions of SFAS No. 142 also required the completion of a transitional impairment test within 12 months of adoption, with any impairment treated as a cumulative effect of change in accounting principle. During the first quarter of 2003, the Company completed the transitional impairment test, which did not result in impairment of recorded goodwill.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

Redeemable convertible preferred stock

Upon the closing of the Company's initial public offering in November 2002, all outstanding shares of redeemable convertible preferred stock automatically converted into common stock. Prior to the initial public offering, the carrying value of redeemable convertible preferred stock was increased by periodic accretions, using the effective interest method, so that the carrying amount would equal the redemption value at the redemption date. These increases were effected through charges against retained earnings (accumulated deficit).

Comprehensive income (loss)

Comprehensive income (loss) generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. The Company's unrealized gains and losses on its available-for-sale securities and the foreign currency translation represent the only components of comprehensive income (loss) excluded from the reported net income. As these components are not significant, individually or in aggregate, no separate statement of comprehensive income (loss) has been presented.

Revenue recognition

The Company's revenue is derived primarily from two sources: (i) software license revenue, from sales to distributors and end users, and (ii) maintenance and services revenue from providing software support, education and consulting services to end users. The Company typically requires deposits upon the receipt of a signed purchase and license agreement, which are classified as customer deposit liabilities on the Company's consolidated balance sheet.

The Company accounts for sales of software and maintenance revenue under the provisions of Statement of Position 97-2, ("SOP 97-2"), "Software Revenue Recognition," as amended. SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence ("VSOE") of the fair value of the delivered and/or undelivered elements. For hardware transactions where no software is involved, the Company applies the provisions of Staff Accounting Bulletin 104 "Revenue Recognition." Hardware transactions represented 3.5% of the Company's total net sales in fiscal 2002, 3.7% in fiscal 2003 and 3.7% in fiscal 2004.

The Company recognizes revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been accepted, the fee is fixed or determinable, and collection of the resulting receivable is probable. Acceptance generally occurs after the product has been installed, training has occurred and the product is in clinical use at the customer site. For distributor related transactions, acceptance occurs with delivery of software registration keys to the distributor's order fulfillment department.

The fee for multiple element arrangements is allocated to each element of the arrangement, such as maintenance and support services, based on the relative fair values of the elements. The Company determines the fair value of each element in multiple element arrangements based on VSOE for each element, which is based on the price charged when the same element is sold separately. If VSOE of the fair value of all undelivered elements exists but VSOE of the fair value does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If VSOE of the fair value does not exist for all undelivered elements, revenue is deferred until VSOE of fair value exists for all undelivered elements, the elements for which VSOE of fair value does not exist have been delivered or the elements for which VSOE of fair value does not exist (a) have been deleted from the contract or (b) there is competent evidence that allows for the reasonable judgment that it is remote that the customer will request delivery.

The first year of maintenance and support, which includes updates and support, for the Company's software products is included in the purchase price. Upon revenue recognition, the Company defers 12% of the list price, which is the renewal rate, and recognizes that portion over the remaining term of the included maintenance and support period. Fair value of services, such as training or consulting, are based upon separate sales by the Company of these services to other customers. Payments received for maintenance and services are deferred and recognized as revenue ratably over the service term. Training and consulting services are billed based on hourly rates, and are generally recognized as revenue as these services are performed. Amounts deferred for installed and accepted software products under multiple element arrangements where VSOE of the fair value for all undelivered elements does not exist, maintenance services and term software license agreements comprise the main components of deferred revenue.

For direct software sales licensed on a term basis, the initial term lasts from three to five years with annual renewals after the initial term. The customer pays a deposit typically equal to the initial annual fee upon signing the license agreement, and the Company invoices the customer for subsequent annual fees 60 days before the anniversary date of the signed agreement. The Company recognizes revenue for the annual fees under these term license agreements ratably over the applicable twelve-month period. The annual fee includes maintenance and support.

The Company recognizes revenue from third-party products and related configuration and installation services sold with the Company's licensed software upon acceptance by the customer. The Company recognizes revenue from third-party products sold separately from its licensed software upon delivery.

In December 2003, the Company added a pathology information management system to its suite of product offerings with the acquisition of certain assets of Tamtron Corporation from IMPATH Inc. (see Note 8). Pathology information management systems involve significant implementation and customization efforts essential to the functionality of the related products. Accordingly, the Company recognizes the license and professional consulting services generated through the sale of pathology management information systems using the percentage-of-completion method using labor hours incurred as prescribed by SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Product-Type Contracts." The progress toward completion is measured based on labor hours incurred as compared to total estimated hours to complete. The Company accounts for a change in estimate in the period the change was identified. Provisions for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated.

During the year ended September 30, 2002, the Company entered into an application service provider agreement whereby the Company provides all software, equipment and support during the term of the agreement. Revenues are recognized ratably over the term of the agreement, generally 60 months. Under the terms of these agreements, the customers must pay for the final two months of the term up front. These deposits are classified as long term customer deposit liabilities on the Company's consolidated balance sheet.

Research and development costs

Research and development costs are expensed as incurred. Pursuant to SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," development costs related to software products are expensed as incurred until "technological feasibility" of the product has been established. No software development costs have been capitalized because costs incurred subsequent to establishment of technological feasibility have not been significant.

Advertising costs

Advertising costs, included in sales and marketing expenses, are expensed as incurred. Advertising costs for the years ended September 30, 2002, 2003 and 2004 were $267,000, $351,000 and $542,000, respectively.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when the Company determines it is more likely than not that the deferred tax assets will not be realized.

Accounting for stock-based compensation

The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," in accounting for its employee stock options, and presents disclosure of pro forma information required under SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" ("SFAS No. 148").

Had compensation costs been determined based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net income (loss) available to common stockholders and pro forma net income (loss) per common share, basic and diluted, would have been as follows (in thousands, except per share data):

	Years Ended September 30,		
	2002	2003	2004
Net income (loss) available to common stockholders:			
As reported	$(6,273)	$3,883	$ 3,956
Add stock-based compensation included in reported net loss available to common stockholders	50	—	—
Less stock-based compensation cost under a fair value method	(218)	(716)	(1,119)
Pro forma net income (loss) available to common stockholders	$(6,441)	$3,167	$ 2,837
Net income (loss) per common share:			
Basic:			
As reported	$ (1.04)	$ 0.43	$ 0.40
Pro forma	$ (1.07)	$ 0.35	$ 0.29
Diluted:			
As reported	$ (1.04)	$ 0.40	$ 0.39
Pro forma	$ (1.07)	$ 0.33	$ 0.28

The Company calculated the fair value of equity instruments issued under the ESPP and stock option plans on the grant date using the Black-Scholes model as prescribed by SFAS No. 123 with the following assumptions:

Employee Stock Purchase Plan

	Year Ended September 30, 2004
Risk-free interest rate	1.02%
Volatility	45.3%–49.1%
Expected average life	4 months
Expected dividends	—

Stock Option Plans

	Years Ended September 30,		
	2002	2003	2004
Risk-free interest rate	4.0%–4.6%	2.5%–3.0%	2.4%–3.5%
Volatility	—	71.3%–72.6%	67.3%–71.0%
Expected average life	4 years	4 years	4 years
Expected dividends	—	—	—

The risk-free interest rate was calculated in accordance with the grant date and the expected life of the options is the vesting period for the fiscal years ended 2002, 2003 and 2004.

The weighted-average grant date fair value per share of options granted during the years ended September 30, 2002, 2003 and 2004 was $1.90, $11.76 and $8.34, respectively. The weighted-average grant date fair value per share for shares issued under the ESPP during the years ended September 30, 2003 and 2004 was $6.01 and $6.40, respectively.

Concentration of credit risk and other risks and uncertainties

Certain of the Company's products require approval from the Food and Drug Administration and foreign regulatory agencies prior to commercialized sale and are subject to continued regulations once approved. There can be no assurance that the Company's new products or new versions of previous products will receive any of these required approvals. If the Company was denied such approvals or such approvals were delayed, it could have a materially adverse impact on the Company.

During fiscal year 2002, one customer accounted for approximately 13.5% of total net sales. No customer accounted for more than 10% of total net sales during fiscal years 2003 and 2004. No customer accounted for more than 10% of total accounts receivable at September 30, 2003 and 2004.

The Company maintains allowances for potential credit losses and such losses have been within the Company's expectations.

Segments

The Company operates in one segment, using one measurement of profitability to manage its business. As of September 30, 2003 and 2004, 99.5% and 98.6%, respectively, of long-lived assets are maintained in the United States of America. During the years ended September 30, 2002, 2003 and 2004, sales to international customers accounted for 9.0%, 4.5% and 6.5% of total net sales, respectively.

Net income (loss) per common share

Basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of vested common shares outstanding for the period. Diluted net income (loss) per common share is computed giving effect to all potential dilutive common stock, including options and redeemable convertible preferred stock.

A reconciliation of the numerator and denominator used in the basic and diluted net income (loss) per share follows (in thousands):

	Years Ended September 30,		
	2002	2003	2004
Numerator:			
Net income	$ 2,277	$ 6,112	$ 3,956
Accretion of redeemable convertible preferred stock	(8,550)	(2,229)	—
Net income (loss) available to common stockholders	$(6,273)	$ 3,883	$ 3,956
Denominator:			
Weighted-average shares used in computing basic net income (loss) per common share	6,042	9,010	9,863
Dilutive effect of options to purchase shares	—	558	406
Dilutive effect of redeemable convertible preferred stock	—	173	—
Weighted-average shares used in computing diluted net income (loss) per common share	6,042	9,741	10,269

The following outstanding options and redeemable convertible preferred stock were excluded from the computation of diluted net income (loss) per share as they had an antidilutive effect:

	September 30,		
	2002	2003	2004
Options to purchase common stock	1,034,117	34,027	125,578
Redeemable convertible preferred stock	1,238,390	—	—

Reclassifications

Certain financial statement items have been reclassified to conform to the current year's presentation. These reclassifications had no effect on previously reported total assets, net income or loss, net income (loss) available to common stockholders or stockholders' equity.

Recent accounting pronouncements

The Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN No. 46"), Consolidation of Variable Interest Entities, in January 2003, and a revised interpretation of FIN No. 46 ("FIN No. 46-R") in December 2003. FIN No. 46 requires certain variable interest entities ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN No. 46 were effective immediately for all arrangements entered into after January 31, 2003. We have not invested in any entities that we believe are VIEs for which we are the primary beneficiary. The Company is required to adopt the provisions of FIN No. 46-R on October 1, 2004 for arrangements entered into prior to February 1, 2003 and apply it to future arrangements. The Company does not expect the adoption of FIN No. 46-R to have an impact on its consolidated financial position, results of operations or cash flows.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and investments accounted for under the cost method or the equity method. The recognition and measurement guidance is applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. In September 2004, the EITF delayed the requirement to record impairment losses under EITF 03-01 until new guidance is issued. The adoption of this consensus on the recognition and measurement guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2004, the FASB issued a proposed Statement, Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB 25 and would require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of earnings. The proposed Statement would require that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption, plus unvested awards at the date of adoption, be expensed over the applicable vesting period. The recommended effective date of the proposed Statement for public companies is for all quarters beginning after June 15, 2005. The Company is currently evaluating option valuation methodologies and assumptions in light of the evolving accounting standards related to employee stock options. Current estimates of option values using the Black-Scholes method may not be indicative of results from valuation methodologies ultimately adopted in the final rules.

Note 3—Balance Sheet Detail:

Available-for-sale securities

Available-for-sale securities at September 30, 2003 are summarized as follows (in thousands):

	Fair Market Value	Amortized Cost Basis	Unrealized Gain
Auction rate receipts	$2,700	$2,700	$—
Corporate bonds	99	99	—
Municipal bonds	3,940	3,928	12
United States government agencies	3,032	3,015	17
	$9,771	$9,742	$ 29

Available-for-sale securities at September 30, 2004 are summarized as follows (in thousands):

	Fair Market Value	Amortized Cost Basis	Unrealized Loss
Corporate notes	$1,046	$1,051	$ (5)
Municipal bonds	2,528	2,538	(10)
United States government agencies	115	115	—
	$3,689	$3,704	$ (15)

Maturities of available-for-sale securities at September 30, 2004 are summarized as follows (in thousands):

	Maturity in 1 Year or Less	Maturity in 1 to 5 Years
Corporate notes	$—	$1,046
Municipal bonds	—	2,528
United States government agencies	115	—
	$115	$3,574

Realized gains and losses on the sale of available-for-sale securities are summarized as follows (in thousands):

	Years Ended September 30,		
	2002	2003	2004
Gross realized gains	$ 4	$ 5	$—
Gross realized losses	(13)	(10)	—
	$ (9)	$ (5)	$—

Prepaid expenses and other current assets (in thousands)

	September 30,	
	2003	2004
Prepaid commissions	$2,051	$2,230
Prepaid marketing expenses	419	401
Prepaid software installation expenses	1,650	1,359
Prepaid rent	271	277
Other	300	612
	$4,691	$4,879

Property and equipment, net (in thousands)

	September 30,	
	2003	2004
Computer hardware	$ 4,284	$ 5,436
Computer software	1,112	1,877
Furniture and fixtures	1,713	2,132
Leasehold improvements	1,183	1,211
	8,292	10,656
Less: Accumulated depreciation and amortization	(4,719)	(6,289)
	$ 3,573	$ 4,367

Equipment acquired under capital leases are included in furniture and fixtures with a cost of $346,000 and none and accumulated amortization of $254,000 and none as of September 30, 2003 and 2004, respectively.

The Company leases property and equipment under operating leases to certain customer sites in accordance with a comprehensive application service provider agreement (see Note 2). Included in machinery and equipment and leasehold improvements are assets leased to customers as follows (in thousands):

	September 30,	
	2003	2004
Machinery and equipment	$402	$ 562
Leasehold improvements	51	84
	453	646
Less accumulated depreciation and amortization	(42)	(113)
	$411	$ 533

Goodwill and other intangible assets

The following table reflects the gross carrying amount and accumulated amortization of the Company's intangible assets on the consolidated balance sheets as follows (in thousands):

	September 30,	
	2003	2004
Intangible assets:		
Amortized intangible assets:		
Technology	$ 4,260	$ 9,398
Customer base	356	3,388
Non-compete	260	260
Trade name	—	469
	4,876	13,515
Accumulated amortization	(3,958)	(5,823)
Total other intangible assets, net	$ 918	$ 7,692

For comparative purposes, the following table illustrates the Company's net income (loss) available to common stockholders adjusted to exclude goodwill and acquired workforce amortization expense as if amortization had ceased October 1, 2001 (in thousands, except per share data):

	Years Ended September 30,		
	2002	2003	2004
Net income (loss) available to common stockholders as reported	$(6,273)	$3,883	$3,956
Amortization of goodwill	170	—	—
Adjusted net income (loss) available to common stockholders	$(6,103)	$3,883	$3,956
Net income (loss) per common share, basic			
As reported	$ (1.04)	$ 0.43	$ 0.40
As adjusted	$ (1.01)	$ 0.43	$ 0.40
Net income (loss) per common share, diluted			
As reported	$ (1.04)	$ 0.40	$ 0.39
As adjusted	$ (1.01)	$ 0.40	$ 0.39

Amortization expense for those intangible assets still required to be amortized under SFAS No. 142 was $392,000, $345,000 and $1,864,000 for the fiscal years ended September 30, 2002, 2003 and 2004, respectively. The Company estimates amortization expense on a straight-line basis to be $2,325,000, $1,797,000 and $1,410,000 for fiscal years 2005 through 2007, respectively.

Accrued liabilities (in thousands)

	September 30,	
	2003	2004
Accrued compensation	$2,142	$ 487
Accrued paid time off	1,099	1,531
Accrued 401(k) payable	143	26
Accrued ESPP payable	259	447
Accrued commissions	562	219
Accrued payroll taxes	200	74
Other accrued liabilities	817	1,344
	$5,222	$4,128

Deferred revenue

Total deferred revenue, current and long term, is comprised of the following (in thousands):

	September 30,	
	2003	2004
Deferred software license revenue	$13,802	$17,234
Deferred maintenance and services revenue	12,880	18,162
Deferred term license revenue	840	3,223
Deferred pathology license revenue	—	2,471
Other	30	7
	$27,552	$41,097

Note 4—Commitments, Contingencies and Guarantees:

Operating leases

The Company leases its facilities and premises under noncancelable operating leases, which expire between October 2004 and March 2007. The leases in Mountain View, California and in Cambridge, Massachusetts have options to extend the leases for additional terms ranging from two to five years. Under these agreements, the Company is responsible for certain maintenance costs, taxes and insurance expenses. The Company also leases premises in Jackson, Tennessee and Rockwall, Texas on a month to month basis.

In addition, the Company leases three automobiles and office equipment under operating leases with expiration dates through March 2006, each having purchase options at the end of the lease term. At September 30, 2004, aggregate future minimum payments under noncancelable operating leases are as follows (in thousands):

2005	$3,115
2006	2,740
2007	1,115
	$6,970

Rent expense, including the facility lease and equipment rental, was $2,293,000, $2,827,000 and $3,570,000 for the years ended September 30, 2002, 2003 and 2004, respectively. In 2001, rent expense is net of $328,000 of rental income related to the sublease of premises in Mountain View, California. The sublease agreement expired in June 2001.

In July 2002, the Company entered into service agreements for telecommunications services through 2007. The services contracted for include wireless, frame-relay, voice/data and internet transport services. In September 2004, the Company entered into a distribution agreement with Advizor Solutions to provide third party analysis product. At September 30, 2004, total future minimum obligations under these agreements are as follows (in thousands):

2005	$1,499
2006	1,200
2007	1,030
	$3,729

Capital lease obligations

During 2000, the Company acquired office furniture under a capital lease. Payment, comprising both principal and interest, were due in sixty equal monthly installments through March 2005. The Company paid the capital lease in full during fiscal year 2004.

In connection with the Tamtron/MRS acquisition in December 2003 (see Note 8), the Company assumed several capital lease obligation liabilities. The Company paid all acquired capital leases off in full during fiscal year 2004.

Royalties and software development agreement

The Company has contracted with third parties to supply data used in conjunction with the Company's products. These contracts provide for payment of royalties ranging from 1.0% to 5.0% of future net sales from certain products.

Legal proceedings

On September 8, 2004, an alleged shareholder of the Company filed a putative securities class action lawsuit in the United States District Court for the Northern District of California. See Operating Engineers Construction Industry and Miscellaneous Pension Fund (Local 66 — Pittsburgh), on Behalf of Itself and All Others Similarly Situated v. IMPAC Medical Systems, Inc., Joseph K. Jachinowski and Kendra A. Borrego. The defendants in this case include the Company and two of its top executive officers. The lawsuit relates to the Company's March 1, 2004, announcement of its intent to restate its financial statements for fiscal years 2000 through 2003, and the Company's subsequent restatement of those financial statements. The lawsuit alleges, among other things, that during the period from November 20, 2002 to May 13, 2004 (the "class period"), the Company falsely reported its results for fiscal years 2000 to 2003 through improper revenue recognition, and thereby artificially inflated the price of the Company's stock. The plaintiff purports to have brought this lawsuit as a class action on behalf of all persons who purchased the Company's securities on the open market during the class period.

On September 14, 2004, two individuals filed a second purported securities class action lawsuit in the United States District Court for the Northern District of California that is substantively identical to the one filed on September 8, 2004. See Alan Lerner and Marvin Rogers, on Behalf of Themselves and All Others Similarly Situated v. IMPAC Medical Systems, Inc., Joseph K. Jachinowski and Kendra A. Borrego. The second lawsuit alleges the same claims against the same defendants on behalf of the same purported class of shareholders (those who purchased the Company's securities on the open market during the period from November 20, 2002 to May 13, 2004) as the earlier-filed lawsuit.

On September 21, 2004, another individual filed a third putative securities class action lawsuit in the United States District Court for the Northern District of California. See John Maras, Individually and On Behalf of All Others Similarly Situated v. IMPAC Medical Systems, Inc., Joseph Jachinowski, Kendra Borrego, David Auerbach, and James Hoey. This lawsuit alleges the same claims under the federal securities laws as the two earlier-filed lawsuits, and names as defendants, in addition to the Company and the two executives named in the two earlier-filed lawsuits, two other executive officers of the Company. This lawsuit alleges the same class period as the two earlier-filed actions (i.e., November 20, 2002 to May 13, 2004), and likewise alleges that during the class period the Company overstated its financial results for fiscal years 2000 to 2003 through improper revenue recognition, allegedly resulting in artificial inflation of the price of the Company's stock during the class period. This action further alleges that each of the four individual defendants sold shares of the Company's stock during the class period while in possession of material nonpublic information.

Each of these three related cases has been assigned to a single judge, and the Company anticipates that these three cases will be consolidated into a single action. On November 8, 2004, an alleged shareholder filed a motion to consolidate the three cases and to be appointed as lead plaintiff for the putative class. No date has been set for a hearing on this motion, and other shareholders seeking appointment as lead plaintiff may file similar motions. These lawsuits are still in the pleading stage, and the Court has entered orders providing that the time for the Company and the individual defendants to move to dismiss, answer, or otherwise respond to the complaints is extended through and including forty-five days after the later of (i) the appointment of lead plaintiff(s) or (ii) the filing of an consolidated amended complaint.

The Company and its officers have engaged outside counsel to defend these cases vigorously on their behalf. The Company, however, cannot be sure that it will prevail in these matters. While the results of such litigation matters cannot be predicted with certainty, the Company's failure to successfully defend against these lawsuits could result in a material adverse effect on its business, financial condition, results of operations or cash flows.

Indemnification Agreements

The Company enters into standard indemnification arrangements in its ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, generally its business partners or customers, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its products. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company: to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and to make good faith determination whether or not it is practicable for the Company to obtain directors' and officers' insurance. The Company currently has directors' and officers' insurance.

Note 5—Redeemable Convertible Preferred Stock:

As of September 30, 2002, the redeemable convertible preferred stock comprised (in thousands, except share data):

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Proceeds, Net of Issuance Costs	Liquidation Preference
Series A	1,238,390	1,238,390	$4,000	$2,000

Upon the closing of the Company's initial public offering in November 2002, all outstanding shares of redeemable convertible preferred stock converted into an equal number of shares of common stock.

Note 6—Stockholders' Equity:

Preferred stock

Under the terms of its Certificate of Incorporation, the Company is authorized to issue 5,000,000 shares of $0.001 par value preferred stock. The Board of Directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights preferences, privileges and restrictions thereof.

Common stock

Under the terms of its Certificate of Incorporation, the Company is authorized to issue 60,000,000 shares of $0.001 par value common stock. Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid as of September 30, 2004.

During fiscal 2002, the Company repurchased and retired 3,000 shares of common stock at a total cost of $22,000. The Company made no repurchases or retirements during fiscal 2003 and 2004.

Common Stock Subject to Rescission Rights

Prior to the effectiveness of the Company's registration statement for its initial public offering, an officer of the Company sent an email to 15 friends whom he had designated as potential purchasers of common stock in a directed share program in connection with the initial public offering. The email requested that the recipients send an indication of interest to the officer. The email was not accompanied by a preliminary prospectus and may have constituted a prospectus that does not meet the requirements of the Securities Act of 1933. The email was promptly followed by telephone conversations advising recipients that they could indicate an interest in purchasing shares only after they had received a preliminary prospectus. If the email did constitute a violation of the Securities Act of 1933, the recipients of the letter who purchased common stock in the Company's initial public offering could have had the right, for a period of one year from the date of their purchase of common stock, to obtain recovery of the consideration paid in connection with their purchase of common stock or, if they had already sold the stock, sue the Company for damages resulting from their purchase of common stock. As of September 30, 2003, the Company classified a total of 6,500 shares of common stock which have these rescission rights outside of stockholders' equity, as the redemption features were not within the control of the Company. As of September 30, 2004 these shares have been reclassified to stockholders' equity.

Stock Option Plans

1993 Stock Option Plan and 1998 Stock Plan

The Company reserved shares of common stock for issuance under the 1993 Stock Option Plan and the 1998 Stock Plan (the "Plans"). Under the Plans, the Board of Directors were able to grant either the right to purchase shares or options to purchase common shares of the Company at prices not less than the fair market value at the date of grant for qualified options and 85% of the fair market value for non-qualified options and purchase rights. If an individual owned stock representing more than 10% of the outstanding shares, the price of each share was to be at least 110% of the fair market value, as determined by the Board of Directors. Options granted under the Plans were exercisable as determined by the Board of Directors, and generally expired ten years from date of grant.

The Company has the right of first refusal to repurchase common shares issued under the Plans at fair market value. The right of first refusal terminates upon the earlier of the effective date of a merger involving the Company in which the stockholders of the Company own less than 50% of the equity securities of the surviving corporation or the effective date of a sale of all, or substantially all, of the assets of the Company.

2002 Stock Plan

The Company's 2002 Stock Plan was adopted by the Board of Directors in May 2002 and amended in November 2002. The stockholders approved the amended 2002 Stock Plan in November 2002. The 2002 Stock Plan became effective when the underwriting agreement for the Company's initial public offering was signed. At that time, all outstanding options and stock purchase rights under the 1993 Stock Option Plan and the 1998 Stock Plan will be administered under the 2002 Stock Plan but will continue to be governed by their existing terms. The 2002 Stock Plan provides for the discretionary grant to employees, including officers and employee directors, of incentive stock options and for the discretionary grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. The 2002 Stock Plan also provides for the periodic automatic grant of nonstatutory stock options to non-employee directors. The total number shares of common stock reserved for issuance under the 2002 Stock Plan equals 2,500,000 shares of common stock plus the 59,160 shares that were available for grant under the Plans as of November 20, 2002. The number of shares reserved for issuance under the 2002 Stock Plan will be increased on the first day of each of the Company's fiscal years by the lesser of (a) 3.0% of the outstanding common stock on the last day of the immediately preceding fiscal year, (b) 300,000 shares or (c) such lesser amount as the Board of Directors may determine. On October 1, 2003, 291,787 additional shares were reserved for issuance under the 2002 Stock Plan pursuant to this clause. The exercise price of all incentive stock options granted under the 2002 Stock Plan and all nonstatutory stock options granted automatically to non-employee directors must be at least equal to the fair market value of the common stock on the date of grant. With respect to any optionee who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive or nonstatutory stock option must equal at least 110% of the fair market value on the date of grant. On November 18, 2003, the Board of Directors amended the 2002 Stock Plan to provide for the discretionary grant to employees, including officers and employee directors, of stock appreciation rights (SAR) and stock units. Each SAR agreement shall specify the exercise price which may vary in accordance with a predetermined formula while the SAR is outstanding. The amount of cash and/or the fair market value of shares received upon exercise of a SAR shall, in the aggregate, be equal to the amount by which the fair market value (on the date of surrender) of the shares subject to the SAR exceeds the exercise price. Settlement of vested stock units may be made in the form of (i) cash, (ii) shares or (iii) any combination of both. The actual number of stock units eligible for settlement may be larger or smaller than the number included in the original award, based on predetermined performance factors. Unless terminated sooner, the 2002 Stock Plan will terminate automatically 10 years from the date it was adopted by the Company's Board of Directors.

As of September 30, 2004, 2,570,901 shares are available for future grant under the 2002 Stock Plan.

Option activity under the Plans and the 2002 Stock Plan are as follows:

	Options Outstanding			
	Number of Shares	Exercise Price	Total	Weighted Average Exercise Price
Balances, October 1, 2001	878,548	$0.32–$16.85	$ 3,674,654	$ 4.18
Options granted	215,000	$7.00–$13.00	2,735,000	$12.72
Options exercised	(55,431)	$0.70–$7.00	(193,583)	$ 3.49
Options canceled/expired	(4,000)	$1.34–$6.00	(19,340)	$ 4.84
Balances, September 30, 2002	1,034,117	$0.32–$16.85	6,196,731	$ 5.99
Options granted	125,000	$19.70–$23.25	2,793,600	$22.35
Options exercised	(292,283)	$0.32–$13.00	(1,087,458)	$ 3.72
Options canceled/expired	(12,365)	$3.23–$16.85	(109,345)	$ 8.84
Balances, September, 2003	854,469	$0.32–$23.25	7,793,528	$ 9.12
Options granted	175,000	$12.15–$26.33	2,805,750	$16.03
Options exercised	(147,098)	$0.32–$13.00	(729,999)	$ 4.96
Options canceled/expired	(7,589)	$5.00–$23.25	(111,768)	$14.73
Balances, September 30, 2004	874,782	$3.23–$26.33	$ 9,757,511	$11.15

The options outstanding and exercisable by exercise price at September 30, 2004 are as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$3.23	119,181	4.14	$ 3.23	119,181	$ 3.23
$5.00–$7.00	283,192	5.85	$ 5.48	262,995	$ 5.44
$12.15–$16.85	305,551	8.55	$12.97	98,289	$13.06
$19.70–$26.33	166,858	8.91	$23.12	57,979	$23.60
	874,782	7.14	$11.15	538,444	$ 8.30

As of September 30, 2003, 499,631 options were exercisable.

2002 Employee Stock Purchase Plan

The Company's 2002 Employee Stock Purchase Plan (the "ESPP") was adopted by the Board of Directors in May 2002 and amended in November 2002. The stockholders approved the amended ESPP in November 2002. A total of 750,000 shares of common stock were reserved for issuance under the ESPP when the ESPP was established. The number of shares reserved for issuance under the ESPP will be increased on the first day of each of the Company's fiscal years by the lesser of (a) 3.0% of the outstanding common stock on the last day of the immediately preceding fiscal year, (b) 300,000 shares or (c) such lesser amount as the Board of Directors may determine. On October 1, 2003, 291,787 additional shares were reserved for issuance under the ESPP pursuant to this clause. Under the ESPP, the Board of Directors may determine the duration and frequency of stock purchase periods. Initially the ESPP will operate using semi-annual offering periods. The ESPP permits participants to purchase common stock through payroll deductions of up to 10% of their total compensation, including bonuses and commissions.

Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the ESPP is generally 85% of the fair market value of the common stock either at the beginning of the offering period or at the end of the purchase period, whichever is lower. Unless earlier terminated by the Board of Directors, the ESPP will terminate automatically December 31, 2012. As of September 30, 2004, 937,434 shares remain available for issuance under the ESPP.

Stock-Based Compensation

In April 2002, the Company issued options to certain employees under the Plans with exercise prices below the deemed fair market value of the Company's common stock at the date of grant. All of these options vested immediately upon grant. In accordance with the requirements of APB No. 25, the Company has recorded stock-based compensation expense for the difference between the exercise price of the stock options and the deemed fair market value of the Company's stock at the date of grant. During the year ended September 30, 2002, the Company recorded stock-based compensation expense related to these options of $50,000. The Company had no stock-based compensation expense in the years ended September 30, 2003 and 2004.

Note 7—Income Taxes:

The provision for income taxes is as follows (in thousands):

	Years Ended September 30,		
	2002	2003	2004
Federal:			
Current	$ 2,645	$ 4,842	$ 2,904
Deferred	(1,585)	(1,918)	(1,113)
	1,060	2,924	1,791
State:			
Current	276	421	551
Deferred	(400)	(164)	(501)
	(124)	257	50
Foreign:			
Current	9	27	67
Total provision for income taxes	$ 945	$ 3,208	$ 1,908

U.S. and international components of income before provision for income taxes were (in thousands):

	Years Ended September 30,		
	2002	2003	2004
U.S.	$3,206	$9,163	$5,631
International	16	157	233
Income before provision for income taxes	$3,222	$9,320	$5,864

The components of the net deferred income tax assets are as follows (in thousands):

	September 30,	
	2003	2004
Deferred tax assets:		
Depreciation and amortization	$1,072	$1,265
Allowance for doubtful accounts	140	213
Deferred revenue	6,566	6,822
Accrued liabilities	347	851
Net operating loss carryforwards	35	17
Research tax credits	96	474
	8,256	9,642
Deferred tax liabilities:		
Prepaid expenses	(605)	(513)
Intangible assets	(368)	(252)
Net deferred tax assets	$7,283	$8,877

Management periodically evaluates the recoverability of the deferred tax assets. At such time, if it is determined that it is more likely than not that the deferred tax assets are not realizable, it recognizes a valuation allowance for the amount not deemed recognizable. As of September 30, 2003 and 2004, the Company has not provided a valuation allowance because it believes it is more likely than not that all deferred tax assets will be realized in the foreseeable future. The Company has net operating loss carryforwards available to reduce future taxable income. The carryforwards will expire in 2019. The Company has research and development tax credits for state income tax purposes which can be carried forward indefinitely.

The provision for income taxes differs from the amount computed by applying the statutory federal tax rate to income before taxes as follows:

	Years Ended September 30,		
	2002	2003	2004
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal effect	5.3	2.4	3.2
Nondeductible permanent items	2.2	3.3	—
Research and development tax credits	(7.1)	(5.3)	(5.1)
Meals and entertainment	—	—	2.6
Foreign taxes	0.3	(0.2)	(0.7)
Tax exempt interest income	—	(0.2)	(1.7)
Other	(6.4)	(0.6)	(0.8)
Provision for income taxes	29.3%	34.4%	32.5%

Note 8—Acquisitions:

Intellidata, Inc.

In April 2002, the Company acquired all outstanding stock of Intellidata, Inc. ("Intellidata"), a Virginia corporation which provides laboratory information systems to multi-site clinics, hospitals and physicians' labs as well as to commercial, public health and specialty labs. In addition, the Company executed a covenant-not-to-compete agreement with Intellidata's founder who was also the majority stockholder. The total purchase consideration consisted of $1,040,000 in cash for Intellidata's outstanding stock, $260,000 in cash for the covenant-not-to-compete and total transaction costs of approximately $129,000.

The acquisition of Intellidata was accounted for in accordance with SFAS No. 141, "Business Combinations" ("SFAS No. 141"), using the purchase method of accounting and, accordingly, the results of operations of Intellidata have been included in the Company's consolidated financial statements subsequent to April 30, 2002. The purchase price was allocated to the net tangible and identifiable intangible assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition as determined by an independent appraisal and management. The excess of the purchase price over the fair value of the net identifiable assets was allocated to goodwill. The purchase price was allocated as follows (in thousands):

Cash and cash equivalents	$ 7
Accounts receivable, net	119
Property and equipment, net	1
Other assets	2
Assumed liabilities	(893)
Developed/core technology	699
Acquired in-process research and development	116
Customer base	356
Covenant-not-to-compete	260
Goodwill	762
	$1,429

During the year ended September 30, 2003, the Company wrote-off acquired accounts receivable balances totaling approximately $25,000. In accordance with SFAS No. 141, this amount was reallocated from accounts receivable to goodwill in the above purchase price allocation.

The Company is amortizing developed/core technology, the customer base and the covenant-not-to-compete on a straight line basis over five, four and five year periods, respectively. In accordance with SFAS No. 142, no amortization has been recorded on the goodwill. Goodwill is deductible for tax purposes over a fifteen year period.

The fair value of the identifiable assets, including the portion of the purchase price attributed to the developed/core technology, acquired in-process research and development and the customer base was determined by an independent appraisal and management. The income approach was used to value developed/core technology, acquired in-process research and development and the customer base, which includes an analysis of the completion costs, cash flows, other required assets and risk associated with achieving such cash flows. Gross margins were estimated to be stable and operating expense ratios were estimated to slightly decline over the years. The present value of these cash flows was calculated with a discount rate of 20% for the developed/core technology, 30% for the in-process research and development and 25% for the customer base.

The in-process projects relate primarily to the development of additional modules to the laboratory information system and are expected to be completed over the next twelve months. The purchased in-process technology was not considered to have reached technological feasibility and it has no alternative future use. Accordingly, it was recorded as a component of operating expense. The revenues, expenses, cash flows and other assumptions underlying the estimated fair value of the acquired in-process research and development involve significant risks and uncertainties. The risks and uncertainties associated with completing the acquired in-process projects include retaining key personnel and being able to successfully and profitably produce, market and sell related products. The Company does not know of any developments which would lead it to significantly change its original estimate of the expected timing and commercial viability of these projects.

Tamtron Corporation and Medical Registry Services, Inc.

On December 23, 2003, the Company completed the acquisition of certain assets and certain liabilities of Tamtron Corporation ("Tamtron") and Medical Registry Services, Inc. ("MRS"), the PowerPath® pathology information management and cancer registry information system businesses of IMPATH Inc. for total cash consideration of $22.0 million and approximately $516,000 of acquisition costs. The acquisitions were made pursuant to an asset purchase agreement, dated November 24, 2003, by and among Tamtron, MRS and the Company. The Company intends to continue to operate each of the acquired businesses.

The acquisition of assets and liabilities of Tamtron and MRS was accounted for in accordance with SFAS No. 141 "Business Combinations" using the purchase method of accounting and, accordingly, the results of operations of Tamtron and MRS were included in the Company's consolidated financial statements subsequent to December 23, 2003. The purchase price was allocated to the net tangible and identifiable intangible assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition as determined by an independent appraisal and management. The excess of the purchase price over the fair value of the net identifiable assets was allocated to goodwill. The purchase price was allocated as follows (in thousands):

Tangible assets	$ 2,853
Deferred revenue	(3,713)
Other assumed liabilities	(101)
Developed/core technology	5,137
Customer base	3,032
Trade name	469
In-process research and development	557
Goodwill	14,282
	$22,516

The Company is amortizing developed/core technology, the customer base and trade name on a straight line basis over two to five years, five to seven years and two to six years, respectively. In accordance with SFAS No. 142, no amortization has been recorded on the goodwill. The Company expects to recognize amortization expense of $2.0 million and $1.6 million during fiscal years 2005 and 2006, respectively, $1.4 million during fiscal years 2007 and 2008, and $468,000, $141,000 and $28,000 during fiscal years 2009, 2010 and 2011, respectively.

The fair value of the identifiable assets, including the portion of the purchase price attributed to the developed/core technology, acquired in-process research and development, the customer base and the trade name was determined by an independent appraisal and management. The income approach was used to value developed/core technology, acquired in-process research and development, the customer base and the trade name, which includes an analysis of the completion costs, cash flows, other required assets and risk associated with achieving such cash flows. Gross margins were estimated to be stable and operating expense ratios were estimated to slightly improve over the years. The present value of the cash flows for MRS was calculated with a discount rate of 15% for the developed/core technology, customer base and trade name, and 20% for the in-process research and development. The present value of the cash flows for Tamtron was calculated with a discount rate of 15% for the developed/core technology and customer base, 17.5% for the trade name and 20% for the in-process research and development.

The in-process research and development projects relate primarily to the development of additional modules to the pathology information system and additional features for the registry system and are expected to be completed over the next twelve months. The purchased in-process technology was not considered to have reached technological feasibility and it has no alternative future use. Accordingly, it was recorded as a component of operating expense. The revenues, expenses, cash flows and other assumptions underlying the estimated fair value of the acquired in-process research and development involve significant risks and uncertainties. The risks and uncertainties associated with completing the acquired in-process projects include retaining key personnel and being able to successfully and profitably produce, market and sell related products. The Company does not know of any developments which would lead it to significantly change its original estimate of the expected timing and commercial viability of these projects.

Goodwill of approximately $14.3 million represented the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The Company believes that its existing registry product offering along with the assets of MRS positions it as a leader in the market for data aggregation of cancer care information. The Company also believes that the addition of assets from Tamtron in the area of pathology information systems creates a more relevant and comprehensive product offering to its customers. The combination of both acquisitions allows the Company to better achieve its goal to provide a total solution that manages the complexity of cancer care throughout the spectrum of detection, diagnosis, treatment and follow-up.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information is based on the respective historical financial statements of the Company, Intellidata, Tamtron and MRS. The pro forma financial information reflects the consolidated results of operations as if the acquisitions of Intellidata, Tamtron and MRS occurred at the beginning of each of the periods presented and includes the amortization of the resulting intangible assets other than goodwill. The pro forma data excludes non-recurring charges, consisting of in-process research and development of approximately $116,000 and $557,000 in the years ended September 30, 2002, and 2004, respectively. The pro forma financial data presented are not necessarily indicative of the Company's results of operations that might have occurred had the transactions been completed at the beginning of the periods presented, and do not purport to represent what the Company's consolidated results of operations might be for any future period (in thousands, except per share data).

	Years Ended September 30,		
	2002	2003	2004
Net sales	$51,944	$69,504	$71,977
Net income (loss) available to common stockholders	$(6,710)	$ 4,592	$ 4,301
Net income (loss) per common share:			
Basic	$ (1.11)	$ 0.51	$ 0.44
Diluted	$ (1.11)	$ 0.47	$ 0.42
Weighted-average shares used in computing net income (loss) per common share:			
Basic	6,042	9,010	9,863
Diluted	6,042	9,741	10,269

Note 9—Retirement Plan:

The Company has a voluntary 401(k) Plan covering substantially all eligible employees. The 401(k) Plan provides for employees to make tax deferred contributions to the 401(k) Plan equal to a maximum of 15% of their salary under a written elective deferral agreement. The Company will match the first 5% of such contributions, which vest over a six year period. The Company contributed approximately $571,000, $784,000 and $913,000 to the 401(k) Plan in the fiscal years ended September 30, 2002, 2003 and 2004, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

a. Evaluation Of Disclosure Controls And Procedures.

Joseph Jachinowski, our Chief Executive Officer, and Kendra Borrego, our Chief Financial Officer, conducted an evaluation of the effectiveness of IMPAC's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of September 30, 2004. Based on their evaluation, they each found the Company's disclosure controls and procedures were adequate to ensure that information required to be disclosed in the reports that IMPAC files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required, and that information required to be disclosed is accumulated and communicated to them as appropriate to allow timely decisions regarding required disclosure, except as set forth below.

As described in Note 7 of the notes to the condensed consolidated financial statements included in Part I – Item 1 of our Form 10-Q for the quarter ended June 30, 2004, subsequent to the issuance of IMPAC's consolidated financial statements for the year ended September 30, 2003, our management twice determined to restate our consolidated financial statements as of and for the years ended September 30, 2000, 2001, 2002 and 2003, to shift some previously deferred or recognized revenues to earlier or later quarters or to defer recorded revenues and recognize them in periods subsequent to March 31, 2004.

During the April 2004 restatement, our independent registered public accounting firm at the time, PricewaterhouseCoopers LLP, advised management and the Audit Committee that it noted certain matters regarding software revenue recognition practices during the periods under review that it considered to be material weaknesses. As part of the initial restatement, we conducted an extensive internal review of our revenue recognition practices for all periods for which financial statements are included in this report. Among other things, this involved the review of each of the over 1,500 customer contracts entered into since October 1, 1999.

As part of our disclosure controls and procedures over the selection and application of accounting principles, in particular software revenue recognition under SOP 97-2, our accounting officers independently reviewed SOP 97-2 together with other accounting literature, consulted with our independent auditing firm regarding revenue recognition and accounting developments, attended continuing education courses for the accounting profession and reviewed various accounting journals and other literature with respect to the existence of new accounting pronouncements and their application to IMPAC.

These controls and procedures were found to be deficient in identifying the accounting issues which were the subject of the two restatements. Specifically, the controls and procedures did not result in (i) our proper understanding of the application of SOP 97-2 for multiple element contracts, (ii) the identification of an improper usage of a retroactive acceptance clause resulting in revenue being recognized in the incorrect period and (iii) the deferral of 12% of the current list price of the software rather than 12% of the net purchase price.

In response to the matters identified, we have taken steps to strengthen control processes and procedures to identify, rectify and prevent the recurrence of the circumstances that resulted in our determination to restate prior period financial statements. In addition to the changes in internal control listed below, we intend to correct the identified weaknesses in our disclosure controls and procedures that led to the restatement by taking the following steps, among others:

- Continuing to search for additional in-house finance personnel with extensive software revenue recognition experience, including the application of SOP 97-2.
- Conducting and continuing to develop the internal training program for affected employees on applicable policies and procedures and sending finance personnel to external training and continuing education programs.

- Supplementing our revenue recognition policy to include a clearly understandable summary of key elements of the policy to better ensure broader understanding of the policy among our personnel.
- Continuing to refine the review of documentation of revenue transactions prior to recognizing revenue, including how each of the four criteria for revenue recognition (i.e. persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable) has been met, and requiring that this documentation be reviewed and approved by a responsible person prior to recording revenue.
- Establishing procedures to perform an on-going analysis of the VSOE of maintenance to support the fair value of maintenance to be used in deferring the fair value from multiple element arrangements.

We believe changes to our system of internal controls and our disclosure controls and procedures will be adequate to provide reasonable assurance that the objectives of these control systems will be met. However, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.

b. Changes in Internal Controls.

During the three months ended September 30, 2004, we completed the following actions to strengthen control processes and procedures to identify, rectify and prevent the recurrence of the circumstances that resulted in our determination to restate prior period financial statements:

- Corresponding with accounting professionals, including but not limited to our independent auditing firm and the Office of the Chief Accountant of the Securities and Exchange Commission, to ascertain any changes in application of Generally Accepted Accounting Principles (GAAP).
- Reviewing the Financial Accounting Standards Board's (FASB) and American Institute of Certified Public Accountants' websites and any available information to acknowledge, review and interpret any applicable accounting changes, including changes relating to software revenue recognition.

Item 9B. Other Information

2005 Cash Bonus Plan

In September 2004, the Compensation Committee approved the fiscal 2005 cash bonus plan for IMPAC employees, including our executive officers. Under the fiscal 2005 plan, Joseph K. Jachinowski, our Chief Executive Officer, James P. Hoey, our Executive Vice President and Chief Operating Officer, and David A. Auerbach, our Executive Vice President, Treasurer and Secretary, will each be eligible to receive a target cash bonus of $93,750 if certain revenue and net income targets are realized. Under the plan, 50% of the maximum bonus is based on the gross revenue target and 50% of the maximum bonus is based on the net income target. The executive officers will receive no bonus at 85% of the target amounts and 100% of the bonus at 105% of the target amounts. The bonus continues to increase linearly up to 115% of the target amount. The maximum bonus payable under the plan is $125,000. Kendra Borrego, our Chief Financial Officer, will be eligible to receive a cash bonus ranging from $37,500 to $50,000 if those same targets are realized.

Nasdaq Notification of Compliance

On December 7, 2004, we received a letter from the Nasdaq Stock Market informing us that we have evidenced compliance with all criteria for continued listing on The Nasdaq National Market as required by the Nasdaq Listing Qualifications Panel decision dated November 8, 2004. Accordingly, the Panel has determined to continue listing of our securities on The Nasdaq National Market and the hearing file relating to our possible delisting has been closed.

PART III

Item 10. Directors and Executive Officers of the Registrant

We have adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer or controller, a copy of which was filed as Exhibit 14.1 to our Form 8-K filed September 9, 2004.

The remaining information required by this item is incorporated by reference from IMPAC's Definitive Proxy Statement for its 2005 Annual Meeting of Stockholders under the captions "Election of Directors," "Committees of the Board of Directors; Meetings—Audit Committee" and "Section 16(a) Beneficial Ownership Reporting Compliance." See also Item 1 above.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from IMPAC's Definitive Proxy Statement for its 2005 Annual Meeting of Stockholders under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from IMPAC's Definitive Proxy Statement for its 2005 Annual Meeting of Stockholders under the captions "Ownership of Management and Principal Stockholders" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference from IMPAC's Definitive Proxy Statement for its 2005 Annual Meeting of Stockholders under the captions "Compensation Committee Interlocks and Insider Participation" and "Transactions with the Company."

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from IMPAC's Definitive Proxy Statement for its 2005 Annual Meeting of Stockholders under the caption "Principal Accountant Fees and Services."

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements of IMPAC Medical Systems, Inc. are included in Part II, Item 8:

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Stockholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedule II—Valuation and Qualifying Accounts

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(2) Exhibits:

See attached Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2004

IMPAC MEDICAL SYSTEMS, INC.

By /s/ JOSEPH K. JACHINOWSKI

Joseph K. Jachinowski
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Capacity	Date
/s/ JOSEPH K. JACHINOWSKI **Joseph K. Jachinowski**	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	December 14, 2004
/s/ KENDRA A. BORREGO **Kendra A. Borrego**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 14, 2004
/s/ JAMES P. HOEY **James P. Hoey**	Director, Executive Vice President, Chief Operations Officer	December 14, 2004
/s/ DAVID A. AUERBACH **David A. Auerbach**	Director, Executive Vice President and Treasurer	December 14, 2004
/s/ GREGORY M. AVIS **Gregory M. Avis**	Director	December 14, 2004
/s/ ROBERT J. BECKER **Robert J. Becker**	Director	December 14, 2004
/s/ CHRISTOPHER M. ROSE **Christopher M. Rose**	Director	December 14, 2004
/s/ GREGORY T. SCHIFFMAN **Gregory T. Schiffman**	Director	December 14, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of
IMPAC Medical Systems, Inc. and Subsidiaries

Our audits of the consolidated financial statements referred to in our report dated October 13, 2004 appearing in this Annual Report on Form 10-K also included an audit of the financial statement schedule listed in Item 15 of this Form 10-K. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
October 13, 2004

SCHEDULE II

IMPAC MEDICAL SYSTEMS, INC.

VALUATION AND QUALIFYING ACCOUNTS(1)
For the Years Ended September 30, 2002, 2003 and 2004

Descriptions	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Allowance for doubtful accounts receivable				
Year ended September 30, 2002	$295,000	$151,000	$(222,000)	$224,000
Year ended September 30, 2003	224,000	150,000	(19,000)	355,000
Year ended September 30, 2004	355,000	132,000	—	487,000

All other financial statement schedules have been omitted because the information required to be set forth herein is not applicable or is shown either in the accompanying consolidated financial statements or the notes thereto.

EXHIBIT INDEX

Set forth below is a list of exhibits that are being filed or incorporated by reference into this Form 10-K

Exhibit Number	Exhibit
2.1	Asset Purchase Agreement, dated as of November 24, 2003, by and among Tamtron Corporation, Medical Registry Services, Inc., and IMPAC Medical Systems, Inc. (1)
3.1	Second Amended and Restated Certificate of Incorporation.(2)
3.2	Amended and Restated Bylaws.(2)
4.1	Specimen Stock Certificate.(3)
10.1	Software Distribution Agreement dated April 25, 2001 between IMPAC and Siemens Medical Systems, Inc.†(3)
10.2	Application Service Provider (ASP) Agreement dated May 31, 2002 between IMPAC and US Oncology, Inc.†(3)
10.3	Lease Agreement dated September 1, 1999 between the Revocable Living Trust dated March 23, 1987, Hillview Management, Inc. and IMPAC, as amended, for the premises in Mountain View, California.(3)
10.3.1	Second Addendum dated March 23, 2000 to Lease Agreement dated September 1, 1999 between the Revocable Living Trust dated March 23, 1987, Hillview Management, Inc. and IMPAC for the premises in Mountain View, California.(3)
10.3.2	Third Addendum dated February 5, 2003 to Lease Agreement dated September 1, 1999 between the Revocable Living Trust dated March 23, 1987, Hillview Management, Inc. and IMPAC for the premises in Mountain View, California.(4)
10.4	Form of Indemnification Agreement between IMPAC and each of its officers and directors.(3)
10.5	1993 Stock Option Plan.(3)
10.6	1998 Stock Plan.(3)
10.7	2002 Stock Plan, as amended and restated on November 18, 2003.(5)
10.8	2002 Employee Stock Purchase Plan.(3)
10.9	Form of Incentive Stock Option Agreement for 2002 Stock Plan.(2)
10.10	Form of Nonqualified Stock Option Agreement for 2002 Stock Plan.(2)
10.11	Summary of Fiscal Year 2005 Cash Bonus Plan.
14.1	Code of Ethics.(6)
21.1	List of Subsidiaries of IMPAC.
23.1	Consent of Independent Registered Public Accounting Firm – Burr, Pilger and Mayer LLP.
23.2	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP.
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350.

(1) Incorporated by reference from Exhibit No. 99.2 to IMPAC's Form 8-K filed November 25, 2003.

(2) Incorporated by reference from the same numbered exhibit to IMPAC's Form 10-Q for the quarter ended December 31, 2002.

(3) Incorporated by reference from the same numbered exhibit to IMPAC's registration statement on Form S-1 (File No. 333-89724).

(4) Incorporated by reference from the same numbered exhibit to IMPAC's registration statement on Form S-1 (File No. 333-104739).

(5) Incorporated by reference from the same numbered exhibit to IMPAC's Form 10-Q for the quarter ended March 31, 2004

(6) Incorporated by reference from the same numbered exhibit to IMPAC's Form 8-K filed September 9, 2004

† Confidential treatment requested as to certain portions of this Exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

04

IMPAC Medical Systems, Inc. www.impac.com 888 GO IMPAC



IMPAC

www.impac.com

888 GO IMPAC

Corporate Headquarters

IMPAC Medical Systems, Inc.
100 West Evelyn Avenue
Mountain View, CA 94041
United States

T: 650 623 8800
F: 650 428 0721

Europe

IMPAC Medical Systems, Ltd.
Centurion House, London Road
Staines, Middlesex TW18 4AX
United Kingdom

T: +44 (0) 1784 410 416
F: +44 (0) 1784 410 340

Asia Pacific

IMPAC Medical Systems, Pty Ltd.
5 Everage Street
Moonee Ponds, Victoria 3039
Australia

T: +61 (0) 3 8371 0012
F: +61 (0) 3 9916 1971